Marani Brands, Inc
13152 Raymer Street
Suite 1A
No. Hollywood, CA  91605

June 25, 2010
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Brian McAllister

Re: Marani Brands, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009 Filed on October 13, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009 and December 31, 2009
Supplemental responses received May 3 and 6, 2010
File No. 333 -123176

Dear Mr. McAllister:

On behalf of Marani Brands, Inc. (the “Company”), we provide the following responses to the comments submitted to the Company by the staff of the Commission in its letter dated June 4, 2010, relating to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2009, its Form 10-Q for the Quarterly Period Ended September 30, 2009, and its Form 10-Q for the Quarterly Period Ended December 31, 2009, and our supplemental responses a prior comment letter.  Our responses are keyed to the numbering of the comments in the staff’s comment letter, and appear below following the comments, with additional references to the pages of the Company’s proposed amended Form 10-K/A.

We have attached to this letter our proposed amended Form 10-K/A that contains changes made to our original filing.

Form 10-K for Fiscal Year Ended June 30, 2009

Executive Compensation, page 17

1.
Please revise this section to fully comply with Item 404(m) through (r) of Regulation S-K.  For example, please disclose the material terms of each employment agreement or arrangement in the narrative to the summary compensation table, including the severance agreement. Also, the severance agreement provides for cash payments which do not appear on the summary compensation table. Please revise the table as appropriate, or advise.

RESPONSE

 The Company has revised the Executive Compensation section in its amended Form 10-K/A for the Fiscal Year Ended June 30, 2009, in accordance with this comment.  See page 17 et seq of the Form 10-K/A.

2.
We note that the table includes "annualized" salary and all other compensation. Please revise the table to set forth "the compensation awarded to, earned by, or paid to the named executive officers."  Sec Item 404(b)(1).  If you wish to provide annualized amounts, please relocate tit a footnote to the table and explain "annualized".

RESPONSE

The Company has revised the Executive Compensation section in its amended Form 10-K/A for the Fiscal Year Ended June 30, 2009, to set forth the compensation awarded to, earned by, or paid to the named executive officers, in lieu of annualized amounts. See page 17 of the Form 10-K/A.

Security Ownership of Certain Beneficial Owners and Management. page 17

3.
We note the change in record ownership discussed in the response to prior comment two. Please tell us whether, as a result of such transfers, any natural person is the beneficial own of more than 5% of common stock. In this regard, we note that three transferees have the same address in care of The Lebrecht Group, and two other transferees have the same California address.

RESPONSE

We have re-examined the Company’s common stock records maintained by our stock transfer agent and registrar for the period commencing with the April 2008 merger transactions, through June 30, 2009.  While we have not found that any of the transfers discussed in the response to prior comment two were to a natural person, we have been provided with the identity of those persons who appear as managers of the transferees, as follows:

Entity	Manager
Purell Partners LLC	Managing Partner : Arie Kaplan
Dojo Enterprises LLC	Managing Partner : Arie Kaplan
Parkway LLC	Managing Member: Jamie Mazur
Grecian LLC	Managing Member: Jennifer Mazur
Ford LLC	Managing Member: Emily Mazur
Zoltar Investment LTD	Manager: Brian Vollmer

Based upon information, and in reliance upon the provisions and guidance of Rule 13d-3 and the Instructions 2 and 2 to Item 403 of Regulation S-K, we have not listed Purell Partners LLC or any of the transferees as holders of more than 5% of our common stock.

The Lebrecht Group is a law firm that represented the MEI in the merger transactions, and has been involved with Schedule 13D filings for the Company’s executive officers in the past, as a “Person Authorized to Receive Notices and Communications”.

4.
We repeat prior comment three. Please disclose the natural persons who are the beneficial owners of the shares held by the entities listed as principal shareholders.  If natural persons affiliated with Julius Baer & Co are the beneficial owners, please disclose them.

RESPONSE

We have amended the Security Ownership of Certain Beneficial Owners and Management part of the Form 10-K/A, upon our determination that, during the fiscal year July 1, 2008 to June 30, 2009, Julius Baer & Co Ltd. ceased to be the fund manager for The J.B. Black Sea Fund and RBC Dexia Investor Services Bank S.A,  Based upon the information contained on a Schedule G filed by Julius Baer Multistock SICAV on February 13, 2009, Julius Baer Multistock SICAV holds sole voting and dispositive power over the Company’s common stock previously reported owned by The J.B. Black Sea Fund and RBC Dexia Investor Services Bank S.A.  Julius Baer Multistock SICAV did not report the identities of any other person that would have been required pursuant to Rule 13d-1(j)(1)(iii) or (2) if two or more persons or a group were beneficial holders. As such, and consistent with our information, there are no natural persons that are beneficial owners of the common stock under examination.

Certain Relationships and Related Transactions, Director Independence. page 19

5.
We repeat comment four. The disclosure requirements includes transactions with parties that are “related persons" "at any time during the specified period for which disclosure under paragraph (a) of this Item is required...." See the Instruction to item 404(a) of Regulation S-K.

RESPONSE

The transfers discussed in our response to comment 3 above were all consummated prior to July 1, 2008. Therefore, we do not believe that the disclosure of transactions with Purell Partners is required by Item 404 of Regulation S-K.

Exhibit Index & Exhibits

6.
We understand that the documents provided supplementally will be filed as exhibits to the amended 2009 Form 10-K. Further, please file the following exhibits or revise the index as follows:

For Exhibit 3.3, please revise the exhibit index to correct the document from which this exhibit is incorporated by reference.

Please refile Exhibit 10.8 in executed form and revise the index as appropriate.

Please file the July 28, 2009 note as an exhibit and list in the index.

Please list the Purcell Partners Consulting Agreement as an exhibit in the index and incorporate by reference.

RESPONSE

We have revised the index and filed or refilled each referenced exhibit as requested.

7.
We note your response to comment 11 in our letter dated March 12, 2010.  Please describe to us the complete history of how the 10 million warrants issued to Purell and 3,890,000 warrants issued to Continental Advisors were accounted for in your financial statements.  In this regard, tell us at a minimum, when and why the warrants were issued, the fair value of the warrants, how the issuance of the warrants impacted your financial statements, when the warrants were cancelled, and how you reflected the cancellation in your financial statements.

RESPONSE

Issuance of Warrants

Purell

On October 1, 2007, warrants to purchase ten million (10,000,000) shares of common stock were issued to Purcell having an exercise price of $0.10 per warrant share, and an expiration date of September 30, 2010.  The warrants were issued in consideration of services to be performed by Purell in assisting the Company in raising approximately $10,000,000 of equity financing in anticipation of, but not connected with, the merger.  Purell, however, failed to perform and no equity financing was arranged by Purell for the Company.  Owing to the failure of consideration for the issuance of the warrants, in December 2009, the Company cancelled the 10,000,000 warrants issued to Purell.

Continental Advisors

On May 1, 2008, the company issued warrants to purchase 2,375,000 shares if its common stock at an exercise price of $0.25, and on June 4, 2008, issued warrants to purchase 1,515,000 shares if its common stock at an exercise price of $.35 at issued on at $0.35, having expiration dates of May 1, 2011 and June 4 2001 respectively, to Continental Advisors, pursuant to a letter agreement to serve as a placement agent, effective October 12, 2007.  It has come to the Company's attention that Continental Advisors was not fully licensed and authorized under applicable European securities regulations to serve as a placement agent and therefore was not entitled to receive compensation for serving in that capacity. Accordingly, in December 2009, the warrants were cancelled.

Accounting Treatment/Impact on Financial Statements

Year Ended June 30, 2008

For the fiscal year ending June 30, 2008, the issuance of the warrants had no impact on our financial statements.  The fair value of the warrants as of June 30, 2008 was $0, which was determined using the Black-Scholes option value model with the following assumptions (based upon all outstanding warrants):

Expected Dividend Yield	0.00%
Risk Free Interest Rate	2.75%
Expected Volatility	60.00%
Expected Life (in years average)	2.70

Year Ended June 30, 2009

For the fiscal year ending June 30, 2009, the issuance of the warrants impacted our financial statements as follows:

BALANCE SHEET - Derivative Liability	246,501
P/L - Derivative Expense	(246,501)
CASH FLOWS – Derivative Expense	246,501
NOTE 9 – Warrants Fair Value	246,501

The fair value of the warrants as of June 30, 2009 was $246,501, which was determined using the Black-Scholes option value model with the following assumptions (based upon all outstanding warrants):

Expected Dividend Yield	0.00%
Risk Free Interest Rate	3.00%
Expected Volatility	60.00%
Expected Life (in years average)	1.70

Quarter Ending September 30, 2009

For the quarter ending September 30, 2009, the issuance of the warrants impacted our financial statements as follows:

BALANCE SHEET - Derivative Liability	252,302
P/L - Derivative Expense (3 months)	(5,801)
CASH FLOWS – Derivative Expense (3 months)	(5,801)
NOTE 9 – Warrants Fair Value	252,302

The fair value of the warrants as of September 30, 2009 was $252,302, which was determined using the Black-Scholes option value model with the following assumptions (based upon all outstanding warrants):

Expected Dividend Yield	0.00%
Risk Free Interest Rate	3.00%
Expected Volatility	60.00%
Expected Life (in years average)	1.45

Quarter Ending December 31, 2009

In December 2009, the warrants were cancelled by the Company.  During this quarter, however, the company issued 7,000,000 warrants to an unrelated third party.  For the quarter ending December 31, 2009, the cancellation of Purell/Continential warrants impacted our financial statements as follows:

BALANCE SHEET - Derivative Liability	92,691
P/L - Derivative Expense (three months)	252,302
CASH FLOWS – Derivative Expense (six months)	(246,501)
NOTE 10 – Warrants Fair Value	59,834

The $32,857 differential between the balance sheet derivative liability and the fair value of the newly issued 7,000,000 warrants, reflects a derivative liability amount attributed to the conversion feature of a $50,000 “non-conventional” convertible note (conversion price indexed to a variable) issued by the Company on December 21, 2009.

If you require additional information, please telephone the undersigned or at 818-503-5200 or Roy D. Toulan, Jr., our legal counsel, at 978-283-2233.

Sincerely,

Marani Brands, Inc.

By:	/s/ Margrit Eyraud
Margrit Eyraud Chief Executive Officer

5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________

333-123176
(Commission file number)

Marani Brands, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada	20-2008579
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

13152 Raymer Street, Suite 1A
North Hollywood, CA  91605
(Address of principal executive offices)

(818) 503-5200
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.001
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act: ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K  or  any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the issuer is a shell company as defined in Rule 12b-2 of the Exchange Act. ☐ Yes ☒ No

The issuer had revenues of $402,373 for the fiscal year ended June 30, 2009.

The aggregate market value of the voting stock held by non-affiliates of the issuer on October 9, 2009 was $14,712,143, based on the price at which the common stock was sold on that date.

As of October 9, 2009, the issuer had 183,901,796 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:  See Exhibits

FORWARD-LOOKING STATEMENTS

Statements that are not historical facts, including statements about our prospects and strategies and our expectations about growth contained in this report, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements represent our present expectations or beliefs concerning future events.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to our future profitability; the accuracy of our performance projections; and our ability to obtain financing on acceptable terms to finance our operations until profitability.

PART I

Item 1.           Description of Business

Formation and Merger

The Company was incorporated in Nevada on May 30, 2001, under the name Elli Tsab, Inc., which was subsequently changed to Patient Data Corporation, and thereafter to Fit for Business, Inc.  On March 10, 2008, the Company changed its name from Fit for Business, Inc. to Marani Brands, Inc.  On March 31, 2008, our common stock underwent a 1-for-250 reverse stock split, and commenced trading on the Over the Counter Bulletin Board under the new symbol “MRIB”.  The only business of the Company on March 31, 2008 was that of its wholly owned subsidiary, Fit For Business (Australia) Pty Limited.

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

MEI was incorporated in December 2001 and, since its inception, has been an ongoing business engaged in the in the importation and sale of alcoholic beverage products, primarily Marani® Vodka, its flagship product.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement, which the parties implemented follows:

Merger of FFBI Merger Sub Corp. and MEI

●	By virtue of this statutory merger, the separate corporate existence of FFBI Merger Sub Corp. ceased, with MEI remaining as the surviving corporation.

●
The shares of FFBI Merger Sub Corp. held by the Company pre merger were converted into the shares of MEI and, post merger, the conversion shares remain outstanding and continue to be held by the Company as shares of MEI

●
Since MEI was a company with an ongoing business, and since FFBI Merger Sub Corp. had no business operations and ceased to exist as a separate corporate entity, this merger transaction constituted a “forward merger”

    Merger MEI and Marani Brands, Inc.

●	By virtue of this “subsidiary merger,” both companies continue to have a separate existence, with MEI becoming a wholly owned subsidiary of the Company.

●
Each share of MEI held by its stockholders pre merger was automatically exchanged for that number of shares of the Company, determined by dividing 100,0000,000 by the 10,000,000 issued and outstanding shares of MEI existing before either merger, effecting a 10 for 1 exchange ratio

●
On April 7, 2008, the Company issued 100,000,000 shares of its common stock to the pre merger stockholders of MEI, and the 10,0000,000 shares of MEI held by MEI’s stockholders pre merger were cancelled

●
The Company thereby holds 100% of the shares of MEI by virtue of (i) the cancellation of the MEI shares held pre subsidiary merger by MEI stockholders that were exchanged for 100,000,000 of the Company’s shares and (ii) the MEI shares that were converted from FFBI Merger Sub Corp. shares held by the Company pre forward merger, which remain outstanding and continue to be held by the Company, as the total issued and outstanding shares of MEI, post merger

●
Since MEI operated an ongoing business and since the Company had pre merger business operations that were not pursued by the Company post merger, this subsidiary merger transaction constituted a “reverse merger”

The acquisition of MEI by the Company was completed by the merger of the Company’s wholly-owned subsidiary, FFBI Merger Sub Corp. with and into MEI, with MEI remaining as the surviving entity and wholly-owned subsidiary of the Company.    The net effect of these transactions was a reverse merger of the Company with MEI.  MEI subsequently changed its name to Marani Spirits, Inc., and continues to be the operational arm of the Company.

On March 31, 2008, in anticipation of the merger transaction, the Company amended its Articles of Incorporation to increase its authorized shares of common stock to 300,000,000.  On April 7, 2008, in connection with the merger, we issued an aggregate of 43,138,825 shares of our common stock as compensation for direct offering services.

On April 7, 2008, after management decided that the business of FFB Australia could not be effectively managed from the United States, and was no longer related to the Company’s core business and, simultaneous with the merger transaction, the Company exercised its option to sell FFB Australia to former Chief Executive Officer, Mark Poulsen.  Mr. Poulsen complied with his obligations under the Subsidiary Acquisition Option Agreement and acquired all of the Company’s interest in FFB Australia on or about May 15, 2008.

Our Business and Products

Prior to the Company’s acquisition of MEI, our only business was that of its wholly-owned subsidiary, Fit for Business (Australia) Pty Limited, which is engaged in the development of overall wellness programs for the workplace in Australia.

Subsequent to the merger transaction with MEI, the Company’s primary business is the business of MEI in the distribution of wine and spirit products manufactured in Armenia. In the future the Company may add alcohol beverage products manufactured in other countries

The Company’s signature product is Marani Vodka, a premium vodka which is manufactured exclusively for us in Armenia. Marani Vodka is made from winter wheat harvested in Armenia, distilled three times, aged in oak barrels lined with honey and skimmed dried milk, then filtered twenty-five times. Bottling of the product occurs at the Eraskh distillery in Armenia. Marani Vodka was awarded the gold medal in the International Spirit Competition, held in San Francisco, California, in both 2004 and 2007, and the 5 Diamond Award by the American Academy of Hospitality and Sciences in March 2008 and 2009.

In addition to the Company’s premium vodka, in the future we intend to distribute the following products:

•	Various premium brandy products manufactured by Eraskh.

•	A line of sweet dessert wines manufactured by Eraskh.

To compete in the highly competitive market for premium alcoholic beverages, Marani Brand’s marketing and business plan is focused on maintaining and expanding its channels of distribution and enhancing brand recognition for Marani Brand’s premium vodka product through its recent rebranding, advertising, promotional and distributor relations efforts. Some of these efforts include:

•	Major redesign and rebranding of Marani Vodka, including a new bottle
•	Major redesign of the company’s web presence
•	Primary production and preparation for the upcoming launch of a new advertising campaign, scheduled for early 2010
•	An effort to trademark the Marani name worldwide

These efforts have incurred significant expense, but management believes that they are necessary to the continued growth of the Company.

Sources and Availability of Products and supplies

The Company purchases all of its products from a single supplier, Eraskh Winery, Ltd., under an Exclusive Distribution Agreement with Eraskh, an Armenian manufacturer of wine and other spirits.  Marani Brands have been granted exclusive rights for defined territories, including the United States, Mexico and the Caribbean, with a right of first refusal for any other territories where Eraskh desires to promote and sell its products.  The Exclusive Distribution Agreement, which was renewed this year, will expire in 2012 but is subject to automatic five (5) year renewals.  Upon termination or non-renewal of the Exclusive Distribution Agreement, the Agreement provides for compensation from Eraskh equal to ten percent (10%) of the gross sales of Eraskh’s products in the defined territories, in U.S. dollars, for period of seven (7) years subsequent to such termination or non-renewal.  While the Company has entered into a Letter of Intent to acquire Eraskh, there can be no assurance that we will enter into a definitive agreement to acquire the distillery as contemplated or that the distillery will be acquired.

The new bottles for Marani Vodka are currently being manufactured in France by Saver Glass Company and China by Universal Group Co., Ltd. and shipped to Armenia to be filled at Eraskh. Other suppliers of bottles are available to the Company at competitive market rates, should we need additional quantities or should our arrangement with Universal Group Co., Ltd. no longer be available.

Distribution and Dependence on Limited Customers

The Company product is being distributed by Southern Wine & Spirits of America, Inc. ("SWS"), in Southern California, in conjuction with PLCB Pennsylvania and Nevada.  SWS is one of the largest alcoholic beverage distributor in the United States. Through Southern, the Company’s Marani Vodka We have entered into new arrangements with other QV Distributors in Arizona and Wein-Baur in Illinois in order to maximize its coverage in the United States. The Company has identified appropriate distributor of Marani Vodka in India and we have begun shipping effective June 2009.  The Company currently sells its products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, chain and boutique hotels, bars and restaurants.  In the future, in addition to selling our products to wholesalers, we may sell our products directly to major retailers and chains.  Our results of operations and financial condition are dependent on the performance of our major wholesalers, retailers or chains and our inability to collect accounts receivable from a limited number of them. We monitor performance and collections to determine the need, if any, to seek other customers for existing levels of product production.

Competition and Trends

The Company is in a highly competitive industry with the need continually to monitor factors such as: the dollar amount and unit volume of our sales as affected by our ability to maintain or increase prices; changes in geographic or product mix; and changes in alcoholic beverage consumption or the decision of wholesalers, retailers or consumers to purchase competitive products.  Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitive products.  Unit volume and dollar sales can be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which can affect their supply of, or consumer demand for, our products.

In spirits, the major global competitors are Diageo, Pernod Ricard, Bacardi and Brown-Forman, each of which has many brands in many market segments, including vodka, which give them the ability to leverage their marketing relationship.  In addition, the Company faces competition from local and regional companies in the United States and world-wide. Nearly all of the Company’s significant competitors have greater market presence, marketing capabilities as well as greater financial, technological and personnel resources than the Company.

As outlined above, the Company has engaged in a systematic marketing plan in order to expand our distribution channels and brand recognition. These efforts include significant advertising and distributor relations initiatives anticipated to begin during the next quarter.

The beverage alcohol distribution industry is being affected by the trend toward consolidation in the wholesale and retail distribution channels, particularly in Europe and the U.S.  Our revenues, share of sales and volume growth is dependent partially upon our continuing adaptation to this changing environment.  In addition, wholesalers and retailers of our products offer products of other companies that compete directly with our products for retail shelf space and consumer purchases.

Since 1995, there have been modest increases in consumption of beverage alcohol in most geographic markets.  A change in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

•	A general decline in economic conditions;
•	Increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
•	A general decline in the consumption of beverage alcohol products in on-premise establishments;
•	A trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices, energy and vitamin drinks and water products;
•	The increased activity of anti-alcohol groups; and
•	Increased federal, state or foreign excise or other taxes on alcoholic beverages.

Taxes and Governmental Regulation

The U.S. and certain other countries in which the Company operates impose excise and other taxes on beverage alcohol products in varying amounts that are subject to change.  In addition, federal, state, local and foreign governmental agencies extensively regulate the alcoholic beverage industry concerning such matters as licensing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  Certain federal, state and foreign regulations also require warning labels and disclosures.  Management believes the Company is in compliance with all applicable regulatory requirements for our products where we current have sales.

Trademarks

The Company’s presence in the marketplace depends on our ability to protect our current brand and future brands and products, to the extent developed, and to defend our intellectual property rights.  We have registered the trademark Marani® in the United States for distilled spirits and brandy and we have filed trademark applications seeking to protect the Marani trademark in certain countries outside the United States.  We are aware that a third-party that markets and sells wine products has trademarked the Marani name in numerous countries outside of the United States and has registered the name Marani in a number of countries. We are in the process of negotiating an agreement with that third party which would, if entered into, allow to each company to use the Marani trademark in connection with its respective products on a world-wide basis.

Employees

The Company currently employs nine full time employees at our North Hollywood location; four employees are in management positions, including sales with one in an administrative staff position, three employees in sales and one performing warehouse and shipping duties.

Item 2.           Description of Property

The Company leases 2100 sq ft of corporate office space in North Hollywood, California. This lease is currently on a month-to-month basis at a monthly rental of $1,800 per month.

Item 3.           Legal Proceedings

Our former subsidiary, Fit For Business (Australia) Pty. Ltd. is plaintiff in legal proceedings against one of our licensees, L.R. Global Marketing Pty. Ltd, for outstanding licensing fees owed in the amount of $443,263. The subsidiary was recently sold, as detailed in Item 1 above, and to the knowledge of management, Marani Brands has no further interests or liabilities stemming from this proceeding as of the time of this filing.

Other than this claim, neither our parent company nor our subsidiary, or any of their properties, is a party to any pending legal proceeding. We are not aware of any contemplated proceeding by a governmental authority. Also, we do not believe that any director, officer, or affiliate, any owner of record or beneficially of more than five per cent (5%) of the outstanding common stock, or security holder, is a party to any proceeding in which he or she is a part adverse to us or has a material interest adverse to us.

Item 4.           Submission of Matters to Vote of Securities Holders

None.

PART II

Item 5.           Market for Common Stock and Related Stockholder Matters

Market Price for Common Stock

Our common stock is traded on the OTC Electronic Bulletin Board (ticker symbol MRIB.OB). At October 9, 2009, we had approximately fifty holders of record holders of our common stock.

The following quarterly quotations for common stock transactions on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

QUARTER	HIGH BID PRICE	LOW BID PRICE

2006 -2007
(start date November 29, 2006)

Second Quarter (ended 12-31-06)	$0.04	$0.02
Third Quarter (ended 3-31-07)	$0.70	$0.02
Fourth Quarter (ended 6-30-07)	$0.06	$0.02
	$0.07	$0.01

2007-2008

First Quarter (ended 9-30-07)	$0.05	$0.01
Second Quarter (ended 12-31-07)	$0.07	$0.01
Third Quarter (ended 3-31-08)*	$4.00	$0.01
Fourth Quarter (ended 6-30-08)	$6.00	$0.65
*adjusted for reverse stock split

2008-2009

First Quarter (ended 9-30-08)	$1.80	$0.65
Second Quarter (ended 12-31-08)	$2.25	$0.51
Third Quarter(ended 3-31-09)	$1.80	$0.55
Fourth Quarter (ended 6-30-09)	$1.00	$0.07

Dividends

The Company has not paid dividends on our common stock and do not presently anticipate paying dividends.  Management currently intends to retain future earnings, if any, to finance working capital and to expand our operations.

The holders of common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by our board of directors out of the assets and funds legally available therefore.  The Company do not expect to pay dividends to holders of our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

During the year ended June 30, 2009, the Company issued 11,658,044 shares of our common stock, as set forth below.  The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and each of the investors or service providers was either accredited or sophisticated and familiar with our operations.

●	200,000 shares to private investors for cash totaling $20,000;

●	6,420,000 shares to non-affiliated parties for services totaling $1,304,100;

●	5,038,044 shares to Officers for services totaling $2,085,652.

Equity Compensation Plan Information

The equity compensation reported in this section has been issued pursuant to our 2008 Stock Option Plan as well as individual compensation contracts and arrangements with employees, directors, consultants, advisors, vendors, suppliers, lenders and service providers.  The equity is reported on an aggregate basis as of June 30, 2009.  Our security holders have not approved any compensation plan, contracts or arrangements underlying the equity reported.

Compensation Plan Category	Number of securities to be issued upon exercise of options, warrants and rights (a)	Weighted average price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plans (b)

Equity compensation plans approved by security holders	0	0	0

Equity compensation plans not approved by security holders (b)	29,620,000	$0.32	20,000,000

Total	29,620,000	$0.32	20,000,000

(a)  Warrants Issued Pursuant to Individual Agreements.

Includes warrants for 29,620,000 shares of common stock at a weighted average price of $0.32 per share, issued to investors in connection with private financings.

(b) Options to be Issued Pursuant to our 2008 Stock of Plan

On May 21, 2008, our Board of Directors adopted our 2008 Stock Option Plan, which is designed to provide an incentive to employees, including directors and officers who are employees, and to consultants and directors who are not our employees, and to offer an additional inducement in obtaining the services of such persons.  The Plan provides for the grant of qualified Incentive Stock Options (”ISO”) within the meaning of Section 422 of the Internal Revenue Code and Non-Qualified Stock Options (“NQSO”).  As of June 30, 2009, warrants for 10,100,000 shares had been exercised been issued pursuant to this Plan in 2008.

We have reserved 20,000,000 million shares of common stock for equity awards granted under the Plan.  The Plan shall be administered by the Board of Directors or a committee of the Board of Directors (the “Plan Administrator”) consisting of not less than two directors, all of whom shall be a “non-employee director,” within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, that shall have the authority to determine the employees, officers, consultants and directors who shall be granted equity awards; the type of equity awards to be granted; the times when an equity awards shall be granted; the number of shares of our common stock to be subject to each equity awards; and other terms and conditions of the equity awards, including whether to restrict the sale or other disposition of an equity awards and, if so, to determine whether such contingencies and restrictions have been met and whether and under what conditions to waive any such contingency or restriction.

Eligibility

Our officers, directors, employees, and other persons that provide consulting services to us and our subsidiaries are eligible to participate in the Plan.

Award of Incentive Stock Options

The Plan Administrator may grant Incentive Stock Options to eligible participants, as the Plan Administrator may determine, in its sole discretion.  The Plan Administrator may not grant options to any employee during any calendar year under the Plan for the aggregate fair market value (determined at the time the option is granted) of the underlying shares of common stock that may be exercised for the first time in a particular calendar in excess of $100,000.  Exercise prices for such options granted shall be at least the fair market value of a share of our common stock on the grant date of the options, with a term not to exceed 10 years; provided, that exercise price of any options granted to a person that owns more than 10% of the combined voting power of all our classes of stock shall be at least 110% of the fair market value of a share of common stock on the grant date, with a term not to exceed five years.

Amendment of Plan

The Board of Directors, without further approval of the our stockholders, may amend the Plan from time to time in such respects as it may deem advisable, including, without limitation, in order that ISOs granted meet the requirements for “incentive stock options” under the Code or any change in applicable law, regulations, rulings or interpretations of any governmental agency or regulatory body.  No amendment shall be effective without the requisite prior or subsequent stockholder approval which would, with certain exceptions, increase the maximum number of shares of our common stock for which equity awards can be granted under the Plan, change the eligibility requirements to receive equity awards, or make any change for which applicable law, regulation, ruling or interpretation by the applicable governmental agency or regulatory authority requires stockholder approval.  No termination, suspension or amendment of the Plan shall adversely affect the rights of any equity awards holder under an equity awards without his prior consent.

Termination

No awards may be granted under the Plan after the tenth anniversary of the adoption of the Plan. The Board of Directors may suspend or terminate the Plan at any time.  No termination of the Plan will affect a recipient’s rights under outstanding awards without the recipient’s consent.

Federal Income Tax Aspects of the Plan

The following is a brief summary of the federal income tax aspects of awards that may be made under the Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules and does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the Plan depend upon the type of award and if the award is to an executive officer, whether the award qualifies as performance-based compensation under Section 162(m) of the Code.

Incentive Stock Options

The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the difference between the exercise price and the market value of the stock as of the date of exercise will be treated as a capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonqualified Stock Options

The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Section 162(m)

Section 162(m) of the Code would render non-deductible to us certain compensation in excess of $1,000,000 received in any year by certain executive officers unless such excess is “performance-based compensation” or is otherwise exempt from Section 162(m), such as under the transition rule described above.  Assuming stockholder approval, grants of options and stock appreciation rights, and grants of restricted shares and stock units conditioned on attainment of one or more performance goals set forth in the Plan, may qualify as performance-based compensation and be exempt from Section 162(m).

Section 409A

Any deferrals made under the Plan, including awards granted under the Plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. We intend to structure any deferrals and awards under the Plan to meet the applicable tax law requirements.

Stockholder Approval

The Plan shall be subject to approval by our stockholders within 12 months before or after the date the Plan is adopted.  The Board or Committee may grant ISOs under the Plan prior to approval of the Plan by the stockholders, but until such approval is obtained, no such Incentive Stock Options shall be exercisable.  In the event that stockholder approval of the Plan is not obtained within the twelve (12) month period provided above, all Incentive Stock Options previously granted under the Plan shall be exercisable as non Qualified Stock Options.

Item 6.    Management's Discussion and Analysis

Statement of Going Concern

As of June 30, 2009, we had an accumulated deficit of $24,389,258 and incurred a net loss for the year ended June 30, 2009 of $6,714,843. Our current business plan requires additional funding beyond our anticipated cash flows from operations. These and other factors raise substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon our ability to raise additional capital and achieve profitable operations

Forward-Looking Statements

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our financial statements and notes thereto appearing in this prospectus. The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

Overview

Our current business is the distribution of wine and spirit products manufactured in Armenia.  In the future we may add alcohol beverage products manufactured in other countries.

Our signature product is Marani Vodka, a premium vodka which is manufactured exclusively for us in Armenia. Marani Vodka is made from winter wheat harvested in Armenia, distilled three times, aged in oak barrels lined with honey and skimmed dried milk, then filtered twenty-five times. Bottling of the product occurs at the Eraskh distillery in Armenia. Our vodka was awarded the gold medal in the International Spirit Competition, held in San Francisco, California, in both 2004 and 2007, the 5 Diamond Award by the American Academy of Hospitality and Sciences in March 2008, and 2009 was officially launched in August 2006.

At this time, the management believes for the foreseeable future, all of the Company’s products will come from a single supplier, Erashk Winery, Ltd. The Company has an Exclusive Distribution Agreement with Erashk Winery Ltd., an Armenian manufacturer of wine and other spirits, to purchase, inventory, promote, and resell any of its products world-wide. The agreement was renewed on May 3, 2007, and continues until November 26, 2012 and is subject to automatic five (5) year renewals.

The Company is a client of Southern Wine & Spirits of America, Inc. ("SWS"), the largest alcoholic beverage distributor in the United States. Through the Southwest in Southern California and Nevada and in conjunction with PLCB in Pennsylvania. The Company has established additional distributors such as QV Distributors in Arizona and Wein-Baur in Illinois. With expanding our distributor list we can serve our consumers in quick and effective way.

The Company intends to, and is currently in negotiations with, other distributors to reach arrangements to maximize distribution of its products in the United States. The Company also identified appropriate distributors of Marani Vodka in India, which the company made its first shipment in June 2009.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the financial statements are prepared. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 3 of the notes to financial statements.  Certain critical policies are presented below.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under SFAS No. 123(R), we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123(R) and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Results of Operations for the Year Ended June 30, 2009 Compared to Year ended June 30 2008

Revenues

	2009	2008	$ Change	% Change
Revenues	$402,373	$168,058	$234,315	139%

On April 4, 2008, we entered into an Agreement and Plan of Merger by and among the Company, FFBI Merger Sub Corp., a California corporation and wholly-owned subsidiary which we formed for purposes of the Merger and MEI, by which (I) FFBI merged with and into MEI, and (ii) we merged with MEI (a reverse merger) with MEI, with MEI continuing to exist as our wholly owned subsidiary (see Note 4 to our financial footnotes for a complete description of this merger transaction).  Subsequently, MEI, changed its name to Marani Spirits, Inc.  Prior to the merger, our only business was that of our wholly-owned subsidiary, Fit for Business (Australia) Pty Limited, which is engaged in the development of overall wellness programs for the workplace in Australia.  Subsequent to the merger, we exercised our option to sell this subsidiary to our former Chief Executive Officer, Mark Paulsen, who acquired all our interest in, Fit for Business (Australia) Pty Limited on or about May 15, 2008.  Subsequent to the merger transaction with MEI, the Company’s primary business is the business of MEI in the distribution of wine and spirit products manufactured in Armenia.

The revenues for our 2008 fiscal year were partially based on our current business in the distribution of wine and spirit products manufactured in Armenia.  The increase in our revenues reflects the development of that core business, resulting from a major rebranding of the Marani Vodka product and a new advertising campaign.

We plan to increase our revenues during fiscal 2010 by developing and augmenting our internal sales force, securing additional distributors, expanding our product offering, increasing our volume per outlet and driving further penetration of our products into our current customer base.

Cost of Sales

	2009	% of Revenues	2008	% of Revenues	$ Change	% Change
Product costs	$177,030	29%	$48,809	29%	128,221	263%

The increase in cost of sales and cost of sales as a percentage of revenues are the result of our post merger business of the branding, marketing and distribution of wine and spirit products manufactured in Armenia.

 Operating Expenses

	2009	% of Revenues	2008	% of Revenues	$ Change	% Change
Marketing and Advertising	$975,935	242%	$812,704	483%	$163,231	20%
General and administrative	$2,232,803	555%	$2,624,566	1,562%	$391,763	15%
Stock Based Compensation	$3,389,752	842%	$222,689	132%	$3,167,063	1,422%

Total	$6,598,490	1,640%	$3,659,959	2,178%	$2,938,531	803%

Marketing and Advertising

The increase in marketing and advertising expenses is the result of the change in our core business after the April 2008 merger transaction.  As a percentage of revenues, the high cost of marketing and expenses reflects our aggressive efforts to increase market share for our products in the United States from a small sales base.  We expect marketing and advertising expenses to increase as we continue to build the company infrastructure. We anticipate, however, that the expense as a percentage of revenue will be reduced due to revenue growth.

General and Administrative

Our general and administrative expenses have decreased as a result of operational efficiencies and the absence of accrued expenses and legal fees associated with the April 2008 merger transaction. Total general and administrative expenses are expected to increase, however, as we continue to build the company infrastructure.  As such, management expects that our general and administrative expenses as a percentage of revenue will be reduced due to revenue growth, cost cutting efforts and the refinement of business operations.

Stock Based Compensation

The increase in stock based compensation is the result of our necessity to pay for services rendered to us with equity owing to cash flow constraints.  As revenues increase, we expect that the necessity for stock based compensation will decrease.

Other Income (Expense)

	2009	2008	$ Change	% Change
Derivative Income (Expense)	(246,501)	104,135	$350,632	366%
Interest Expense	$(119,618)	$(161,132)	$41,514	25.77%
Interest Income	29,933	10,471	$19,462	185%

The increase in interest expense is primarily the result of our obligations under a long term SBA loan having a balance due at June 30, 2009 of $125,680, having an interest rate of 8.25%, and our accrual of interest on a short term note in the amount $80,495 having an interest rate of 15%.

Net Loss

We reported a net loss in 2009 of $6,714,843 compared with a net loss of $15,366,813 in 2008. Our reduced net loss in 2009 was primarily due to the $11,779,577 that we booked as direct offering expenses in 2008.  This was offset by a significant increase in operating expenses in developing our administrative and operating infrastructure, developing new and existing sales.  As a result, our current revenue volume has not been sufficient to recover all of our operating expenses. We anticipate that our operating expenses as a percentage of our sales will decrease in future periods as our revenues increase and our costs stabilize.

Loss per Common Share Applicable to Common Stockholders

Our basic loss per common share applicable to common stockholders in 2009 was $(0.04) compared with a basic loss per common share applicable to common stockholders in 2008 of $(0.12).  Because we experienced net losses in 2009 and 2009, all potential common share issuances resulting from the exercise of options and warrants would have an antidilutive impact on earnings per share; therefore, diluted loss per common share equals basic loss per common share for both years.

The weighted average common shares outstanding increased from 130,290,491 for the year ended 2008 to 172,655,116 for the year ended June 30, 2009.  The increase is attributed primarily to the issuance of (i) common stock issued to officers for services and (ii) common stock issued to non-affiliates for services.

Liquidity and Capital Resources

Working Capital Needs and Major Cash Expenditures

Our footnotes contain an explanatory paragraph that indicates that we have continuing losses from operations, and our working capital is insufficient to meet our planned business objectives. This report also states that, because of these losses, there is substantial doubt about our ability to continue as a going concern. This report and the existence of these recurring losses from operations may make it more difficult for us to raise additional debt or equity financing needed to run our business, and are not viewed favorably by analysts or investors. Furthermore, if we are unable to raise a significant amount of proceeds from private placements, public offerings or other financings, this may cause our cessation of business resulting in investors losing the value of their investment in us.

A major factor in the Company’s net losses, as set forth above, was the recent investments by the Company in expanded operations and a marketing campaign relating to its primary product, Marani Vodka. Management believes that these expenses are necessary to expand the business of the Company.

We currently have monthly working capital needs of approximately $175,385.25,000.  This amount is expected to increase in fiscal 2010, primarily due to the following factors:

• continued expansion of our administrative and operational infrastructure in connection with anticipated increase in our business activities, and

• continued expansion of our marketing and sales programs.

External Sources of Liquidity:

During the year ended June 30, 2009, we received proceeds of $250,000 from loan transactions and $20,000 from the sale of our common stock for cash.  In addition, we issued shares of our common stock valued at

• $2,085,652 for services performed by Officers, and

• $1,304,100 for services performed by others.

The balance of our cash and cash equivalents as of June 30, 2009 was $1,116,460.

To date, we have relied on funding from investors, our officers and directors, and our limited sales to fund operations. To date, we have generated less than a half million dollars in revenue during our fiscal year ending June 30, 2009, and have extremely limited cash liquidity and capital resources. Our future capital requirements will depend on many factors, including our ability to market our products successfully, cash flow from operations, and our ability to obtain financing in the capital markets. Our business plan requires additional funding beyond our anticipated cash flow from operations. Consequently, although we currently have no specific plans or arrangements for financing, we intend to raise funds through private placements, public offerings or other financings. Any equity financings would result in dilution to our then-existing stockholders. Sources of debt financing may result in higher interest expense and may expose the Company to liquidity problems. Any financing, if available, may be on unfavorable terms. If adequate funds are not obtained, we may be required to reduce or curtail operations. We anticipate that our existing capital resources will be adequate to satisfy our operating expenses and capital requirements for approximately 6 months. However, this estimate of expenses and capital requirements may prove to be inaccurate.

Information about Our Cash Flows

Cash provided by (used in):	2009	2008	$ Change	% Change
Operating activities	$(2,548,623)	$(4,790,236)	$2,241,613	47%
Financing activities	$1,204,420	$7,217,617	$6,013,197	83%

Cash provided by or used in our operating, investing and financing activities is the result of the change in our core business after the April 2008 merger transaction.  The net increase in cash used in operating activities of $2,241,613 is due primarily to the increase in our net loss in 2009,  In addition, the net loss was attributable to a change in core business, and increased spending for marketing and operations by the Company, as set forth above. In addition, cash used by our operating activities increased as a result of changes in stock based compensation during 2009 by $3,389,752, compared to $222,689 for the same period in 2008.  Changes in accounts payable contributed to an increase in cash used by operating activities of $371,925 in 2009, as compared to contributing to an increase of $59,645 for 2008.  Cash flows generated by our operating activities were inadequate to cover our cash disbursement needs for the year ended June 30, 2008, and we had to rely on private placement financing to cover operating expenses.

Net cash provided by our financing activities for the year ended June 30, 2009 was $1,204,420.  Net cash provided by financing activities for the same period in 2008 was $7,217,617, for a net increase of $6,013,197 or 83%.  The decrease in 2009 is attributed to proceeds received from the sale of our common stock of $7,814,000 in 2008 as compared to $20,000 in 2009.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Effects of Inflation

We believe that inflation has not had any material effect on our net sales and results of operations.

Item 7.            Financial Statements

The consolidated financial statements for the years ended June 30, 2009 and 2008 are contained on Pages F-1 to F-16 that follow.

Item 8.           Changes in and Disagreements with Accountants and Accounting Financial Disclosures

None

 Item 8A(T).   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of June 30, 2009. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2009, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f).  Management conducted an assessment as of June30, 2008 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on that evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2009, based on criteria in Internal Control – Integrated Framework issued by the COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the control procedure may deteriorate.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in internal controls

There were changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during period ending June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  During this period, we developed, as  routine, procedures for more expedient and effective reporting cycles, and the closing of our accounting periods, to allow sufficient time for our internal analysis thereof and the review or audit by our independent auditors.  In addition, on September 1, 2009, the Company hired a part time Controller, who will assume full time duties effective October 15, 2009.  The Controller will be responsible for managing the day to day accounting operations and will assume the responsibility for reviewing all accounting systems for efficiency and accuracy.

Item 8B.        Other Information

None

PART III

Item 9.           Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

The directors, executive officers and significant employees as of June 30, 2009, are as follows. Our directors are elected at each annual meeting and serve until their successors are elected.

Name	Age	Position with Company	Year Appointed
Ara Zartarian	40	Chief Executive Officer, Chief Operating Officer and Director	2008
Ani Kevorkian	45	Chief Financial Officer and Director	2008
Margrit Eyraud	47	Chief Executive Officer and Director	2008; 2009

The experience and background of our directors, executive officers and significant employees follows:

Margrit Eyraud served as our Chairman of the Board, President, and Chief Executive Officer. She commenced her employment as the Chief Executive Officer of MEI since its formation in 2001. Previously, she was an Assistant Controller at Superba, Inc. (1996 to 2002), Controller at Rampage Closing and Vice President of Credit at Authentic Fitness Warnaco, Inc. (1992 to 1996), and Chief Financial Officer at Aheam Machine Distribution (1989 to 1992). Ms. Eyraud earned Bachelors in Business Administration at the University of LaVerne.  Ms. Eyraud resigned as our chief Executive Officer and President, effective October 1, 2008. Subsequently, Ms. Eyraud resumed her position as Chief Executive Officer, effective August 1, 2009.

As of June 30, 2009, Ara Zartarian served as our Chief Executive Officer, President, Chief Operating Officer, and Secretary. He has been an officer and director of MEI since its formation in 2001. Previously, he was a partner in the collections firm of Zartarian & Ginocchio Collections. Mr. Zartarian earned his Bachelors degree from Loyola Marymount University (Los Angeles) and his Juris Doctorate from Western State University College of Law.  Currently, Mr. Zartarian serves as our Chief Operating Officer and Director.

Ani Kevorkian serves as our Executive Vice President, Chief Financial Officer, and Treasurer. She has been an officer and director of MEI since its formation in 2001. Previously, she was an Assistant Director at the International Institute for Municipal Clerks (1994 to 2002) and an Operations Manager at the Michelin Tire Company (1988 to 1993). Ms. Kevorkian earned her Bachelor in Business Management from the University of Phoenix.

Significant Employees

We have not identified any employee who is not an executive who is expected to make a significant contribution to the business.

Family Relationships

All three of our executive officers named above are siblings.

Legal Proceedings

We are not involved in any legal proceedings. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company.

None of our directors, executive officers or nominees for such office have been involved in any legal proceedings related to bankruptcy of an entity where they held such positions; nor charged or convicted in any criminal proceedings; nor subject to any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities; nor found in any manner whatsoever to have violated a federal or state securities or commodities law.

None of our officers or directors has:

●	had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer at the time of the bankruptcy or within two years prior to that time;

●	been convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently  or  temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission to have violated a federal or state securities or commodities law, where the judgment has not been reversed, suspended or vacated.

●	Material Changes to Nomination Procedures

We have not adopted procedures by which security holders may recommend nominees to our Board of Directors.

Audit Committee and Audit Committee Financial Expert

We do not have a separately constituted standing audit committee or a committee performing similar functions.  Our entire Board of Directors acts as our audit committee.

We do not have an audit committee financial expert serving on our audit committee.  We are a small company with limited revenues for the year ended June 30, 2008.  In these circumstances, we have had difficulty attracting a qualified director that could serve as our audit committee financial expert.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of our Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, the persons who are required to file the identified reports required by Section 16(a) of the Exchange Act during our fiscal year ended June 30, 2009 have filed such reports.

Item 10.         Executive Compensation

Summary Compensation Table

The following table sets forth the compensation earned during the last fiscal year by our top three highest paid executive officers:

Name	Principal Position	Year Ended	Salary $	Stock Awards		All Other Compensation	Total
Margrit Eyraud (1)	CEO	6-30-2009	45,000	2,085,652	(3)	156,294	2,286,964
Ani Kevorkian	CFO	6-30-2009	177,000	-0-		12,144	189,144
Ara Zartarian (2)	CEO/COO	6-30-2009	178,000	-0-		16,008	194,008

Margrit Eyraud	CEO	6-30-2008	45,000	-0-		3,036	48,036
Ani Kevorkian	CFO	6-30-2008	44,250	-0-		3,036	47,286
Ara Zartarian	COO	6-30-2008	44,250	-0-		4,002	48,502

Narrative Disclosure

Principal Position

Margrit Eyraud served as the Company’s CEO from April 2008 to October 1, 2008, and, as of August 1, 2009, currently serves as the Company’s CEO.

Ara Zartarian served as the Company’s CEO from October 1, 2008 to August 1, 2009.

Year Ended

The Company’s 2009 Fiscal Year covers the period from July 1, 2008 to June 30, 2009.  Ani Kevorkian and Ara Zartarian were employed by the Company for all of the 2009 Fiscal Year; Margrit Eyraud was employed by the Company from July 1, 2008 to October 1, 2008 during the Company’s 2009 Fiscal Year.

The Company’s 2008 Fiscal Year covers the period from July 1, 2008 to June 30, 2008.  Margrit Eyraud ,Ani Kevorkian and Ara Zartarian were employed by the Company from April 7, 2008 (closing of reverse merger transactions) to June 30, 2008.

Salary

Salaries for the Fiscal Year ended June 30, 2009 are based upon the entire 2009 Fiscal Year for Ani Kevorkian and Ara Zartarian, and the period from July 1, 2008 to October 1, 2008 during the Company’s 2009 Fiscal Year for Margrit Eyraud

Stock Awards
Computation of Stock Awards to Margrit Eyraud is based on fair value of (i) 3,913,044 shares of common stock issued December 2008, upon her cashless exercise of options to purchase 5,000,000 shares of common stock in accordance with her Severance Agreement of October 1, 2008, and (ii) 1,125,000 shares issued June 30, 2009, in exchange for the cancellation of accrued severance payments in the amount of $255,000, that had been accelerated by reason of the Company’s default in payment pursuant to the terms of Ms. Eyraud’s October 1, 2008 Severance Agreement with the Company.  Fair value determined as set forth in Note 3 –Stock Based Compensation- to financial statements.

All Other Compensation

2009 fiscal Year

Margrit Eyraud (July 1, 2008 to October 1, 2008)

Medical Insurance	$4,344
Auto Allowance	$1,950
Severance Payment	$150,000
Total	$156,294

Ani Kevorkian

Medical Insurance	$4,344
Auto Allowance	$7,800
Total	$12,144

Ara Zartarian

Medical Insurance	$8,208
Auto Allowance	$7,800
Total	$16,008

2009 Fiscal Year

Margrit Eyraud (April 7, 2008 to June 30, 2008)

Medical Insurance	$1,086
Auto Allowance	$1,950
Total	$3,036

Ani Kevorkian (April 7, 2008 to June 30, 2008)

Medical Insurance	$1,086
Auto Allowance	$1,950
Total	$3,036

Ara Zartarian (April 7, 2008 to June 30, 2008)

Medical Insurance	$2,052
Auto Allowance	$1,950
Total	$4,002

Stock Awards

Computation of Stock Awards to Margrit Eyraud is based on fair value of (i) 3,913,044 shares of common stock issued December 2008, upon her cashless exercise of options to purchase 5,000,000 shares of common stock in accordance with her Severance Agreement of October 1, 2008, and (ii) 1,125,000 shares issued June 30, 2009, in exchange for the cancellation of accrued severance payments in the amount of $255,000, that had been accelerated by reason of the Company’s default in payment pursuant to the terms of Ms. Eyraud’s October 1, 2008 Severance Agreement with the Company.  Fair value determined as set forth in Note 3 –Stock Based Compensation- to financial statements.

Margrit Eyraud Employment Agreement (2008)

Marani Spirits ("MSI") and Ms. Eyraud were parties to an Employment Agreement dated as of January 1, 2008, pursuant to which Ms. Eyraud was employed as the Chairman and Chief Executive Officer of Marani Spirits. Effective upon the consummation of the Merger on April 7, 2008, Marani Spirits assigned the Employment Agreement to the Company and the Company assumed the Employment Agreement and the obligations of MSI thereunder. Immediately upon such assignment and assumption, the Employment Agreement was amended and restated as a new employment agreement between the Company and Ms. Eyraud.  The amended Employment Agreement provides that Ms. Eyraud shall serve as the Chairman, President and Chief Executive Officer of the Company for a period ending on December 31, 2010, subject to automatic annual extensions on each anniversary date of the amended agreement, unless either the Company or Ms. Eyraud elects for the term not to extend, based upon written notice to the other party given no later than sixty (60) days prior to said anniversary date. The agreement provides for an annual salary of $180,000, with an annual increase equal to the greater of (x) five percent (5%) and (y) the percentage increase in the consumer price index for the Los Angeles, California for each twelve (12) month period ended December 31. Ms. Eyraud is also entitled to earn an annual incentive bonus equal to 1% of the Company's "Net Sales" (as defined in the amended agreement); provided that such annual incentive bonus cannot exceed one hundred percent (100%) of Ms. Eyraud's salary during the first two (2) years of the employment term and two hundred percent (200%) of her salary thereafter. The amended Employment Agreement also provides for a grant to Ms. Eyraud of options to purchase 5,000,000 shares of the Company's common stock at an option exercise price of $0.25 per share. One-third of the options vests and become exercisable on the first anniversary of the agreement and the remaining options vest and become exercisable on a monthly basis, ratably over the remaining two (2) years of the employment term. The amended agreement provides that Ms. Eyraud is to receive all health, medical, insurance and pension benefits that the Company provides to senior executives as a group. Under the amended agreement, Mr. Eyraud is to be reimbursed for all reasonable and necessary business expenses and the Company pays up to $650 each per month for the lease of an automobile for Ms. Eyraud together with the related insurance and operation expenses associated with the business use of the automobile. Ms. Eyraud's employment under the Eyraud Employment Agreement is terminable by the Company upon Ms. Eyraud's death, disability or for "Cause" (as defined in the amended agreement). Ms. Eyraud may terminate her employment under the amended Employment Agreement for "Good Reason" (as defined in the amended agreement). If Ms. Eyraud's employment is terminated by the Company without Cause or Ms. Eyraud terminates her employment for Good Reason, she is entitled to receive her salary and incentive bonus for the remainder of the employment term, the Company is obligated to maintain the health, insurance and other benefits provided to Ms. Eyraud during the employment term and all of Ms. Eyraud's options become fully vested and exercisable.

Margrit Eyraud Severance Agreement (2008)

On October 1, 2008, Margit Eyraud notified the Company of her intent to resign as Chief Executive Officer and President of the Company, effective October 1, 2008, while remaining Chairman of the Board of Directors. Ms. Eyraud served as Chief Executive Officer and President of the Company under an Employment Agreement, the term of which expires December 31, 2010. Contemporaneous with her resignation as reported above, the Company and Ms. Eyraud have agreed to an early expiration of the Employment Agreement, and agreed to a severance package in connection with that early expiration. Under the terms of the severance package Ms. Eyraud was to receive a cash payment of four hundred five thousand dollars ($405,000), payable by the Company as follows:

•	One hundred fifty thousand dollars ($150,000) on October 1, 2008;

•	Seventy five thousand dollars ($75,000) on January 30, 2009;

•	Seventy five thousand dollars ($75,000) on March 31, 2009; and

•	One hundred five thousand dollars ($105,000) on June 30, 2009

In addition:

•	The Company agreed to pay all unreimbursed business expenses, upon submission by Ms. Eyraud;

•	Continuation of Ms. Eyraud’s health and life insurance coverage until December 31, 2010 at levels in place as of September 15, 2008;

•
The ten year stock options to purchase 5,000,000 shares of the Company’s common stock at $0.25 per share, granted to Ms. Eyraud pursuant to the Employment Agreement, are deemed fully vested immediately;

•
The existing Lock-up agreement governing the shares of the Company’s common stock beneficially owned by Ms. Eyraud shall continue pursuant to its terms, subject to revision, waiver or modification consistent with any revision, waiver or modification of other similar Lock-up agreements existing between the Company and third parties, including its management and affiliates;

•	The Company shall obtain releases of any guarantees Ms. Eyraud has executed to the favor of the Company; and

•
All indemnification agreements running in favor of Ms. Eyraud shall be maintained for a period of six (6) years, commencing October 2, 2008, and the Company shall assume the indemnification of Ms. Eyraud with respect to the activities of its wholly owned subsidiary, Marani Spirits, Inc., for a like period.

Margrit Eyraud Employment Agreement (2009)

On August 1, 2009, Ms. Eyraud and the Company entered into an Employment Agreement, in connection with the reappointment of Ms. Eyraud as CEO and President of the Company as of that date.  The Employment Agreement provides for a four-year employment term and an initial base salary of $180,000 per annum, subject to upward adjustment annually based on the consumer price index.  Under the Employment Agreement, the Board of Directors of the Company is to consider and propose to Ms. Eyraud a bonus compensation arrangement which will provide for an incentive bonus payable to Ms. Eyraud based upon the attainment by the Company of mutually agreeable criteria.

Under the Employment Agreement, the Company granted to Ms. Eyraud options to purchase 3,000,000 shares of common stock of the Company at a price equal to the closing price of the Company’s common stock on August 3, 2009.  The options are to be issued pursuant to a stock option plan to be adopted by the Board of Directors and approved by the shareholders of the Company and shall by subject to such other terms as provided in the plan.  The options vest as to 25% of the underlying shares of common stock on the first anniversary date of the option grant and ratably each quarter thereafter during the next three years of the term.  The options become fully vested and exercisable upon the Company’s termination of Ms. Eyraud’s employment under the Employment Agreement Without Cause, the termination of such employment by Ms. Eyraud For Good Reason, or the Company’s termination of Ms. Eyraud’s employment due to death or Disability (as each term is defined in the Employment Agreement, a copy of which is included in this Current Report as Exhibit 10.1 and incorporated herein by this reference).  The options shall have a term of 10 years and may be exercised to the extent vested, (i) by Ms. Eyraud at any time during such 10-year period, if Ms. Eyraud’s employment is terminated Without Cause or For Good Reason or due to Disability or if the employment term expires and Ms. Eyraud does not continue to be employed by the Company, (ii) by Ms. Eyraud’s personal representative within one (1) year following the date of Ms. Eyraud’s death, if Ms. Eyraud’s employment with the Company is terminated due to Ms. Eyraud’s death, and (iii) by Ms. Eyraud, if Ms. Eyraud’s employment terminates for any other reason (other than the expiration of the employment term) by Ms. Eyraud, within ninety (90) days following Ms. Eyraud’s termination of employment.

Ara Zartarian Employment Agreement (2008)

Marani Spirits ("MSI") and Mr. Zartarian were parties to an Employment Agreement dated as of January 1, 2008, pursuant to which Mr. Zartarian was employed as the President of Marani Spirits. Effective upon the consummation of the Merger on April 7, 2008, Marani Spirits assigned the Employment Agreement to the Company and the Company assumed the Employment Agreement and the obligations of MSI thereunder. Immediately upon such assignment and assumption, the Employment Agreement was amended and restated as a new employment agreement between the Company and Mr. Zartarian. The amended Employment Agreement provides that Mr. Zartarian shall serve as the Executive Vice President and Chief Financial Officer of the Company for a period ending on December 31, 2010, subject to automatic annual extensions on each anniversary date of the amended agreement, unless either the Company or Mr. Zartarian elects for the term not to extend, based upon written notice to the other party given no later than sixty (60) days prior to said anniversary date. The agreement provides for an annual salary of $178,000, with an annual increase equal to the greater of (x) five percent (5%) and (y) the percentage increase in the consumer price index for the Los Angeles, California for each twelve (12) month period ended December 31. Mr. Zartarian is also entitled to earn an annual incentive bonus equal to 1% of the Company's "Net Sales" (as defined in the amended agreement); provided that such annual incentive bonus cannot exceed one hundred percent (100%) of Mr. Zartarian's salary during the first two (2) years of the employment term and two hundred percent (200%) of his salary thereafter. The amended agreement also provides for a grant to Mr. Zartarian of options to purchase 5,000,000 shares of the Company's common stock at an option exercise price of $0.25 per share. One-third of the options vests and become exercisable on the first anniversary of the amended Employment Agreement and the remaining options vest and become exercisable on a monthly basis, ratably over the remaining two (2) years of the employment term. The amended agreement provides that Mr. Zartarian is to receive all health, medical, insurance and pension benefits that the Company provides to senior executives as a group. Under the amended agreement, Mr. Zartarian is to be reimbursed for all reasonable and necessary business expenses and the Company pays up to $650 each per month for the lease of an automobile for Mr. Zartarian together with the related insurance and operation expenses associated with the business use of the automobile. Mr. Zartarian's employment under the amended Employment Agreement is terminable by the Company upon Mr. Zartarian's death, disability or for "Cause" (as defined in the amended agreement). Mr. Zartarian may terminate his employment under the amended agreement for "Good Reason" (as defined in the amended agreement). If Mr. Zartarian's employment is terminated by the Company without Cause or Mr. Zartarian terminates his employment for Good Reason, he is entitled to receive his salary and incentive bonus for the remainder of the employment term, the Company is obligated to maintain the health, insurance and other benefits provided to Mr. Zartarian during the employment term and all of Mr. Zartarian's options become fully vested and exercisable.

Ani Kevorkian Employment Agreement (2008)

Marani Spirits ("MSI") and Ms. Kevorkian were parties to an Employment Agreement dated as of January 1, 2008, pursuant to which Ms. Kevorkian was employed as the Chief Operating Officer and Chief Financial Officer of MSI. Effective upon the consummation of the Merger on April 7, 2008, MSI assigned the employment agreement to the Company and the Company assumed the agreement and the obligations of MSI thereunder. Immediately upon such assignment and assumption, the Employment Agreement was amended and restated as a new employment agreement between the Company and Ms. Kevorkian. The amended Employment Agreement provides that Ms. Kevorkian shall serve as the Executive Vice President and Chief Financial Officer of the Company for a period ending on December 31, 2010, subject to automatic annual extensions on each anniversary date of the amended agreement, unless either the Company or Ms. Kevorkian elects for the term not to extend, based upon written notice to the other party given no later than sixty (60) days prior to said anniversary date. The amended agreement provides for an annual salary of $177,000, with an annual increase equal to the greater of (x) five percent (5%) and (y) the percentage increase in the consumer price index for the Los Angeles, California for each twelve (12) month period ended December 31. Ms. Kevorkian is also entitled to earn an annual incentive bonus equal to 1% of the Company's "Net Sales" (as defined in the amended Employment Agreement); provided that such annual incentive bonus cannot exceed one hundred percent (100%) of Ms. Kevorkian's salary during the first two (2) years of the employment term and two hundred percent (200%) of her salary thereafter. The amended agreement also provides for a grant to Ms. Kevorkian of options to purchase 5,000,000 shares of the Company's common stock at an option exercise price of $0.25 per share. One-third of the options vests and become exercisable on the first anniversary of the amended Employment Agreement and the remaining options vest and become exercisable on a monthly basis, ratably over the remaining two (2) years of the employment term. The amended agreement provides that Ms. Kevorkian is to receive all health, medical, insurance and pension benefits that the Company provides to senior executives as a group. Under the amended Employment Agreement, Ms. Eyraud is to be reimbursed for all reasonable and necessary business expenses and the Company pays up to $650 each per month for the lease of an automobile for Ms. Kevorkian together with the related insurance and operation expenses associated with the business use of the automobile. Ms. Kevorkian's employment under the amended Employment Agreement is terminable by the Company upon Ms. Kevorkian's death, disability or for "Cause" (as defined in the amended agreement). Ms. Kevorkian may terminate her employment under the amended agreement for "Good Reason" (as defined in the amended agreement). If Ms. Kevorkian's employment is terminated by the Company without Cause or Ms. Kevorkian terminates her employment for Good Reason, she is entitled to receive her salary and incentive bonus for the remainder of the employment term, the Company is obligated to maintain the health, insurance and other benefits provided to Ms. Kevorkian during the employment term and all of Ms. Kevorkian's options become fully vested and exercisable.

Compensation of Directors

The Board of Directors of the Company consists of the three officers disclosed in the above Executive Compensation Table.  The named officers do not receive additional compensation for service as a director.

Compensation Practices and Policies – Risk Management

The Company’s compensation practices and policies for its employees are not reasonably likely to have a material adverse effect on the Company.

Item 11.         Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our company’s common stock, and the relationship of each owner to the Company, as of June 30, 2009 as to:

• each person known to beneficially own more than 5% of our issued and outstanding common stock
• each of our directors
• each executive officer
• all directors and officers as a group

The following conditions apply to all of the following tables:

• except as otherwise noted, the named beneficial owners have direct ownership of the stock and have sole voting and investment power with respect to the shares shown
• the class listed as "common" includes the shares of common stock underlying the Company’s issued convertible preferred stock, options and warrants

Beneficial Owners

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class

Common	Margrit Eyraud c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605 Officer and Director	40,333,330	(2)	21.35	% (4)
Common	Julius Baer Multistock SICAV 69 Route d’Esch Luxembourg 2520 Investor	37,400,000	(3)	14	%(5)
Common	Ani Kevorkian c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605 Officer and Director	18,203,340	(2)	9.89	% (4)
Common	Ara Zartarian c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605 Officer and Director	10,843,330	(2)	5.89	% (4)

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 2009 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes Common Stock shares issued in connection with merger April 2008.

(3)	37,400,000 shares includes warrants for 14,000,000 shares of common stock.

(4)	Percentage calculated based on 188,901,796 shares of common stock consisting of 183,901,796 issued and outstanding shares plus 5,000,000 shares issuable upon the exercise of options.

(5)	Percentage calculated based on 197,901,796 shares of common stock consisting of 183,901,796 shares issued and outstanding, plus 14,000,000 shares issuable upon the exercise of warrants.

Management Owners

Title of Class	Name and Address of Management Owner	Amount and Nature of Ownership (1)		Percent of Class (3)

Common	Margrit Eyraud c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605	40,333,330	(2)	21.35%
Common	Ani Kevorkian c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605	18,203,340	(3)	9.89%
Common	Ara Zartarian c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605	10,843,330	(3)	5.89%
Total		69,380,000		36.72%

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 2009 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)	Percentage calculated based on 188,901,796 shares of common stock consisting of 183,901,796 issued and outstanding shares plus 5,000,000 shares issuable upon the exercise of options

(3)	Percentage calculated from base of 183,901,796 shares of common stock issued and outstanding.

There currently are no arrangements that may result in a change of ownership or control.

Item 12.        Certain Relationships and Related Transactions, Director Independence

Certain Relationships and Related Party Transactions

We did not engage in any business relationship or activities with employees, officers, directors or affiliates during our fiscal year ended June 30, 2009, other that with respect to their employment positions and duties performed on our behalf; nor, to the best of our knowledge do any our employees, officers, directors or affiliates have an interest in any person, entity or third party with which we conduct business activities.

Director Independence

Our board has positions for three (3) directors that are elected annual meetings of our shareholders.  Our Board of Directors does not meet appropriate standards of independence.  In determining independence, the board will consider the definition of “independent director” in the listing standards of the Nasdaq Stock Market.  Under this definition, none of our current directors is considered independent.

Item 13.          Exhibits

Exhibit Number	DESCRIPTION
2.1	Agreement and Plan of Merger dated April 4, 2008 (as executed), filed herewith.
3.1	Articles of Incorporation of Elli Tsab, Inc. filed July 31, 2001, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.
3.2
Certificate of Amendment of Articles of Incorporation filed April 15, 2004, changing name to Patient Data Corporation, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.

3.3
Certificate of Amendment of Articles of Incorporation filed January 13, 2005, changing name to Fit for Business International, Inc., filed with the SEC on May 4, 2005 in our Form SB-2 registration statement, incorporated herein by reference.

3.4
Certificate of Amendment of Articles of Incorporation filed March 10, 2008, changing name to Marani Brands, Inc. and effectuating reverse stock split , filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.

3.5	By-Laws filed on August 1, 2005 with Amendment No. 3 to Form SB-2 registration statement, incorporated herein by reference.
4.1	Form of Warrant Agreement for Investors, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.
10.1	Employment Agreement for Margrit Eyraud, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.2	Employment Agreement for Ara Zartarian, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.3	Employment Agreement for Ani Kevorkian, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.4	2008 Stock Option Plan filed with the SEC on May 21, 2008 as an exhibit to Form S-8, incorporated herein by reference.
10.5	Exclusive Distribution Agreement with Eraskh Winery Ltd., dated November 27, 2002, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.6
Amendment to Exclusive Distribution Agreement with Eraskh Winery Ltd., dated November 13, 2007, filed with the SEC as Exhibit 10.6 to original filing of this Form 10-K on October 13, 2009, incorporated herein by reference

10.7	Letter of Intent to Purchase Eraskh Winery Ltd., dated December 15, 2007, filed with the SEC as Exhibit 10.6 to original filing of this Form 10-K on October 13, 2009, incorporated herein by reference
10.8	Employment Agreement for Margrit Eyraud, dated August 1, 2009, filed herewith.
10.9	Severance Agreement for Margrit Eyraud, filed herewith
10.10	Promissory Note to Lopes, filed herewith
10.11	Promissory Note to Grigolla filed herewith
10.12	Searchlight Loan Documents filed herewith
10.13	SBA Loan filed herewith
10.14	Continental Consulting Agreement filed herewith
10.15	July 28, 2009 Promissory Note, filed herewith
10.16	Purell Partners Consulting Agreement filed with the SEC on April 14, 2008 as Exhibit 10.7 in our Form 8-K, incorporated herein by reference.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith
31.1	Certification of CEO, Rules 13a-14(a) & 15d-14(a), filed herewith
31.2	Certification of PAO, Rules 13a-14(a) & 15d-14(a) filed herewith
32.1	Certifications of CEO, 18 U.S.C. Sec. 1350, filed herewith
32.2	Certifications of PAO, 18 U.S.C. Sec. 1350, filed herewith
99.1	Current Report on Form 8-K, re: Management Changes, as filed with the SEC on August 10, 2009, incorporated herein by reference

Item 14.         Principal Accountant Fees and Services

Audit Fees and Audit Related Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements and review of financial statements included in our Form 10-KSB and Form 10-K were $ 73,865, respectively, for the years ended June 30, 2009 and 2008.

Audit Committee Pre-Approval Policies

Our Board of directors, functioning as our audit committee, makes reasonable inquiry as to the independence of our principal auditors based upon the considerations set forth in Rule 2-01 of Regulation S-X, including the examination of representation letters furnished by the principal accountant.  The audit committee has not approved any services beyond those required for the audit of our annual financial statements, review of financial statements included in our Forms 10-K and preparation of corporate tax returns.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

MARANI BRANDS, INC.
Date: June 25, 2010

By: /s/ Margrit Eyraud
Director

By: /s/ Ani Kevorkian
Ani Kevorkian
Director

By: /s/ Ara Zartarian
Ara Zartarian
Chief Operating Officer, Executive-Vice President
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF MARANI BRANDS, INC.

We have audited the accompanying consolidated balance sheet of Marani Brands, Inc. and Subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders equity and cash flows for the periods then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marani Brands, Inc. and Subsidiaries at June 30, 2009 and 2008, and the results of its’ consolidated operations and its’ consolidated stockholders equity and consolidated cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt as to the Company's ability to continue as a going concern. Management's plan in regard to these matters is described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC Saint Louis, Missouri

              , 2010

F-1

Marani Brands, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30,
	2009	2008
Assets
Current Assets
Cash & Equivalents	$1,116,460	$2,460,663
Accounts Receivable	138,541	29,661
Inventory	170,518	77,307
Prepaid Expenses & Other Current Assets	30,130	-
Total Current Assets	1,455,649	2,567,631

Property & Equipment, Net	-	5,510
Deposits	10,255	35,255

Total Assets	$1,465,904	$2,608,396

Liabilities & Stockholders' Equity (Deficit)
Current Liabilities
Accounts Payable	$632,819	$260,894
Accrued Expenses	453,816	94,063
Line of Credit	999,556	-
Notes Payable	330,495	80,495
Derivative Liability	246,501	-
Total Current Liabilities	2,663,187	435,452

Non-Current Liabilities
Notes Payable	124,680	249,816
Total Non-Current Liabilities	124,680	249,816

Total Liabilities	$2,787,867	$685,268

Commitments & Contingencies	-	-

Stockholders' Equity (Deficit)
Common Stock, $0.001 par value, 300,000,000 shares
authorized; 181,401,796 and 169,743,752 shares issued and outstanding, respectively	181,402	169,744
Additional Paid-in Capital	22,825,893	19,427,799
Stock Subscriptions Payable	60,000	-
Accumulated Deficit	(24,389,258)	(17,674,415)
Total Stockholders' Equity (Deficit)	(1,321,963)	1,923,128

Total Liabilities & Stockholders' Equity (Deficit)	$1,465,904	$2,608,396

The accompanying notes are an integral part of these financial statements

F-2

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Twelve Months Ended
	June 30,
	2009	2008

Sales	$402,373	$168,058

Cost of Sales	177,030	48,809

Gross Profit	225,343	119,249

Operating Expenses
Marketing and Sales Promotion	975,935	812,704
General & Administrative	5,622,555	2,847,255
Total Operating Expenses	6,598,490	3,659,959

Operating Income (Loss)	$(6,373,147)	$(3,540,710)

Other Income (Expense)
Direct Offering Costs	-	(11,779,577)
Interest Income	29,933	10,471
Interest Expense	(119,618)	(161,132)
Loss on Disposal of Fixed Assets	(5,510)	-
Derivative Expense	(246,501)	104,135
Total Other Income (Expense)	(341,696)	(11,826,103)

Net Income (Loss) Before Income Taxes	$(6,714,843)	$(15,366,813)

Provision for Income Taxes	-	-

Net Income (Loss)	$(6,714,843)	$(15,366,813)

Net Income per Share
Basic	$(0.04)	$(0.12)
Diluted	$(0.04)	$(0.12)

Number of Shares Used in Per Share Calculations
Basic	172,655,116	130,290,491
Diluted	172,655,116	130,290,491

The accompanying notes are an integral part of these financial statements

F-3

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock
	Number of Shares	Par Value ($0.001) Amount	Additional Paid-In-Capital	Stock Subscriptions Payable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at June 30, 2007	71,520,000	$71,520	$840,680	$-	$(1,793,878)	$(881,678)
Common Stock Issued to Investors for Cash	41,179,121	41,179	7,772,821	-	-	7,814,000
Common Stock Issued to Officers for Services	11,686,670	11,687	128,553	-	-	140,240
Common Stock Issued for Services	1,281,797	1,282	81,167	-	-	82,449
Recapitalization for Reverse Merger-FFBI Shares	937,339	937	(937)	-	-	-
Common Stock Issued for Direct Offering Costs	43,138,825	43,139	10,605,515	-	-	10,648,654
Negative Equity of FFBI charged to Retained Earnings	-	-	-	-	(513,724)	(513,724)
Net Loss	-	-	-	-	(15,366,813)	(15,366,813)
Balance at June 30, 2008	169,743,752	$169,744	$19,427,799	$-	$17,674,415)	$1,923,128
Common Stock Issued to Investors for Cash	200,000	200	19,800	-	-	20,000
Common Stock Issued to Officers for Services	5,038,044	5,038	2,080,614	-	-	2,085,652
Common Stock Issued for Services	6,420,000	6,420	1,297,680	-	-	1,304,100
Cash Received for Stock Subscriptions	-	-	-	60,000	-	60,000
Net Loss	-	-	-	-	(6,714,843)	(6,714,843)
Balance at June 30, 2009	181,401,796	$181,402	$22,825,893	$60,000	$(24,389,258)	$(1,321,963)

The accompanying notes are an integral part of these financial statements

F-4

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended June 30,
	2009	2008
Cash Flows from Operating Activities
Net Income (Loss)	$(6,714,843)	$(15,366,813)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation	3,389,752	222,689
Derivative Expense	246,501	(104,135)
Common Stock Issued for Direct Offering Costs	-	10,648,654
Loss on Disposal of Fixed Assets	5,510	-
Depreciation & Amortization	-	1,459

Changes in operating assets and liabilities:
Accounts Receivable	(108,880)	(13,400)
Inventory	(93,211)	711
Prepaid Expenses & Other Current Assets	(30,130)	-
Deposits	25,000	(25,000)
Accounts Payable	371,925	59,645
Accrued Expenses	359,753	(214,046)

Net Cash Used in Operating Activities	(2,548,623)	(4,790,236)

Cash Flows from Investing Activities
Property and Equipment	-	(2,329)

Net Cash Used in Investing Activities	-	(2,329)

Cash Flows from Financing Activities
Notes Payable	124,864	(327,739)
Line of Credit	999,556	-
Notes Payable Related Parties	-	(268,644)
Cash Received for Stock Subscriptions	60,000	-
Common Stock Issued for Cash	20,000	7,814,000

Net Cash Provided by Financing Activities	1,204,420	7,217,617

Net Increase (Decrease) in Cash	(1,344,203)	2,425,052

Cash Beginning of Period	2,460,663	35,611

Cash End of Year	$1,116,460	$2,460,663

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$65,680	$161,132
Cash Paid during the period for income taxes	800	800

The accompanying notes are an integral part of these financial statements

F-5

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization, Business & Operations

History

The Company was incorporated in Nevada on May 30, 2001, under the name Elli Tsab, Inc., which was subsequently changed to Patient Data Corporation, and thereafter to Fit for Business, Inc.  On March 10, 2008, the Company changed its name from Fit for Business, Inc. to Marani Brands, Inc.  On March 31, 2008, the common stock underwent a 1-for-250 reverse stock split, and commenced trading on the Over the Counter Bulletin Board under the new symbol “MRIB”.

Merger (see Note 4)

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement.

The acquisition of MEI by the Company was completed by the merger of the Company’s wholly-owned subsidiary, FFBI Merger Sub Corp. with and into MEI, with MEI remaining as the surviving entity and wholly-owned subsidiary of the Company.    The net effect of these transactions is a reverse merger of the Company with MEI.  MEI subsequently changed its name to Marani Spirits, Inc., and continues to be the operational arm of the Company.

Business and Products

Prior to the Company’s acquisition of MEI, our only business was that of its wholly-owned subsidiary, Fit for Business (Australia) Pty Limited, which is engaged in the development of overall wellness programs for the workplace in Australia.

Subsequent to the merger transaction with MEI, the Company’s primary business is the distribution of wine and spirit products manufactured in Armenia. In the future the Company may add alcohol beverage products manufactured in other countries.

Reverse Stock Split

Effective March 31, 2008, the Company’s common stock underwent a 1-for-250 reverse stock split. The Company retained the current par value of $0.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts, and stock options data of the Company’s common stock have been restated to reflect the effect of the reverse stock split for all periods presented.

Note 2 - Going Concern and Management's Plans

The accompanying consolidated financial statements have been prepared in conformity with generally accepted   accounting principles which contemplate continuation of the Company as a going concern. However, as of June 30, 2009, the Company has an accumulated deficit of $24,389,258 and incurred a net loss for the year ended June 30, 2009 of $6,714,843. The Company’s current business plan requires additional funding beyond its anticipated cash flows from operations. These and other factors raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Summary of Significant Accounting Policies

Recapitalization

The capital structure of the consolidated enterprise is that of MEI due to reverse recapitalization accounting. The financial statements presented are a continuation of MEI, the accounting acquirer, and not FFBI, the accounting acquiree. The recapitalization and capital structure is now different than that appearing in historical financial statements for FFBI.

F-6

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Marani Brands, Inc. and its wholly subsidiaries Marani Spirits, Inc. and Great Hawk, Inc. (collectively the “Company”). All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a weighted-average basis, which approximates the first-in, first-out method; market is based upon estimated replacement costs. Costs included in inventory primarily include finished spirit products and packaging.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property & equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over useful lives of 3 to 10 years. The cost of assets sold or retired and the related amounts of accumulated depreciation are removed from the accounts in the year of disposal. Any resulting gain or loss is reflected in current operations. Assets held under capital leases are recorded at the lesser of the present value of the future minimum lease payments or the fair value of the leased property. Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of long-lived assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Basic and Diluted Net Income per Share

Basic earnings per share is calculated using the weighted-average number of common shares outstanding during the period without consideration of the dilutive effect of stock warrants and convertible notes. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding during the period after consideration of the dilutive effect of stock warrants and convertible notes.

Due to the reverse recapitalization transaction, for purposes of computing earnings per share:

•
For the year ended June 30, 2008, the number of shares outstanding from July 1, 2007 to April 4, 2008 (the period from the beginning of the fiscal year to the date of the recapitalization) was 100,000,000 shares (the number of shares issued by the shell company to the operating entity). From April 5, 2008 to June 30, 2008 (the period from the date of the recapitalization to the end of the most recent fiscal year) the number of shares used in the calculation of earnings per share were the actual weighted number of shares of the combined entity outstanding during that period.

F-7

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under SFAS No. 123(R), we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123(R) and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

Fair value of financial instruments

Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue recognition

Sales of products and related costs of products sold are recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. These terms are typically met upon shipment of finished spirit products to the customer.

Shipping and Handling

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, we include shipping fees billed to customers in net revenues and do not bill customers for handling. Amounts incurred by us for freight are included in cost of goods sold.

Allowance for doubtful accounts

We provide an allowance for estimated uncollectible accounts receivable balances based on historical experience and the aging of the related accounts receivable.  At June 30, 2009 and 2008, allowance for estimated uncollectible accounts receivable was $35,431 and $0, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the year ended June 30, 2009 and 2008 $166,489 was $180,071, respectively.

Income Taxes

The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standards ("FASB") No. 109, Accounting for Income Taxes ("SFAS 109"). Under this method, deferred tax assets and liabilities are determined based on differences between their financial reporting and tax basis of assets and liabilities. The Company was not required to provide for a provision for income taxes for the periods ended June 30, 2009 and 2008, as a result of net operating losses incurred during the periods. As of June 30, 2009, the Company has available approximately $24,400,000 of net operating losses ("NOL") available for income tax purposes that may be carried forward to offset future taxable income, if any. These carryforwards expire in various years through 2026. At June 30, 2009, the Company has a deferred tax asset of approximately $9,700,000 relating to the Company's net operating losses. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The Company's ability to utilize its NOL carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. In addition, other limitations may be imposed by the Code by virtue of the merger outlined in Note 4.

F-8

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes using the federal and state tax rates as compared to the Company's effective tax rate is summarized as follows:

	June 30,
	2009	2008

Statutory Federal Tax (Benefit) Rate	-34.00%	-34.00%
Statutory State Tax (Benefit) Rate	-5.83%	-5.83%
Effective Tax (Benefit) Rate	-39.83%	-39.83%

Valuation Allowance	39.83%	39.83%

Effective Income Tax	0.00%	0.00%

Significant components of the Company's deferred tax assets at June 30, 2009 and 2008, are as follows:

	June 30,
	2009	2008

Net Operating Loss Carryforward	$9,714,241	$7,039,719

Valuation Allowance	(9,714,241)	(7,039,719)

Net Deferred Tax Asset	$-	$-

Research and development costs

Expenditures for research & development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility is established. The Company incurred no research and development costs for the years ended June 30, 2009 and 2008.

Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current period’s presentation. These reclassifications have no effect on the previously reported income (loss).

Recently Issued Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). SFAS No. 165 was issued in order to establish principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. SFAS No. 165 is effective for interim reporting periods ending after June 15, 2009. The adoption of SFAS No. 165 did not impact our results of operations, cash flows or financial positions. We have evaluated events and transactions that occurred after June 30, 2009 through October 12, 2009, the date we issued these financial statements.  See Note 12 for the subsequent events.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS No. 162 will have a material impact on its financial statements.

F-9

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, an amendment of previously issued FASB Statement No. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141, Business Combinations, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in SFAS No. 141(R). In addition, SFAS No. 141(R) requires acquisition costs and restructuring costs that the acquirer expected but was not obligated to incur to be recognized separately from the business combination, therefore, expensed instead of part of the purchase price allocation. SFAS No. 141(R) will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company expects to apply SFAS No. 141(R) to any business combinations with an acquisition date on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51. SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact SFAS No. 160 may have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits an entity to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial condition or results of operations.

Note 4 – Merger

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement, which the parties implemented follows:

Merger of FFBI Merger Sub Corp. and MEI

•	By virtue of this statutory merger, the separate corporate existence of FFBI Merger Sub Corp. ceased, with MEI remaining as the surviving corporation.

•
The shares of FFBI Merger Sub Corp. held by the Company pre merger were converted into the shares of MEI and, post merger, the MEI conversion shares remain outstanding and continue to be held by the Company as shares of MEI

•
Since MEI was a company with an ongoing business, and since FFBI Merger Sub Corp. had no business operations and ceased to exist as a separate corporate entity, this merger transaction constituted a “forward merger”

F-10

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reverse Merger MEI and Marani Brands, Inc. (the Company)

•
Contemporaneous with the MEI – FFBI Merger Sub merger described above, MEI merged with the Company in a reverse merger.  In this reverse merger, each share of MEI common stock held by its stockholders was automatically exchanged for shares of the Company, determined by a 10 for 1 exchange ratio

•
The Company issued 100,000,000 shares of its common stock to the stockholders of MEI in the exchange transaction set for the above, and the 10,000,000 shares of MEI then held by the Company as a result of the exchange transaction were cancelled.

•
The Company thereby holds 100% of the shares of MEI by virtue of the Company’s ownership of the MEI shares that it obtained as part of the merger of FFBI Merger Sub Corp. and MEI, which shares now represent all of the issued and outstanding shares of MEI.

•	On April 7, 2008, the Company sold its entire interest in its subsidiary, Fit For Business (Australia) Pty Limited ("FFB Australia"), to its former Chief Executive Officer.

•
Since MEI operated an ongoing business and since the Company had pre merger business operations that were not pursued by the Company post merger, this merger transaction constituted a “reverse merger”.

•	By virtue of this “reverse merger,” both MEI and the Company continue to have a separate existence, with MEI becoming a wholly owned subsidiary of the Company.

Under the Merger Agreement, as additional consideration for the merger transactions, the Company issued, at Closing, the following: (i) 42,594,616 shares of the Company’s common stock to Purrell Partners, LLC, or its assigns (the "Purrell Group") and (ii) a Warrant to purchase 10,000,000 shares of the Company’s common stock at an exercise price of $0.10 per share to the Purrell Group.

Following the Closing, the Company, in a private placement to investors, issued an aggregate of 15,120,000 shares of common stock, along with warrants to purchase an additional 15,120,000 shares of common stock at $0.35 per share.

On April 7, 2008, the Company exercised its option under the Subsidiary Acquisition Option Agreement, that was entered into in connection with the December 31, 2007 Stock Purchase Agreement, to sell its entire interest in its subsidiary, Fit For Business (Australia) Pty Limited ("FFB Australia"), to its former Chief Executive Officer, Mark Poulsen. Under the terms of this Agreement, if Mr. Poulsen complied with certain information and document requirements then no later than May 15, 2008, Mr. Poulsen will receive the Company’s entire interest in FFB Australia in exchange for Mr. Poulsen forfeiting his right to 250,000 shares of the Company’s common stock that he was otherwise entitled to receive in the event of a restructuring transaction and merger occurring prior to February 2009. Pursuant to the exercise of the Company’s options, FFB Australia was sold to Mr. Poulsen. As the FFB Australia subsidiary was not operational and had no tangible assets or liabilities at the time this agreement was exercised, and the exchange was for the forfeiture of Mr. Poulsen's right to receive 250,000 common shares, it was determined that no gain on this nonmonetary exchange should be recorded.

Recapitalization

The capital structure of the consolidated enterprise is that of MEI due to reverse recapitalization accounting. The financial statements presented are a continuation of MEI, the accounting acquirer, and not FFBI, the accounting acquiree. The recapitalization and capital structure is now different than that appearing in historical financial statements for FFBI.

Note 5 - Inventories

At June 30, 2009 and 2008, inventories are comprised of bottles/cases of Marani Vodka, and other various spirits, available for resale totaled $170,518 and $77,307, respectively.

F-11

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Accrued Expenses

At June 30, 2009 and 2008, accrued expenses consist of the following:

	June 30,
	2009	2008

Accrued Payroll and Taxes	$116,854	$31,266
Credit Cards	38,260	22,797
Accrued Severance	262,000	-
Accrued Interest & Other	36,702	40,000
Total Accounts Payable and Accrued Expenses	$453,816	$94,063

Note 7 – Line of Credit

In October 2008, the Company obtained a $1,000,000 credit line from Citibank collateralized by the cash in the Company’s money market account.  At June 30, 2009 the balance due on this credit line was $999,556.

Note 8 – Notes Payable

The Company is obligated to a bank for an SBA loan. Terms indicate that the balance of $124,680 is due and payable in full September 2010. Interest is accrued and paid monthly at 8.25%. This note is classified as long term.

In 2006, the Company received a $80,495 short term loan from Searchlight Financial carrying a 10% interest rate. The parties are in negotiation to settle this amount and accrued interest totaling $28,140 for the issuance of Marani S-8 shares.

In February 2009, the Company received a $200,000 loan from an investor payable based upon the Company receiving financing of $1,000,000 or in the event that the Company breaches one of the default provisions. This note carries an 8% annual interest with both principle and accrued interest payable at maturity. Accrued interest totaling $8,164 is included in Accrued Expenses at June 30, 2009.

In June 2009, the Company received a $50,000 loan from an investor payable based upon the Company receiving financing of $1,000,000 or in the event that the Company breaches one of the default provisions. This note carries an 8% annual interest with both principle and accrued interest payable at maturity. Accrued interest totaling $397 is included in Accrued Expenses at June 30, 2009.

F-12

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Warrants and Derivative Liability

During the period ended June 30, 2008, the company issued warrants to pre-merger bridge note holders and consultants. The following is a summary of share purchase warrants for the year ended June 30, 2009 and 2008:

	Number of Warrants	Weighted Average Exercise Price
Outstanding June 30, 2007	-	$-
Granted	39,720,000	$0.32
Forfeited	-	$-
Exercised	(10,100,000)	$0.35
Outstanding June 30, 2008	29,620,000	$0.32
Granted	-	$-
Forfeited	-	$-
Exercised	-	$-
Outstanding June 30, 2009	29,620,000	$0.32

Expiry	Number of Warrants	Exercise Price
September 30, 2010	10,000,000	$0.10
November 11, 2010	4,700,000	$0.35
November 29, 2010	160,000	$0.35
April 2, 2011	520,000	$0.35
April 15, 2011	250,000	$1.00
May 1, 2011	2,375,000	$0.25
June 1, 2011	10,000,000	$0.50
June 4, 2011	100,000	$1.00
June 11, 2011	1,515,000	$0.35
Total	29,620,000	$0.32

The fair value of the share purchase warrants as of June 30, 2009 and 2008 was $246,501 and $0, respectively. which was determined using the Black-Scholes option value model with the following assumptions:

	June 30,
	2009	2008
Expected Dividend Yield	0.00%	0.00%
Risk Free Interest Rate	3.00%	2.75%
Expected Volatility	60.00%	60.00%
Expected Life (in years average)	1.70	2.70

Note 10 - Stockholders’ Equity

Common Stock

Effective March 31, 2008, the Company’s common stock underwent a 1-for-250 reverse stock split. All references in the financial statements to the number of shares outstanding, per share amounts, and stock options data of the Company’s common stock have been restated to reflect the effect of the stock split for all periods presented.

F-13

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following the reverse stock split, the Company has authorized the issuance of up to 300,000,000 shares of Common Stock, at $0.001 par value. As of June 30, 2009, the Company had 181,401,796 shares of Common Stock issued and outstanding.

During the year ended June 30, 2009, the Company issued a total of 11,658,044 common shares of which 200,000 shares were issued for cash totaling $20,000; 5,038,044 shares were issued to Officers for services totaling $2,085,652; and 6,420,000 shares were issued for to non-affiliated parties for services totaling $1,304,100. In addition, on June 17, 2009, the Company  received $60,000 under a stock purchase agreement under which a total of 461,539 shares are to be issued to an accredited investor.

During the year ended June 30, 2008, the Company issued a total of 98,223,752 shares of which 41,179,121 shares were issued for cash totaling $7,814,000; 11,686,670 shares were issued to Officers for services totaling $140,240; 1,281,797 shares were issued for to non-affiliated parties for services totaling $82,449; 937,339 shares were issued to Marani shareholders in the reverse merger; and 43,138,825 shares for direct offering costs totaling $10,648,654.

Direct Offering Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated. As of June 30, 2008, the Company had incurred ($1,130,923) in cash direct offering costs and issued 43,138,825 shares for direct offering costs totaling ($10,648,654).  These costs were associated with follow on financing agreements with Continental Advisors and Purrell Partners detailed in Note 13.  These shares were valued at market value.

Note 11– Commitments & Contingencies

Leases

The Company leases 2,100 square feet at its corporate office space in North Hollywood, California. This lease is currently on a month-to-month basis at a monthly rental of $1,800 per month.

Agreements

On November 1, 2007, the Company entered into a consulting agreement with Purell Partners, LLC. to provide various strategic and other services.  This agreement provides for the payment of a monthly retainer of $20,000 per month; the payment of commissions upon the completion of financing transactions and mergers and acquisitions, and revenue sharing with respect to sales of product introduced by Purell Partners. This consulting agreement has a term ending on October 31, 2010 subject to earlier termination as provided for therein. For the periods ended June 30, 2009 and 2008, the Company paid $109,506 and $140,000, respectively to Purell Partners, LLC under this agreement.

On October 12, 2007, the Company entered into a consulting agreement with Continental Advisors, SA. to provide placement agent services in connection with a contemplated $10,000,000 financing through private placements. This agreement provides for the payment of commissions and provides warrant coverage upon the Company completing the private placements with investors introduced by Continental Advisors. For the periods ended June 30, 2009 and 2008, the Company paid $0 and $1,130,923 to Continental Advisors, SA under this agreement.

Severance Agreement

On October 1, 2008, Margit Eyraud notified the Company of her intent to resign as Chief Executive Officer and President of the Company, effective October 1, 2008, while remaining Chairman of the Board of Directors. Ms. Eyraud served as Chief Executive Officer and President of the Company under an Employment Agreement, the term of which expires December 31, 2010. Contemporaneous with her resignation as reported above, the Company and Ms. Eyraud have agreed to an early expiration of the Employment Agreement, and have agreed to a severance package in connection with that early expiration. Under the terms of the severance package Ms. Eyraud shall receive a cash payment of four hundred five thousand dollars ($405,000), payable by the Company as follows:

•	One hundred fifty thousand dollars ($150,000) on October 1, 2008;

•	Seventy five thousand dollars ($75,000) on January 30, 2009;

•	Seventy five thousand dollars ($75,000) on March 31, 2009; and

•	One hundred five thousand dollars ($105,000) on June 30, 2009

F-14

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition:

•	The Company shall pay all unreimbursed business expenses, upon submission by Ms. Eyraud;

•	Continuation of Ms. Eyraud’s health and life insurance coverage until December 31, 2010 at levels in place as of September 15, 2008;

•
The ten year stock options to purchase 5,000,000 shares of the Company’s common stock at $0.25 per share, granted to Ms. Eyraud pursuant to the Employment Agreement, are deemed fully vested immediately;

•
The existing Lock-up agreement governing the shares of the Company’s common stock beneficially owned by Ms. Eyraud shall continue pursuant to its terms, subject to revision, waiver or modification consistent with any revision, waiver or modification of other similar Lock-up agreements existing between the Company and third parties, including its management and affiliates;

•	The Company shall obtain releases of any guarantees Ms. Eyraud has executed to the favor of the Company; and

•
All indemnification agreements running in favor of Ms. Eyraud shall be maintained for a period of six (6) years, commencing October 2, 2008, and the Company shall assume the indemnification of Ms. Eyraud with respect to the activities of its wholly owned subsidiary, Marani Spirits, Inc., for a like period.

See Note 12 for subsequent Employment Agreement.

Note 12 - Subsequent Events

Employment Agreement

In connection with the reappointment of Ms. Eyraud as CEO and President (see Note 11 for previous severance agreement), Ms. Eyraud and the Company entered into an Employment Agreement dated as of August 1, 2009.  The Employment Agreement provides for a four-year employment term and an initial base salary of $180,000 per annum, subject to upward adjustment annually based on the consumer price index.  Under the Employment Agreement, the Board of Directors of the Company is to consider and propose to Ms. Eyraud a bonus compensation arrangement which will provide for an incentive bonus payable to Ms. Eyraud based upon the attainment by the Company of mutually agreeable criteria.

Under the Employment Agreement, the Company granted to Ms. Eyraud options to purchase 3,000,000 shares of common stock of the Company at a price equal to the closing price of the Company’s common stock on August 3, 2009.  The options are to be issued pursuant to a stock option plan to be adopted by the Board of Directors and approved by the shareholders of the Company and shall by subject to such other terms as provided in the plan.  The options vest as to 25% of the underlying shares of common stock on the first anniversary date of the option grant and ratably each quarter thereafter during the next three years of the term.  The options become fully vested and exercisable upon the Company’s termination of Ms. Eyraud’s employment under the Employment Agreement Without Cause, the termination of such employment by Ms. Eyraud For Good Reason, or the Company’s termination of Ms. Eyraud’s employment due to death or Disability (as each term is defined in the Employment Agreement, a copy of which is included in this Current Report as Exhibit 10.1 and incorporated herein by this reference).  The options shall have a term of 10 years and may be exercised to the extent vested, (i) by Ms. Eyraud at any time during such 10-year period, if Ms. Eyraud’s employment is terminated Without Cause or For Good Reason or due to Disability or if the employment term expires and Ms. Eyraud does not continue to be employed by the Company, (ii) by Ms. Eyraud’s personal representative within one (1) year following the date of Ms. Eyraud’s death, if Ms. Eyraud’s employment with the Company is terminated due to Ms. Eyraud’s death, and (iii) by Ms. Eyraud, if Ms. Eyraud’s employment terminates for any other reason (other than the expiration of the employment term) by Ms. Eyraud, within ninety (90) days following Ms. Eyraud’s termination of employment.

Equity Issuance

Subsequent to June 30, 2009, the Company issued 2,500,000 common shares to an investor for cash totaling $50,000. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and each of the investors was either accredited or sophisticated and familiar with the Company's operations.

Warrant and Share Cancellation-Purell

Purell and Margrit International Enterprises, Inc., which is now called Marani Spirits, Inc., are parties to a Consulting Agreement dated November 1, 2007 (the "Consulting Agreement"). Warrants (10,000,000) were issued in consideration of services, purportedly performed by Purell under the Consulting Agreement and related to the merger of a subsidiary of the Company in and to MEl, pursuant to which MEl became a wholly-owned subsidiary of the Company  and the Shares were issued in anticipation of Purell assisting the Company with receiving approximately $10,000,000 of equity financing. However, no equity financing was arranged by Purell for the Company. Therefore the warrants were not validly issued since the Company did not receive adequate consideration for the issuance of those warrants.

F-15

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, it has come to the Company's attention that Purell is not a registered broker-dealer and therefore was not legally permitted to provide certain of the services set forth in a Consulting Agreement. In particular, since Purell was not a registered broker-dealer, the various agreements between Purell and the Company (including the Consulting Agreement) relating to Purell raising financing for the Company are voidable. The Company has requested its transfer agent to cancel the 21,297,309 common shares (issued May 30, 2008 valued at $.25) and 10,000,000 (issued October 1, 2007 at $.10) warrants issued to Purell pursuant to this agreement.

Warrant Cancellation-Continental Advisors

Continental Advisors (CA) acted as the placement agent for a private placement of Convertible Debentures issued by Margrit Enterprises International, Inc. pursuant to a Letter Agreement effective as of October 12, 2007. Pursuant to a merger which occurred a number of months after the day of the placement, a subsidiary of the Company merged with and into MEl and MEl became a wholly-owned subsidiary of the Company. As part of the Merger, the Warrants became exercisable into shares of the Company's Common Stock.

It has come to the Company's attention that CA was not fully licensed and authorized under applicable European securities regulations to serve as the placement agent in the Placement and therefore was not entitled to receive compensation for serving in that capacity. CA did not disclose those facts to the Company in the Letter Agreement. CA misrepresented to the Company, CA's authority to serve as the placement agent for the Placement. The Warrants were issued as compensation for CA's purported services in the Placement. Therefore, the Warrants should not have been issued to CA. The Company has requested its transfer agent to cancel the 3,890,000 warrants issued (2,375,000 issued on May 1, 2008 at $.25 and 1,515,000 at issued on June 4, 2008 at $.35) pursuant to this agreement.

Secured Note Payable

On July 28, 2009, the Company obtained a short term loan in the principal amount of $200,000 from an individual lender.  The loan is secured by all the Company's unsecured assets. The loan term matures on November 24, 2009, and the principal amount of the loan accrues simple interest at the rate of eight (8%) percent per annum.  Interest is payable monthly in arrears and principal is payable in three monthly installments of five thousand ($5,000) dollars with a final payment of one hundred eighty five thousand ($185,000) dollars at maturity.

F-16

EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
by and between
MARANI BRANDS, INC.
a Nevada corporation,
and
FFBI MERGER SUB CORP.
a California corporation,
on the one hand
and
MARGRIT ENTERPRISES INTERNATIONAL, INC.
a California corporation,
on the other hand

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of April 4, 2008 (the "Effective Date"), by and among Marani Brands, Inc. (f/k/a Fit For Business International, Inc.), a Nevada corporation ("Marani"), and FFBI Merger Sub Corp., a corporation newly formed under the laws of the State of California and a wholly owned subsidiary of Marani (the "Merger Sub"), on the one hand, and Margrit Enterprises International, Inc., a California corporation ("MEI"), on the other hand. Each of Marani, Merger Sub, and MEI shall be referred to herein as a "Party" and collectively as the "Parties."

W I T N E S S E T H

WHEREAS, Marani and MEI have determined that a business combination between them is advisable and in the best interests of their respective companies and stockholders, and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits;

WHEREAS, Marani has proposed to acquire MEI pursuant to a merger transaction whereby, pursuant to the terms and subject to the conditions of this Agreement, MEI shall become a wholly owned subsidiary of Marani through the merger of Merger Sub with and into MEI (the "Merger");

WHEREAS, in the Merger all issued and outstanding shares of capital stock of MEI held by the stockholders of MEI (the "MEI Stockholders") shall be cancelled and converted into the right to receive 100,000,000 shares of common stock of Marani, $0.001 par value per share (the "Merger Shares"); and

WHEREAS, the Parties desire and intend that the transactions contemplated by this Agreement will be a tax free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

NOW THEREFORE, in consideration of these premises and respective mutual agreements, covenants, representations and warranties herein contained, and other good and valuable consideration, the legal adequacy of which is hereby acknowledged, it is agreed between the Parties hereto as follows:

ARTICLE I
THE MERGER

1.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the California Corporations Code, at the Effective Time (as hereinafter defined), Merger Sub shall merge with and into MEI with MEI being the surviving corporation (the "Merger") and all MEI Shares (as hereinafter defined) shall be cancelled and converted into the right to receive the Merger Shares. In connection therewith, the following terms shall apply:

(a)           Exchange Agent. The Lebrecht Group, APLC, counsel to MEI, shall act as the exchange agent (the "Exchange Agent") for the purpose of exchanging MEI Shares (as hereinafter defined) for the Merger Shares. At or prior to the Closing, Marani shall deliver to the Exchange Agent the Merger Shares.

(b)Conversion of Securities.

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(i) Conversion of MEI Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Marani, MEI or the Merger Sub, or the holders of any of their respective securities:

(A) Each of the issued and outstanding shares of common stock of MEI (the "MEI Shares") immediately prior to the Effective Time shall be automatically converted into and represent the right to receive, and shall be exchangeable for, that number of shares of common stock of Marani as shall be determined by dividing 100,000,000 by the number of then issued and outstanding MEI Shares (the "MEI Conversion Rates"). The number of Merger Shares each MEI Stockholder is eligible to receive is set forth on Exhibit A. The Merger Shares will be issued based on the representations and warranties contained in each MEI Stockholder's Letter of Transmittal (as hereinafter defined) and shall only be issued to an MEI Stockholder who executes and delivers such MEI Stockholders' Letter of Transmittal to the Exchange Agent together with the certificate for their MEI Shares, or if the certificate is not delivered, the lost certificate affidavit included with the Letter of Transmittal duly executed and attested to by the MEI Stockholder.

(B) Each holder of a certificate representing any MEI Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Shares to be issued pursuant to this Section 1.1(b)(i)(A) upon the surrender of such certificate in accordance with Section 1.7, without interest. No fractional shares may be issued; but each fractional share that would result from the Merger will be rounded to the nearest number of whole shares.

(ii)            Cancellation of Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of MEI, Marani, the Merger Sub, or the holders of any of their respective securities, Merger Sub will merge with and into MEI and each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time shall be remain outstanding as shares of the Surviving Entity and held by Marani and each of the Margrit Shares shall be cancelled and converted into the right the receive the amount of Merger Shares set forth on Exhibit A. Immediately after the Merger, MEI shall be the "Surviving Entity" in the Merger. The Merger Sub shall cease to exist immediately after the Merger.

(c)           Letter of Transmittal. In order to exchange their MEI Shares for Merger Shares, each MEI Stockholder must sign a letter of transmittal, in the form attached hereto as Exhibit B (the "Letter of Transmittal"), in which each MEI Stockholder will represent and warrant that such MEI Stockholder is an accredited investor, that the issuance of the Merger Shares to the MEI Stockholders shall be exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder, that the Merger Shares will be restricted securities under Rule 144 of the Securities Act of 1933, as amended, and that the Merger Shares will be subject to a lock-up period as set forth therein.

1.2            Merger; Effective Time. At the Effective Time and subject to and upon the terms and conditions of this Agreement, Merger Sub shall, and Marani shall cause Merger Sub to, merge with and into MEI in accordance with the provisions of the California Corporations Code, the separate corporate existence of Merger Sub shall cease and MEI shall continue as the Surviving Entity. The Effective Time shall occur upon the filing with the Secretary of State of the State of California of a Certificate of Merger (the "Certificate of Merger") executed in accordance with the applicable provisions of the California Corporations Code (the "Effective Time"). The date on which the Effective Time occurs is referred to as the "Effective Date." Provided that this Agreement has not been terminated pursuant to Section 5.2, the Parties will cause the Certificate of Merger to be filed as soon as practicable after the Closing.

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1.3           Effect of the Merger. The Merger shall have the effect set forth in Section 6014 of the California Corporations Code. As set forth in that certain Agreement of Merger to be filed with the California Secretary of State by and between MEI and Merger Sub, and without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets, properties, rights, privileges, powers and franchises of MEI and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of MEI and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Pursuant to the Merger:

(a) The Certificate of Incorporation and Bylaws of MEI as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Entity immediately following the Merger.

(b) The directors and officers of MEI immediately prior to the Merger shall be the directors and officers of the Surviving Entity subsequent to the Merger.

1.5            Issuance of Additional Securities. As additional consideration for the Merger, Marani and MEI have agreed that Marani shall issue the following simultaneous with the Merger: (i) 42,594,616 shares of Marani common stock to Purrell Partners, LLC (the "Purrell Shares"), or its designated assigns (together the "Purrell Group"), and (ii) a warrant to purchase Ten Million (10,000,000) shares of Marani common stock at an exercise price of $0.10 per share, in the form attached hereto asExhibit C, to the Purrell Group (the "Purrell Warrant" and together with the Merger Shares, and the Purrell Shares, the "Marani Securities").

The Merger Shares issued to non-executive officers of MEI will be subject to a lock-up period as set forth in the Letters of Transmittal. The Merger Shares issued to each of the MEI executive officers (indicated with an asterisk on Exhibit A) will be subject to a separate Officer's Lock-Up Agreement to be entered into between Marani and those MEI Stockholders in the form attached hereto as Exhibit D (the "Officer's Lock-Up Agreement").

The Purrell Shares issued to the Purrell Group will be subject to a lock-up period as set forth in that certain Lock-Up Agreement by and between Marani and the Purrell Group and its designated assigns, dated as of the Closing Date, a copy of which is attached hereto as Exhibit E (the "Purrell Lock-Up Agreement").

The address to be used for the notice provisions under the Officer's Lock-Up Agreements and the Purrell Lock-Up Agreement are listed on Schedule 1.5, attached hereto.

1.6          Acknowledgment of Additional Securities Issuances. Marani and MEI acknowledge that, pursuant to previous investment agreements, after the Closing, and upon the submission of a proper conversion notice, Marani is obligated to issue the following: i) Fifteen Million One Hundred Twenty Thousand Shares (15,120,000) shares of Marani common stock to certain investors (the "Investors"), and in certain amounts, as listed on Exhibit F (the "Investor Shares"); (ii) warrants to purchase Fifteen Million One Hundred Twenty Thousand Shares (15,120,000) shares of Marani common stock at an exercise price of $0.35 per share, in form attached hereto as Exhibit G, to the Investors, in the amounts listed on Exhibit F (the "Investor Warrants").

1.7           Restrictions on Resale.

(a)      The Marani Securities. The Marani Securities will not be registered under the Securities Act, or the securities laws of any state, and cannot be transferred, hypothecated, sold or otherwise disposed of until: (i) a registration statement with respect to such securities is declared effective under the Securities Act, or (ii) Marani receives an opinion of counsel for the stockholders, reasonably satisfactory to counsel for Marani, that an exemption from the registration requirements of the Securities Act is available.

The certificates representing the Marani Securities shall contain a legend substantially as follows:

"THE SECURITIES WHICH ARE REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNTIL A REGISTRATION STATEMENT WITH RESPECT THERETO IS DECLARED EFFECTIVE UNDER SUCH ACT, OR MARANI BRANDS, INC. RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO COUNSEL FOR MARANI BRANDS, INC. THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE."

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1.8            Exchange of Certificates.

(a) Exchange of Certificates. After the Effective Time and pursuant to a customary letter of transmittal or other instructional form provided by the Exchange Agent to the MEI Stockholders, the MEI Stockholders shall surrender all the MEI Shares to the Exchange Agent, and the MEI Stockholders shall be entitled upon such surrender to receive in exchange therefor certificates representing the proportionate number of Merger Shares into which the MEI Shares theretofore represented by the stock transfer forms so surrendered shall have been exchanged pursuant to this Agreement. Until so surrendered, each outstanding certificate that, prior to the Effective Time, represented MEI Shares shall be deemed for all corporate purposes, subject to the further provisions of this Article I, to evidence the ownership of the number of whole Merger Shares for which such MEI Shares have been so exchanged. No dividend payable to holders of Merger Shares of record as of any date subsequent to the Effective Time shall be paid to the owner of any certificate which, prior to the Effective Time, represented MEI Shares, until such certificate or certificates representing all the relevant MEI Shares, together with a stock transfer form, are surrendered as provided in this Article I or pursuant to letters of transmittal or other instructions with respect to lost certificates provided by the Exchange Agent.

(b) Full Satisfaction of Rights. All Merger Shares for which the MEI Shares shall have been exchanged pursuant to this Article I shall be deemed to have been issued in full satisfaction of all rights pertaining to the MEI Shares.

(c) Exchange of Certificates. All certificates representing MEI Shares converted into the right to receive Merger Shares pursuant to this Article I shall be furnished to Marani subsequent to delivery thereof to the Exchange Agent pursuant to this Agreement.

(d) Closing of Transfer Books. On the Effective Date, the stock transfer book of MEI shall be deemed to be closed and no transfer of MEI Shares shall thereafter be recorded thereon.

1.9           History of the Merger. MEI has previously provided $650,000 to Purrell Partners for the purpose of identifying an OTCBB- listed company that MEI could merge with to become listed on the OTCBB. Purrell Partners paid a portion of the $650,000 to the previous majority shareholders of Marani for control of Marani and kept the remaining portion as a consulting fee.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES
OF MARANI

2.1           Representations and Warranties of Marani. To induce MEI to enter into this Agreement and to consummate the transactions contemplated hereby, Marani, and, where applicable, the Merger Sub, represent and warrant as of the date hereof and as of the Closing (unless specified otherwise), as follows:

2.1.1           Authority of Marani and Merger Sub; Transfer of Marani Securities. Each of Marani and the Merger Sub has the full right, power and authority to enter into this Agreement and to carry out and consummate the Merger and other transactions contemplated herein. This Agreement, and all of the Exhibits attached hereto, constitutes a legal, valid and binding obligation of Marani, and, where applicable, the Merger Sub, enforceable against Marani and the Merger Sub, as applicable, in accordance with their respective terms. Marani shall issue the Marani Securities to the MEI Shareholders, the Investors, and the Purrell Group, as set forth herein, duly issued, fully paid, non-assessable, free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands, and claims of any kind or nature whatsoever, whether direct or indirect or contingent, other than those imposed by the Securities Act of 1933, as amended.

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2.1.2           Existence of Marani and Merger Sub. Marani is duly organized, validly existing, and in good standing under the laws of the State of Nevada. It has all requisite power, franchises, licenses, permits and authority to own its properties and assets and to carry on its business as it has been and is being conducted. It is qualified to do business and is in good standing in each province, state, nation or other jurisdiction wherein the character of the business transacted by it makes such qualification necessary. Merger Sub is duly organized, validly existing, and in good standing under the laws of the state of California. Merger Sub is a recently formed corporation and prior to the date hereof and through the Closing, Merger Sub shall not conduct any operating business, become a party to any agreements, or incur any liabilities or obligations.

2.1.3           Capitalization of Marani. As of the signing of this Agreement, the authorized capital stock of Marani is 300,000,000 shares of common stock, $0.001 par value, of which 405,384 shares are issued and outstanding. There are 10,000,000 shares of preferred stock of Marani authorized, $0.001 par value, none of which are issued or outstanding. No other shares of capital stock of any class or series of Marani are issued and outstanding. All of the issued and outstanding shares have been duly and validly issued in accordance and compliance with all applicable laws, rules and regulations and are fully paid and nonassessable. Other than as set forth in Schedule 2.1.3, there are no options, warrants, rights, calls, commitments, plans, contracts or other agreements of any character granted or issued by Marani which provide for the purchase, issuance or transfer of any shares of the capital stock of Marani nor are there any outstanding securities granted or issued by Marani that are convertible into any shares of the equity securities of Marani or exchangeable into any of the equity securities of Marani, and none is authorized. Marani is not obligated or committed to purchase, redeem or otherwise acquire any of its equity. All presently exercisable voting rights in Marani are vested exclusively in its outstanding shares of common stock, each share of which is entitled to one vote on every matter to come before its shareholders, and other than as may be contemplated by this Agreement, there are no voting trusts or other voting arrangements with respect to any of Marani's equity securities.

2.1.4           Capitalization of Merger Sub. As of the signing of this Agreement, and at Closing, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.001 par value, of which one share is issued and outstanding. There are no shares of preferred stock authorized for the Merger Sub. No other shares of capital stock of any class or series of Merger Sub are issued and outstanding. All of the issued and outstanding shares have been duly and validly issued in accordance and compliance with all applicable laws, rules and regulations and are fully paid and nonassessable. There are no options, warrants, rights, calls, commitments, plans, contracts or other agreements of any character granted or issued by Merger Sub which provide for the purchase, issuance or transfer of any shares of the capital stock of Merger Sub nor are there any outstanding securities granted or issued by Merger Sub that are convertible into any shares of the equity securities of Merger Sub or exchangeable into any of the equity securities of Merger Sub, and none is authorized. Merger Sub is not obligated or committed to purchase, redeem or otherwise acquire any of its equity. All presently exercisable voting rights in Merger Sub are vested exclusively in its outstanding shares of common stock, each share of which is entitled to one vote on every matter to come before its shareholders, and other than as may be contemplated by this Agreement, there are no voting trusts or other voting arrangements with respect to any of Merger Sub's equity securities.

2.1.5           Subsidiaries. "Subsidiary" or "Subsidiaries" means all corporations, trusts, partnerships, associations, joint ventures or other Persons, as defined below, of which a corporation or any other Subsidiary of such corporation owns, directly or indirectly, not less than twenty percent (20%) of the voting securities or other equity or of which such corporation or any other Subsidiary of such corporation possesses, directly or indirectly, the power to direct or cause the direction of the management and policies, whether through ownership of voting shares, management contracts or otherwise. "Person" means any individual, corporation, limited liability company, trust, association, partnership, proprietorship, joint venture or other entity. Marani has two Subsidiaries, namely Fit For Business (Australia) Pty Limited, an entity organized under the laws of Australia ("FFB Australia"), and Merger Sub, a California corporation created in contemplation of this transaction.

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2.1.6           Execution of Agreement. The execution and delivery of this Agreement by Marani and Merger Sub does not, and the consummation of the Merger and other transactions contemplated hereby will not: (a) violate, conflict with, modify or cause any default or breach under or acceleration of (or give any Party any right to declare any default or acceleration upon notice or passage of time or both), in whole or in part, any charter, article of incorporation, bylaw, mortgage, lien, deed of trust, indenture, lease, agreement, instrument, order, injunction, decree, judgment, law or any other restriction of any kind to which Marani or its Subsidiaries are a party or by which it or any of its properties are bound or otherwise subject; (b) result in the creation of any security interest, lien, encumbrance, adverse claim, proscription or restriction on any property or asset (whether real, personal, mixed, tangible or intangible), right, contract, agreement or business of Marani or any of its Subsidiaries or upon the Merger Shares; (c) violate any law, rule or regulation of any federal or state regulatory agency; or (d) permit any federal or state regulatory agency to impose any restrictions or limitations of any nature on Marani or any of its respective actions.

2.1.7           Taxes.

2.1.7.1                      All taxes, assessments, fees, penalties, interest and other governmental charges with respect to Marani and its business and operations, which have become due and payable on the date hereof have been paid in full or adequately reserved against by Marani and set forth in Marani's financial statements, (including without limitation, income, property, sales, use, franchise, capital stock, excise, added value, employees' income withholding, social security and unemployment taxes), and all interest and penalties thereon with respect to the periods then ended and for all periods thereto; Marani or Merger Sub are not parties to any tax sharing agreement or tax indemnification with any third party;

2.1.7.2                      There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any tax or deficiency against Marani or Merger Sub, nor are there any actions, suits, proceedings, investigations or claims now pending against Marani or Merger Sub, nor are there any actions, suits, proceedings, investigations or claims threatened against Marani or Merger Sub in respect of any tax or assessment, or any matters under discussion with any federal, state, local or foreign authority relating to any taxes or assessments, or any claims for additional taxes or assessments asserted by any such authority, and there is no basis for the assertion of any additional taxes or assessments against Marani or Merger Sub; and

2.1.7.3                      The consummation of the Merger and other transactions contemplated by this Agreement will not result in the imposition of any additional taxes on or assessments against Marani or Merger Sub.

2.1.8           Disputes and Litigation. Except as set forth in Schedule 2.1.8, (a) there are no suits, actions, litigation, proceedings, investigations, claims, complaints, or accusations pending, threatened against, or affecting Marani or Merger Sub or any of their properties, assets or business or to which it is a party, in any court or before any arbitrator of any kind or before or by any governmental agency (including, without limitation, any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality), and there is no basis for such suit, action, litigation, proceeding, investigation, claim, complaint, or accusation; (b) there is no pending or threatened change in any environmental, zoning or building laws, regulations or ordinances which affect or could affect Marani or Merger Sub or any of their properties, equipment, assets, operations, or businesses; and (c) there is no outstanding order, writ, injunction, decree, judgment or award by any court, arbitrator or governmental body against or affecting Marani, Merger Sub, or any of their properties, assets, operations, or businesses. There is no litigation, proceeding, investigation, claim, complaint or accusation, formal or informal, or arbitration pending, or any of the aforesaid threatened, or any contingent liability which would give rise to any right of indemnification or similar right on the part of any director or officer of Marani or Merger Sub, or any third party, or any such person's heirs, executors or administrators as against Marani or Merger Sub.

2.1.9           Compliance with Laws. Marani and Merger Sub have at all times been, and presently are, in full compliance with, and has not received notice of any claimed violation of, any applicable federal, provincial, state, local, foreign and other laws, rules and regulations. Marani and Merger Sub has filed all returns, reports and other documents and furnished all information required or requested by any federal, provincial, state, local or foreign governmental agency and all such returns, reports, documents and information are true and complete in all respects. All permits, licenses, orders, franchises and approvals of all federal, provincial, state, local or foreign governmental or regulatory bodies required of Marani or Merger Sub for the conduct of their business have been obtained and are in full force and effect, no violations are or have been recorded in respect of any such permits, licenses, orders, franchises and approvals, and there is no litigation, proceeding, investigation, arbitration, claim, complaint or accusation, formal or informal, pending or threatened, which may revoke, limit, or question the validity, sufficiency or continuance of any such permit, license, order, franchise or approval. Such permits, licenses, orders, franchises and approvals are valid and sufficient for all operations and businesses presently carried on by Marani or Merger Sub.

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2.1.10         Guaranties. Marani or Merger Sub have not guaranteed any dividend, obligation, indebtedness, or capital infusion of any Person; nor has any Person guaranteed any dividend, obligation or indebtedness of Marani or Merger Sub. Marani or Merger Sub are not parties to any take or pay contract or other similar arrangement.

2.1.11         Corporate Documents. Marani keeps its books, records and accounts (including, without limitation, those kept for financial reporting purposes and for tax purposes) in accordance with good business practice and in sufficient detail to reflect the transactions and dispositions of its assets, liabilities and equities, and such books and records are true, accurate and complete. The minute books of Marani contain records of its directors and shareholders' meetings and of actions taken by such directors and shareholders. The meetings of directors and shareholders referred to in such minute books were duly called and held, and the resolutions appearing in such minute books were duly adopted. The signatures appearing on all documents contained in such minute books are the true signatures of the persons purporting to have signed the same. Each of the following documents, which shall be true, complete and correct in all material respects, will be submitted at the Closing with respect to Marani and its Subsidiaries (if applicable):

(i) Certificate of Incorporation and all amendments thereto;

(ii) Bylaws and all amendments thereto;

(iii) Minutes and Consents of Shareholders;

(iv) Minutes and Consents of the board of directors;

(v) List of officers and directors;

(vi) Certificate of Good Standing from the Secretary of State of Nevada;

(vii) Current Shareholder list from the Transfer Agent;

(viii) Stock register and stock certificate records of Marani;

(ix) The material contracts of Marani listed on Schedule 2.1.11, which should be all material contracts of Marani.

2.1.12         Closing Documents. All minutes, consents or other documents pertaining to Marani to be delivered at the Closing shall be valid and in accordance with the laws of Nevada.

2.1.13         Leases. Marani has no leases.

2.1.14         Financial Statements. Marani is a reporting company under the 1934 Act and financials can be found within the SEC's EDGAR database. As of their respective dates, the financial statements of Marani and its subsidiaries included in the SEC Documents (as defined herein) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of Marani and its subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). All Marani's financial statements contained in its reports required under the 1934 Act have been reviewed or audited, as applicable, as required under the 1934 Act. No other information provided by or on behalf of Marani to MEI which is not included in Marani's regulatory filings, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made.

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2.1.15         Filings with Government Agencies. Marani is a reporting company under the 1934 Act and files annual and quarterly reports with the SEC. Marani has made all required filings with the SEC and the State of Nevada that are required (the "Regulatory Documents"). As of their respective dates, the Regulatory Documents complied in all material respects with the requirements of the 1934 Act, and all other applicable federal and state securities laws, and the rules and regulations of the SEC promulgated thereunder applicable to the Regulatory Documents, and none of the Regulatory Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. It is understood that the Merger and other transactions are being made with the understanding Marani will obtain all financial information from its subsidiaries necessary for future annual and quarterly reports with the SEC. Marani will promptly file any required filings with the SEC that might be due prior to Closing. All filings made by Marani with the SEC prior to Closing will be true and correct in all material respects.

2.1.16          Liabilities. It is understood and agreed that the Merger and other transactions is predicated on Marani not having any liabilities at Closing, and Marani will not, as of Closing, have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise. There is no dispute of any kind between Marani and any third party, and no such dispute will exist at the Closing of this transaction, and Marani will be free from any and all liabilities, liens, claims and/or commitments.

2.1.17         Liabilities for Subsidiary. Under United States and Australian law, Marani has no liability, financial or otherwise, for the actions and/or inactions of FFB Australia, and Marani has not guaranteed any obligations, financial or otherwise, of FFB Australia.

2.1.18         Contracts, Leases and Assets. Marani is not a party to any contract, agreement or lease. No person holds a power of attorney from Marani or its subsidiaries. At the Closing, Marani's only asset will be its wholly-owned subsidiary, FFB Australia.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF MEI

3.1           Representations and Warranties of MEI. To induce Marani and Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, MEI represents and warrants as of the date hereof and as of the Closing, as follows:

3.1.1           Authority of MEI; Transfer of MEI Shares. MEI has the full right, power and authority to enter into this Agreement and to carry out and consummate the transactions contemplated herein. This Agreement, and all of the Exhibits attached hereto, constitutes the legal, valid and binding obligation of MEI.

3.1.2           Existence of MEI. MEI is duly organized, validly existing, and in good standing under the laws of the State of California. It has all requisite power, franchises, licenses, permits and authority to own its properties and assets and to carry on its business as it has been and is being conducted. It is in good standing in each state, nation or other jurisdiction wherein the character of the business transacted by it makes such qualification necessary.

3.1.3           Capitalization of MEI. The authorized equity securities of MEI consist of 10,000,000 shares of common stock, no par value, of which 10,000,000 shares are issued and outstanding, as set forth on Exhibit A. No shares of preferred stock of MEI are authorized or outstanding. No other shares of MEI are issued and outstanding. All of the issued and outstanding shares have been duly and validly issued in accordance and compliance with all applicable laws, rules and regulations and are fully paid and nonassessable. There are no options, warrants, rights, calls, commitments, plans, contracts or other agreements of any character granted or issued by MEI which provide for the purchase, issuance or transfer of any shares of the capital stock of MEI nor are there any outstanding securities granted or issued by MEI that are convertible into any shares of the equity securities of MEI, and none is authorized. MEI is not obligated or committed to purchase, redeem or otherwise acquire any of its equity. All presently exercisable voting rights in MEI are vested exclusively in its outstanding shares of common stock, each share of which is entitled to one vote on every matter to come before it's Shareholders, and other than as may be contemplated by this Agreement, there are no voting trusts or other voting arrangements with respect to any of MEI's equity securities.

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3.1.4           Subsidiaries. MEI has one Subsidiary, Golden Hawk, Ltd., a Hong Kong corporation.

3.1.5           Execution of Agreement. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not: (a) violate, conflict with, modify or cause any default under or acceleration of (or give any Party any right to declare any default or acceleration upon notice or passage of time or both), in whole or in part, any charter, article of incorporation, bylaw, mortgage, lien, deed of trust, indenture, lease, agreement, instrument, order, injunction, decree, judgment, law or any other restriction of any kind to which MEI is a party or by which it or any of its properties are bound; (b) result in the creation of any security interest, lien, encumbrance, adverse claim, proscription or restriction on any property or asset (whether real, personal, mixed, tangible or intangible), right, contract, agreement or business of MEI; (c) violate any law, rule or regulation of any federal or state regulatory agency; or (d) permit any federal or state regulatory agency to impose any restrictions or limitations of any nature on MEI or any of their respective actions.

3.1.6           Taxes.

3.1.6.1                      All taxes, assessments, fees, penalties, interest and other governmental charges with respect to MEI and its business and operations, which have become due and payable on the date hereof have been paid in full or adequately reserved against by MEI, (including without limitation, income, property, sales, use, franchise, capital stock, excise, added value, employees' income withholding, social security and unemployment taxes), and all interest and penalties thereon with respect to the periods then ended and for all periods thereto;

3.1.6.2 There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any tax or deficiency against MEI, nor are there any actions, suits, proceedings, investigations or claims now pending against MEI, nor are there any actions, suits, proceedings, investigations or claims now pending against MEI in respect of any tax or assessment, or any matters under discussion with any federal, state, local or foreign authority relating to any taxes or assessments, or any claims for additional taxes or assessments asserted by any such authority, and there is no basis for the assertion of any additional taxes or assessments against MEI; and

3.1.6.3 The consummation of the transactions contemplated by this Agreement will not result in the imposition of any additional taxes on or assessments against MEI.

3.1.7           Disputes and Litigation. Except as set forth in Schedule 3.1.7, (a) there are no suits, actions, litigation, proceedings, investigations, claims, complaints, or accusations pending threatened against, or affecting MEI or any of its properties, assets or business or to which it is a party, in any court or before any arbitrator of any kind or before or by any governmental agency (including, without limitation, any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality), and there is no basis for such suit, action, litigation, proceeding, investigation, claim, complaint, or accusation; (b) there is no pending or threatened change in any environmental, zoning or building laws, regulations or ordinances which affect or could affect MEI or any of its properties, equipment, assets or businesses; and (c) there is no outstanding order, writ, injunction, decree, judgment or award by any court, arbitrator or governmental body against or affecting MEI or any of its properties, assets or businesses. There is no litigation, proceeding, investigation, claim, complaint or accusation, formal or informal, or arbitration pending, or any of the aforesaid threatened, or any contingent liability which would give rise to any right of indemnification or similar right on the part of any director or officer of MEI or any such person's heirs, executors or administrators as against MEI.

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3.1.8           Compliance with Laws., MEI has at all times been, and presently is, in full compliance with, and has not received notice of any claimed violation of, any applicable federal, state, local, foreign and other laws and regulations. MEI has filed all returns, reports and other documents and furnished rules all information required or requested by any federal, state, local or foreign governmental agency and all such returns, reports, documents and information are true and complete in all respects. All permits, licenses, orders, franchises and approvals of all federal, state, local or foreign governmental or regulatory bodies required of MEI for the conduct of its business have been obtained, no violations are or have been recorded in respect of any such permits, licenses, orders, franchises and approvals, and there is no litigation, proceeding, investigation, arbitration, claim, complaint or accusation, formal or informal, pending or threatened, which may revoke, limit, or question the validity, sufficiency or continuance of any such permit, license, order, franchise or approval. Such permits, licenses, orders, franchises and approvals are valid and sufficient for all activities presently carried on by MEI.

3.1.9           Guaranties. MEI has not guaranteed any dividend, obligation or indebtedness of any Person; nor has any Person guaranteed any dividend, obligation or indebtedness of MEI.

3.1.10         Books and Records. MEI keeps its books, records and accounts (including, without limitation, those kept for financial reporting purposes and for tax purposes) in accordance with good business practice and in sufficient detail to reflect the transactions and dispositions of its assets, liabilities and equities. The minute books of MEI contain records of its shareholders' meetings and of action taken by such shareholders. The meetings shareholders referred to in such minute books were duly called and held, and the resolutions appearing in such minute books were duly adopted. The signatures appearing on all documents contained in such minute books are the true signatures of the persons purporting to have signed the same.

ARTICLE 4
CLOSING AND DELIVERY OF DOCUMENTS

4.1            Closing. The Closing (the "Closing") shall take place remotely at the offices of The Lebrecht Group, APLC, 9900 Research Drive, Irvine, California 92688, no later than the close of business (Pacific Standard Time) on April 7, 2008, or at such other place, date and time as the Parties may agree in writing (the "Closing Date").

4.2            Deliveries by Marani. At the Closing, Marani shall deliver the following:

4.2.1           Marani shall deliver to MEI and the Shareholders:

(a) the Purrell Shares, and the Purrell Warrant, as set forth in Section 1.5;

(b) a certificate of good standing issued by the state of Nevada, dated within ten (10) days prior to the Closing Date, evidencing that Marani is a corporation duly existing under the laws of state of Nevada and has not been dissolved;

(c) an Officers Certificate, executed by the Secretary of Marani, in form and substance reasonably acceptable to MEI;

(d) the corporate documents of Marani as set forth in Section 2.1.10;

(e) written confirmation by Marani's Board of Directors of the approval of this Agreement, the herein described transactions, the appointment of Margrit Eyraud to Marani's Board of Directors, effective at Closing;

(f) written confirmation of the appointment of Margrit Eyraud as Marani's Chairman of the Board, Chief Executive Officer, and President, Ara Zartarian as Marani's Executive Vice President, Chief Operating Officer and Secretary, and Ani Kevorkian as Marani's Executive Vice President, Chief Financial Officer and Treasurer, with all appointments effective at immediately prior to Closing;

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(g) a copy of the amended Articles of Incorporation effectuating the items set forth in Section 5.1.1(h), below; a signed copy of the Officer's Lock-Up Agreements between Marani and each of Margrit Eyraud, Ara Zartarian, and Ani Kevorkian;

(h) a fully executed copy of the Purrell Lock-Up Agreement; and

(i) a signed copy of the Agreement of Merger by and between MEI and Merger Sub for filing with the Secretary of State for the State of California.

4.2.2           Marani shall deliver to the Exchange Agent:

(a) The Merger Shares to be issued by the Exchange Agent to the MEI Stockholders upon submission of their executed Letter of Transmittal and accompanying documents.

4.2.3           MEI shall deliver to Marani:

(a) an Officers Certificate, executed by the Secretary of MEI, in form and substance reasonably acceptable to Marani;

(b) written confirmation by MEI's Board of Directors of the approval of this Agreement and the herein described transactions;

(c) a signed copy of the Officer's Lock-Up Agreements from each of Margrit Eyraud, Ara Zartarian, and Ani Kevorkian; and

(d) a signed copy of the Agreement of Merger by and between MEI and Merger Sub for filing with the Secretary of State for the State of California.

ARTICLE 5
CONDITIONS, TERMINATION, AMENDMENT AND WAIVER

5.1           Conditions Precedent. This Agreement, and the transactions contemplated hereby, shall be subject to the following conditions precedent:

5.1.1           The obligation of MEI to consummate the Merger and to satisfy its other obligations hereunder shall be subject to the fulfillment (or waiver by MEI), at or prior to the Closing, of the following conditions, which Marani agrees to use its best efforts to cause to be fulfilled:

(a) Representations, Performance. The representations and warranties contained in Sections 2.1 and 2.2 hereof shall be true at and as of the date hereof and shall be repeated and shall be true at and as of the Closing Date with the same effect as though made at and as of the Closing Date, except as affected by the transactions contemplated hereby; Marani shall have duly performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(b) Consents. Any required notices or consents to the transactions contemplated by this Agreement shall have been obtained or waived.

(c) Litigation. No suit, action, arbitration or other proceeding or investigation shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit or to obtain material damages or other material relief in connection with this Agreement or the consummation of the Merger or other the transactions contemplated hereby or which is likely to affect materially the value of Marani, other than as set forth in Schedule 2.1.7.

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(d) Proceedings and Documentation. All proceedings of Marani in connection with the Merger or other the transactions contemplated by this Agreement, and all documents and instruments incident to such proceedings, shall be satisfactory in form and substance to MEI and MEI's counsel, and MEI and MEI's counsel shall have received all such receipts, documents and instruments, or copies thereof, certified if requested, to which MEI is entitled and as may be reasonably requested.

(e) Property Loss. No portion of Marani's assets or properties shall have been destroyed or damaged or taken by condemnation or other similar proceedings under circumstances where the loss thereof will not be substantially reimbursed to Marani through the proceeds of applicable insurance or condemnation award.

(f) Consents and Approvals. All material licenses, permits, consents, approvals, authorizations, qualifications and orders of all governmental or regulatory bodies which are (1) necessary to enable MEI to fully operate the business of Marani as contemplated from and after the Closing shall have been obtained and be in full force and effect, or (2) necessary for the consummation of the transactions contemplated hereby, shall have been obtained.

(g) SEC Filings. Marani shall have filed with the SEC any and all filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 required to be filed prior to the Closing.

(h) Amended Articles. Marani shall have filed amended Articles of Incorporation with the state of Nevada to effectuate the following: (i) a name change for the corporation to "Marani Brands, Inc.," (ii) a 1-for-250 shares reverse stock split, and (iii) increase the authorized common stock of the company to 300,000,000 shares, $0.001 par value.

5.1.2           The obligation of the Marani to deliver the Marani Securities, to consummate the Merger, and to satisfy its other obligations hereunder shall be subject to the fulfillment (or waiver by Marani), at or prior to the Closing, of the following conditions, which MEI and the Shareholders agree to use its best efforts to cause to be fulfilled:

(a) Representations, Performance. If the Closing Date is not the date hereof, the representations and warranties contained in Sections 3.1 and 3.2 hereof shall be true at and as of the date hereof and shall be repeated and shall be true at and as of the Closing Date with the same effect as though made at and as of the Closing Date, except as affected by the transactions contemplated hereby; MEI shall have duly performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(b) Proceedings and Documentation. All corporate and other proceedings of MEI in connection with the Merger and the other transactions contemplated by this Agreement, and all documents and instruments incident to such corporate proceedings, shall be satisfactory in form and substance to Marani, and their counsel shall have received all such receipts, documents and instruments, or copies thereof, certified if requested, to which Marani is entitled and as may be reasonably requested.

5.2            Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned prior to the Closing Date only by the mutual consent of all of the Parties, unless the Closing has not occurred by April 7, 2008, in which case either Party may terminate this Agreement by written notice to the other Party.

5.3            Waiver and Amendment. Any term, provision, covenant, representation, warranty or condition of this Agreement may be waived, but only by a written instrument signed by the Party entitled to the benefits thereof. The failure or delay of any Party at any time or times to require performance of any provision hereof or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such Party's right at a later time to enforce the same. No waiver by any Party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition or of the 18 breach of any other term, provision, covenant, representation or warranty. No modification or amendment of this Agreement shall be valid and binding unless it be in writing and signed by all Parties hereto.

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ARTICLE 6
COVENANTS, INDEMNIFICATION

6.1            To induce MEI to enter into this Agreement and to consummate the transactions contemplated hereby, and without limiting any covenant, agreement, representation or warranty made, Marani covenants and agrees as follows:

6.1.1           Notices and Approvals. Marani and the Merger Sub agree: (a) to give all notices to third parties which may be necessary or deemed desirable by MEI in connection with this Agreement and the consummation of the Merger and the other transactions contemplated hereby; (b) to use its best efforts to obtain all federal and state governmental regulatory agency approvals, consents, permit, authorizations, and orders necessary or deemed desirable by MEI in connection with this Agreement and the consummation of the transaction contemplated hereby; and (c) to use their best efforts to obtain all consents and authorizations of any other third parties necessary or deemed desirable by MEI in connection with this Agreement and the consummation of the transactions contemplated hereby.

6.1.2           Information for MEI's Statements and Applications. Marani and their employees, accountants and attorneys shall cooperate fully with MEI in the preparation of any statements or applications made by MEI to any federal or state governmental regulatory agency in connection with this Agreement and the transactions contemplated hereby and to furnish MEI with all information concerning Marani necessary or deemed desirable by MEI for inclusion in such statements and applications, including, without limitation, all requisite financial statements and schedules.

6.1.3           Access to Information. MEI, together with its appropriate attorneys, agents and representatives, shall be permitted to make the full and complete investigation of Marani and have full access to all of the books and records of Marani during reasonable business hours. Notwithstanding the foregoing, such parties shall treat all such information as confidential and shall not disclose such information without the prior consent of the other. The following information shall not be considered confidential information: (i) information that is wholly and independently developed by the party receiving the information without the use of the confidential information; (ii) information that is or has become generally available to the public without breach of this Agreement by the receiving Party; (iii) information that at the time of disclosure to the receiving party, was known to such Party free of restriction and evidenced by documentation in the receiving party's possession; (iv) information that is approved for release by written authorization of the disclosing party, but only to the extent of and subject to such conditions as may be imposed in such written authorization; or (v) information that is disclosed in response to a valid order of a court or other governmental body in the United States or any political subdivision thereof, but only to the extent of and for the purposes of such order; provided, however, that the receiving party shall first notify the disclosing party in writing of the order and permit the disclosing party to seek an appropriate protective order.

6.2            To induce Marani to enter into this Agreement and to consummate the transactions contemplated hereby, and without limiting any covenant, agreement, representation or warranty made, MEI covenants and agrees as follows:

6.2.1           Access to Information. Marani, together with their appropriate attorneys, agents and representatives, shall be permitted to make a full and complete investigation of MEI and have full access to all of the books and records of the other during reasonable business hours. Notwithstanding the foregoing, such parties shall treat all such information as confidential and shall not disclose such information without the prior consent of the other. The following information shall not be considered confidential information: (i) information that is wholly and independently developed by the party receiving the information without the use of the confidential information; (ii) information that is or has become generally available to the public without breach of this Agreement by the receiving Party; (iii) information that at the time of disclosure to the receiving party, was known to such Party free of restriction and evidenced by documentation in the receiving party's possession; (iv) information that is approved for release by written authorization of the disclosing party, but only to the extent of and subject to such conditions as may be imposed in such written authorization; or (v) information that is disclosed in response to a valid order of a court or other governmental body in the United States or any political subdivision thereof, but only to the extent of and for the purposes of such order; provided, however, that the receiving party shall first notify the disclosing party in writing of the order and permit the disclosing party to seek an appropriate protective order.

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6.3            Indemnification.

6.3.1           Indemnity of Marani. MEI agrees to indemnify, defend and hold Marani harmless from and against any and all Losses (as hereinafter defined) arising out of or resulting from the breach by MEI of any representation, warranty, covenant or agreement of MEI contained in this Agreement or the schedules and exhibits hereto. For purposes of Section 6.3, the term "Losses" shall mean all damages, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) of every kind, nature or description, it being the intent of the Parties that the amount of any such Loss shall be the amount necessary to restore the indemnified party to the position it would have been in (economically or otherwise), including any costs or expenses incident to such restoration, had the breach, event, occurrence or condition occasioning such Loss never occurred. Notwithstanding the foregoing provisions of this section, no claim for indemnification shall be made by Marani under this Section unless and until the aggregate amount of all Losses of Marani in respect thereof shall exceed $5,000.

6.3.2           Indemnity of MEI. Marani and Merger Sub, jointly and severally, hereby agree to indemnify, defend and hold MEI harmless from and against any and all Losses arising out of or resulting from the breach by Marani or Merger Sub of any representation, warranty, agreement or covenant contained in this Agreement or the exhibits and schedules hereto, including, without limitation, the failure to disclose any liabilities or material contracts or agreements pursuant to Section 2.1.11. Notwithstanding the foregoing provisions of this Section, no claim for indemnification shall be made by MEI under this Section unless and until the aggregate amount of all Losses of MEI and/or the Shareholders in respect thereof shall exceed $5,000.

6.3.3       Indemnification of Exchange Agent.

(a) Marani, MEI and Merger Sub (for the purposes of this Section 6.3.3, the "Indemnitors") agree to indemnify the Exchange Agent and its partners, officers, directors, employees and agents (collectively, the "Indemnitees") against, and hold them harmless of and from, any and all Losses, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or relating in any way to the Exchange Agent's service in such capacity, unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the Indemnitees.

(b) If the indemnification provided for in Section 6.3.3(a) is applicable, but for any reason is held to be unavailable, except due to the willful misconduct of gross negligence of the Indemnitees, the Indemnitors shall jointly and severally contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all Losses, liabilities, costs, damages and expenses, including counsel fees, actually incurred by the Indemnitees as a result of or in connection with, and any amount paid in settlement of, any action, claim or proceeding arising out of or relating in any way to any actions or omissions of the Indemnitors.

6.3.4           Indemnification Procedure.

(a) An indemnified party shall notify the indemnifying party of any claim of such indemnified party for indemnification under this Agreement within thirty days of the date on which such indemnified party or an executive officer of such indemnified party first obtains actual (not constructive) knowledge of the existence of such claim. Such notice shall specify the nature of such claim in reasonable detail and the indemnifying party shall be given reasonable access to any documents or properties within the control of the indemnified party as may be useful in the investigation of the basis for such claim. The failure to so notify the indemnifying party within such thirty-day period shall not constitute a waiver of such claim but an indemnified party shall not be entitled to receive any indemnification with respect to any additional loss that occurred as a result of the failure of such person to give such notice.

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In the event any indemnified party is entitled to indemnification hereunder based upon a claim asserted by a third party (including a claim arising from an assertion or potential assertion of a claim for Taxes), the indemnifying party shall be given prompt notice thereof, in reasonable detail. The failure to so notify the indemnifying party shall not constitute a waiver of such claim but an indemnified party shall not be entitled to receive any indemnification with respect to any Loss that occurred as a result of the failure of such person to give such notice. The indemnifying party shall have the right (without prejudice to the right of any indemnified party to participate at its expense through counsel of its own choosing) to defend or prosecute such claim at its expense and through counsel of its own choosing (provided that such legal counsel is reasonably acceptable to the Indemnifying Party) if it gives written notice of its intention to do so not later than twenty days following notice thereof by the indemnifying party or such shorter time period as required so that the interests of the indemnified party would not be materially prejudiced as a result of its failure to have received such notice; provided, however, that if the defendants in any action shall include both an indemnifying party and an indemnified party and the indemnified party shall have reasonably concluded that counsel selected by the indemnifying party has a conflict of interest because of the availability of different or additional defenses to the indemnified party, the indemnified party shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the sole cost and expense of the indemnifying party. If the indemnifying party does not so choose to defend or prosecute any such claim asserted by a third party for which any indemnified party would be entitled to indemnification hereunder, then the indemnified party shall be entitled to recover from the indemnifying party, on a monthly basis, all of its attorneys' reasonable fees and other costs and expenses of litigation of any nature whatsoever incurred in the defense of such claim. Notwithstanding the assumption of the defense of any claim by an indemnifying party pursuant to this paragraph, the indemnified party shall have the right to approve the terms of any settlement of a claim (which approval shall not be unreasonably withheld).

(b) The indemnifying party and the indemnified party shall cooperate in furnishing evidence and testimony and in any other manner which the other may reasonably request, and shall in all other respects have an obligation of good faith dealing, one to the other, so as not to unreasonably expose the other to an undue risk of loss. The indemnified party shall be entitled to reimbursement for out-of-pocket expenses reasonably incurred by it in connection with such cooperation. Except for fees and expenses for which indemnification is provided pursuant to Section 6.3, as the case may be, and as provided in the preceding sentence, each party shall bear its own fees and expenses incurred pursuant to this paragraph (b).

(c) The foregoing indemnification provision is in addition to, and not derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement. This Section 6.3 survives Closing.

ARTICLE 7
GENERAL

7.1            Expenses. Except as otherwise specifically provided for herein, whether or not the transactions contemplated hereby are consummated, each of the Parties hereto shall bear the cost of all fees and expenses relating to or arising from its compliance with the various provisions of this Agreement and such Party's covenants to be performed hereunder, and except as otherwise specifically provided for herein, each of the Parties hereto agrees to pay all of its own expenses (including, without limitation, attorneys and accountants' fees and expenses and printing expenses) incurred in connection with this Agreement, the transactions contemplated hereby, the negotiations leading to the same and the preparations made for carrying the same into effect, and all such fees and expenses of the Parties hereto shall be paid prior to Closing.

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7.2            Notices  Any notice, request, instruction or other document required by the terms of this Agreement, or deemed by any of the. Parties hereto to be desirable, to be given to any other Party hereto shall be in writing and shall be delivered by facsimile or overnight courier to the following addresses:

To Marani:

Marani Brands, Inc.
c/o 9900 Research Dr.
Irvine, CA 92627
Facsimile No.: (949) 635-1240
Attn: Adele Ruger, President

To Merger Sub:

FFBI Merger Sub, Inc.
c/o 9900 Research Dr.
Irvine, CA 92627
Facsimile No.: (949) 635-1240
Attn: Adele Ruger, President

To MEI:
Margrit Enterprises International, Inc. 13152 Raymer Street, Suite 1A
North Hollywood, CA 91605
Facsimile No.:
Attn: Margrit Eyraud, Chairman and Chief Executive Officer

with a copy to:

The Lebrecht Group, APLC
9900 Research Dr.
Irvine, CA 92627
Facsimile No.: (949) 635-1240
Attn: Brian A. Lebrecht, Esq.

The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. Notice shall be conclusively deemed given at the time of delivery if made during normal business hours, otherwise notice shall be deemed given on the next business day.

7.3            Entire Agreement. This Agreement, together with the schedules and exhibits hereto, sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings (whether written or oral) related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any Party hereto which is not embodied in this Agreement, or exhibits hereto or the written certificates, or other documents delivered pursuant hereto, and no Party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

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7.4            Survival of Representations. All statements of fact (including financial statements) contained in the schedules, the exhibits, the certificates or any other instrument delivered by or on behalf of the Parties hereto, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by the respective Party hereunder. All representations, warranties, agreements, and covenants hereunder shall survive the Closing and remain effective for a period of twenty four (24) months thereafter regardless of any investigation or audit at any time made by or on behalf of the Parties or of any information a Party may have in respect thereto. Consummation of the transactions contemplated hereby shall not be deemed or construed to be a waiver of any right or remedy possessed by any Party hereto, notwithstanding that such Party knew or should have known at the time of Closing that such right or remedy existed.

7.5            Remedies Cumulative. No remedy herein conferred upon any Party  is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

7.6            Execution of Additional Documents. Each Party hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions as may be reasonably required or reasonably requested by any other Party hereto in order to effectuate the purposes of this Agreement and to consummate the Merger and the other transactions contemplated hereby.

7.7            Finders' and Related Fees. Each of the Parties hereto is responsible for, and shall indemnify the other against, any claim by any third party to a fee, commission, bonus or other remuneration arising by reason of any services alleged to have been rendered to or at the instance of said Party to this Agreement with respect to this Agreement or to any of the transactions contemplated hereby.

7.8            Governing Law. This Agreement has been negotiated and executed in the State of California and shall be governed by, construed and enforced in accordance with the laws of said state, without regard to its conflict of laws principles which could result in the application of the laws of another jurisdiction.

7.9            Forum. All Parties agree that if any action is brought by a Party then all Parties agree that such action or suit may only be brought in a federal or state court in Los Angeles, California.

7.10          Attorneys' Fees. Except as otherwise provided expressly herein, if a dispute should arise between the Parties including, but not limited to, arbitration, the prevailing Party shall be reimbursed by the nonprevailing Party for all reasonable costs and expenses incurred in resolving such dispute, including, without limitation, reasonable attorneys' fees exclusive of such amount of attorneys' fees and expenses as shall be a premium for result or for risk of loss under a contingency fee arrangement.

7.11          Binding Effect. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.

7.12          Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties.

7.13          Section Headings. Section and Article headings are for reference purposes only and shall not affect the interpretation or meaning of this Agreement.

7.14          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

7.15          Representation. The Parties acknowledge that The Lebrecht Group, APLC represents MEI in connection with the negotiation and drafting of this Agreement. The Lebrecht Group, APLC has not represented Marani in connection with the negotiation and drafting of this Agreement.

[Remainder of page intentionally left blank; signature page to follow]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written hereinabove.

"Marani"	"MEI"

Marani Brands, Inc. a Nevada corporation	Margrit Enterprises International, Inc. a California corporation

s/s Adele Ruger	s/s Margrit Eyraud
By: Adele Ruger	By: Margrit Eyraud
Its: President	Its: Chairman and Chief Executive Officer

"Merger Sub"

FFBI Merger Sub, Inc. a California corporation

s/sAdele Ruger
By: Adele Ruger
Its: President

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EXHIBIT 10.8

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT dated as of August 1, 2009 (this “Agreement”), by and between MARANI BRANDS, INC., a Nevada corporation (the “Company”), and MARGRIT EYRAUD (the “Executive”).

WHEREAS, the Company desires to hire the Executive as the President and Chief Executive Officer of the Company and as the Chairman of the Board of Directors of the Company; and

WHEREAS the Executive desires to be employed by the Company, as the Chairman, President and Chief Executive Officer of the Company of, on the terms, provisions and conditions set forth herein.

NOW, THEREFORE, in consideration of these premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and legal adequacy of which are hereby acknowledged by the parties, the Company and the Executive hereby agree as follows:

1.    Employment.  (a)  The Company hereby employs the Executive, and the Executive agrees to serve the Company during the Employment Term (as hereinafter defined), as the Chairman, President and Chief Executive Officer of the Company.  As the Chairman, President and Chief Executive Officer of the Company, the Executive will have such duties and responsibilities as are normally associated with these positions and as are specified in the By-laws of the Company, and such other duties and responsibilities as are assigned to the Executive by the Board of Directors of the Company that are of a nature generally performed by a chief executive officer.  Without limiting the foregoing, the Company may request the Executive to serve as an officer of its Subsidiaries, and if so requested, the Executive agrees to serve as an officer of such Subsidiaries.  The Executive shall be responsible for the strategic decisions of the Company, overseeing operations, managing the Company’s legal and regulatory compliance and all merger and acquisition initiatives.

(b)   The Executive shall devote the Executive’s best efforts and substantially all of the Executive’s business time to the performance of the Executive’s duties and responsibilities to the Company in accordance with this Agreement and shall perform such duties and responsibilities, faithfully, diligently and competently.  The Executive shall report directly and exclusively to the Board of Directors of the Company.  All other senior executives of the Company shall report directly to the Executive.  The Executive shall at all times during the Employment Term be a director of the Company.  The Executive’s employment services shall be performed at the Company’s principal offices, which during the Employment Term shall be maintained in the Los Angeles, California metropolitan area (or other such location, as the Executive and the Company may agree upon), subject to travel reasonably and customarily required by the Company in connection with the Executive’s duties and responsibilities to the Company.

(c)    Notwithstanding the foregoing, during the Employment Term, the Executive shall be entitled to devote a portion of the Executive’s business time to the Executive’s personal investments and to charitable, social and community activities; provided that doing so does not materially interfere with the performance of the Executive’s duties to the Company.

2.   Employment Term.  The period of the Executive’s employment pursuant to this Agreement shall commence on the date hereof and shall terminate, subject to earlier termination as expressly provided for herein, four (4) years after the date hereof on July 31, 2013, (the “Employment Term”).

3.   Compensation.  (a)  In consideration of the performance by the Executive of the Executive’s duties and obligations hereunder, the Executive shall be entitled to receive the following compensation: an annual salary of $180,000 (the “Salary”), for the initial annual period of the Employment Term (the “Salary”).  The Salary shall be payable in accordance with the Company’s regular payroll practices, as in effect from time to time, but no less frequently than bi-monthly.  On each anniversary date of the Employment Term, commencing on August 1, 2010, the Salary payable to the Executive pursuant to this Section 3(a) shall be increased by an amount, if any, equal to the percentage increase in the consumer price index (the “CPI”) for Los Angeles, California for the twelve (12) month period ending on the preceding December 31, as published by the United States Bureau of Labor Statistics (the “Bureau”), or any successor entity to the Bureau multiplied then by the current Salary pursuant to this Section 3(a); provided that if the Bureau no longer publishes the CPI, a comparable index reasonably acceptable to the Company and the Executive shall be substituted therefor.

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(b)    Promptly following the execution and delivery of this Agreement, the Board of Directors shall consider and propose to the Executive a bonus compensation arrangement which will provide for an incentive bonus (the “Incentive Bonus”) payable to the Executive based upon the attainment by the Company of mutually agreeable criteria.

(c)    The Company hereby grants to the Executive options (the “Options”) to purchase 3,000,000 shares of the Company’s common stock at an exercise price equal to the price per share of the Company’s common stock on the date of this Agreement.  The Options shall vest (and become exercisable) as to twenty-five percent (25%) of the underlying shares of common stock on the first anniversary date of the Option grant and ratably each quarter thereafter during the next three (3) years of the Employment Term.  The Options shall become fully vested and exercisable upon the Company’s termination of the Executive’s employment hereunder Without Cause (as hereinafter defined) or the termination of such employment by the Executive For Good Reason (as hereinafter defined) or upon the Company’s termination of the Executive’s employment hereunder due to death or Disability (as hereinafter defined).  The Options shall have a term of ten (10) years and may be exercised to the extent vested, (i) by the Executive at any time during such ten (10) year period, if the Executive’s employment is terminated Without Cause or For Good Reason or due to Disability or if the Employment Term expires and the Executive does not continue to be employed by the Company, (ii) by the Executive’s personal representative within one (1) year following the date of the Executive’s death, if the Executive’s employment with the Company is terminated due to the Executive’s death, and (iii) by the Executive, if the Executive’s employment terminates for any other reason (other than the expiration of the Employment Term) by the Executive, within ninety (90) days following the Executive’s termination of employment.  The Options shall be granted pursuant to a stock option plan to be adopted by the Board of Directors of the Company and approved by the shareholders (the “Plan”) and shall by subject to such other terms as provided in the Plan (it being understood that the Plan will have customary provisions permitting the Company to cash-out stock options in connection with a sale of substantially all of the Company’s assets, a merger, a recapitalization or a similar transaction).  If there is any inconsistency or conflict between the terms and provisions of the Plan and this Agreement, the terms and provisions of this Agreement shall govern and control.

4.   Fringe Benefits; Expenses.  During the Employment Term:

(a)   The Executive shall be entitled to receive all health, medical, insurance, and pension benefits provided by the Company to any of its senior executives and to all other fringe benefits and benefit plans provided by the Company to its executives as a group.

(b)   The Company shall reimburse the Executive for all reasonable and necessary expenses (including, without limitation, entertainment expenses and automobile expenses) incurred by the Executive in connection with the performance of the Executive’s duties to the Company  (it is being agreed that business-class airfare travel is a reasonable expense for transcontinental and intercontinental travel), upon submission of receipts and/or vouchers by the Executive in accordance with the Company’s policies and procedures.

(c)   The Company shall pay for the lease of an automobile to be used for business purposes; provided that the costs of the lease do not exceed $650 per month.  The Company shall also pay for the insurance and other operating expenses associated with the business use of such automobile.

(d)   The Executive shall be entitled to four (4) weeks of vacation time annually which shall be taken at times selected by the Executive which are consistent with the proper performance of the Executive’s duties and responsibilities to the Company.  The Executive may accrue an unlimited amount of earned but unused vacation time in accordance with applicable law.

(e)   The Company shall pay the costs and expenses of maintaining the computer equipment and facsimile machines used by the Executive at the Executive’s home office, and the Executive’s use of a cell phone.  Upon the termination of the Executive’s employment with the Company hereunder for any reason whatsoever, other than for Cause or the expiration of the Employment Term, the Executive shall have the right to purchase the computer equipment and facsimile machine used in the Executive’s home office by paying the Company an amount equal to the amount at which such computer equipment and facsimile machine are then carried on the books and records of the Company.  Upon termination of the Executive’s employment for any reason whatsoever, the Executive shall be entitled to remove all of the Executive’s personal effects from the Company’s premises.

5.   Inventions.  Any Inventions (as defined below) originated or conceived by the Executive, with the use or assistance of the facilities, materials or personnel of the Company or any Affiliate (as defined below) of the Company, either solely or jointly with others, during the Employment Term shall be the property of the Company.  The  Executive hereby irrevocably assigns and transfers to the Company and agrees to transfer and assign to the Company all of the  Executive’s right, title and interest in and to all Inventions, and to applications for patents and patents granted upon such Inventions and to all copyrightable material related thereto developed by the Executive or under the Executive’s supervision.  The Executive agrees, upon the written request of the Company and at the Company’s sole cost and expense, to do such acts, to execute such documents and instruments, to participate in such proceedings and to take such actions as from time to time may be necessary, required or useful, in the Company’s reasonable opinion, to apply for, secure, maintain, reissue, extend or defend the worldwide rights of the Company in the Inventions.

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6.   Disability or Death.   (a)  If, as a result of physical or mental disability (any such disability to be determined by a competent physician mutually acceptable to the Company and the Executive), the Executive shall have failed or been unable to perform the Executive’s duties hereunder for a period of one hundred eighty (180) consecutive calendar days (“Disability”), the Company may, by written notice to the Executive, terminate the Executive’s employment under this Agreement prior to the end of the Employment Term, effective as of the date of the notice.  If the Executive’s employment is terminated due to Disability pursuant to this Section 6(a), the Company shall pay to the Executive (in equal installments every two (2) weeks), (i) for the succeeding twelve (12) month period, an amount equal to eighty percent (80%) of the Executive’s Salary at the date of termination and (ii) for the twenty four (24) month period commencing on the date of the last payment required to be made pursuant to clause (i), an amount equal to fifty percent (50%) of the Executive’s Salary at the date of termination (all regardless of any payments that the Executive may be entitled to receive under any disability insurance policy maintained by the Company or otherwise).  In addition, the Company shall maintain and pay for the Executive’s then existing health, life insurance and other benefits during the time period that any payments are being made pursuant to this Section 4(a) hereof.

(b)   The period of the Executive’s employment under this Agreement shall automatically terminate upon the Executive’s death.  In the event of the Executive’s death, the Company shall pay to the beneficiary designated in writing to the Company by the Executive (or if the Executive fails to designate a beneficiary, to the Executive’s estate), an amount at an annual rate equal to the Executive’s Salary in effect on the date of the Executive’s death for a period of eighteen (18) months from the date of the Executive’s death, payable in equal monthly installments on the first day of the month next succeeding the date of death and the first day of each month thereafter.

(c)   In addition, if the Executive’s employment with the Company is terminated pursuant to Section 6(a) or 6(b), the Company shall pay the Executive a pro-rata portion of the Incentive Bonus for the year in which such termination occurred, based upon the number of days during such year that the Executive was employed.

7. Termination.  (a) The Company shall have the right to terminate the Executive’s employment with the Company hereunder (i) for Cause (as hereinafter defined) or (ii) Without Cause (as hereinafter defined).

(b)   For purposes hereof, the term “Cause” shall mean conduct on the part of the  Executive which constitutes:  (i) misconduct by the Executive or gross negligence which is or likely to be materially injurious to the Company; (ii) misappropriation of the Company’s assets on the usurpation of a business opportunity of the Company; (iii) breach of any fiduciary duty (as determined by a final judgment of a court of competent jurisdiction from which no appeal may be taken); (iv) a material violation by the Executive of any of the written policies of the Company or any provision of any “code of ethics,” as from time to time in effect;  (v) the Executive engaging in an act of unlawful employment discrimination, including, but not limited to, sexual, racial, religious, or other forms of harassment; (vi) conduct on the part of the  Executive which the Company in good faith determines has reflected so seriously on the Company’s public reputation as to materially prejudice the Company or its business; (vii) the conviction of, or plea or guilty or nolocontendere to a criminal violation which constitutes a felony; or (viii) a breach of any material obligation of the Executive hereunder which is not cured within thirty (30) days after written notice of such breach from the Company.  Any attempt to terminate the Executive’s employment for Cause shall require that prior to any the effectiveness of any such termination for Cause, on not less that ten (10) days prior to such termination, the Executive shall be given a hearing before the entire Board of Directors of the Company (at which an attorney representing the Executive may, in the Executive’s discretion, attend and be heard on behalf of the Executive) to review and give the Executive and opportunity to refute the grounds for termination.

(c)   If the employment of the Executive hereunder is terminated for Cause, the Company shall not be obligated to make any further payments to the Executive hereunder (other than for accrued and unpaid Salary and for accrued vacation and the reimbursement of expenses incurred in accordance with Section 4(b) hereof, in each case through the date of termination), or to continue to provide any benefit to the Executive under this Agreement (other than benefits which have accrued pursuant to any plan or applicable law through the date of termination).

(d)   If the employment of the Executive is terminated Without Cause or for Good Reason, (i) the Company shall pay to the Executive the Salary and the Incentive Bonus, for the remainder of the current Employment Term, all regardless of the amount of compensation of the Executive may earn or be able to earn with respect to any other employment that the Executive may obtain or be able to obtain (i.e., the Executive shall have no duty to mitigate and the Company shall have no right to offset), (ii) all of the Executive’s Options to purchase stock shall become fully vested and immediately exercisable, (iii) the Company shall reimburse the Executive for all expenses the Executive incurred in accordance with Section 4(b) hereof, (iv) during the period in which the Executive is receiving payments pursuant to clause (i) of this Section 7(d), the Company shall maintain and pay for the Executive’s then existing health insurance, life insurance and other benefits; provided, however, that the Company’s obligations under this clause (iv) shall terminate to the extent that the Executive is offered and receives comparable health or life insurance coverage (both as to the cost and benefits provided when compared to the policies and benefits in effect prior to termination), as reasonably and in good faith determined by the Executive and (v) the Company shall pay to the Executive all accrued and unpaid Salary through the date of termination.  The Executive shall have approval rights over any press release issued by the Company in connection with a termination of the Executive’s employment Without Cause.

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(e)   For purposes hereof, “Without Cause” shall mean a termination of the Executive’s employment hereunder by the Company for any reason whatsoever, other than (i) for Cause pursuant to Section 7(a) hereof, (ii) upon death or Disability pursuant to Section 6 hereof, (iii) by virtue of expiration of the Employment Term under this Agreement, or (iv) a voluntary termination of employment by the Executive in the absence of Good Reason.  A termination of the Executive’s employment hereunder for Good Reason shall have the same consequences as a termination of the Executive’s employment by the Company Without Cause.

(f)   The Executive shall have the right to terminate the Executive’s employment with the Company under this Agreement prior to the end of the Employment Term upon prior written notice to the Company, specifying the reason for termination and the following occurrence of any of the following events (each of which should constitute “Good Reason”):  (i) the Executive is not elected to the Board of Directors of the Company or is removed from the Board of Directors of the Company; (ii) the Company materially reduces the Executive’s duties and responsibilities hereunder or removes the title Chief Executive Officer from the Executive’s position; or (iii) the Company fails to perform or observe or breaches any of its material obligations to the Executive under this Agreement.  Notwithstanding the forgoing, the Executive shall not be entitled to terminate the Executive’s employment with the Company pursuant to this Section 7(f) unless the Executive has notified the Company of the Executive’s intent to so terminate within thirty (30) days after the Executive has actual knowledge of the event giving rise to the notice and the Company fails to cure the condition specified in the Executive’s notice to the Company within thirty (30) days after such notice is furnished to the Company; provided, however, that the Company shall not have an opportunity to cure any fact or circumstance arising during any twelve (12) month period that gives the Executive a right to terminate her employment pursuant to this Section 7(f) if substantially the same fact or circumstance has previously occurred during such twelve (12) month period and the Executive has previously given the Company notice of the Executive’s intent to terminate the Executive’s employment because of the occurrence of such fact or circumstance.  If the Executive terminates the Executive’s employment pursuant to the Section 7(f), such termination shall have the same effect and affording to the Executive the same rights and benefits as otherwise provided in this Agreement upon a termination of the Executive’s employment by the Company Without Cause.

(g)   Notwithstanding anything set forth herein, any vote by the Company’s Board of Directors to terminate the Executive’s employment for Cause or Without Cause shall require a vote of a majority of the members of the Board of Directors and the unanimous vote of all of the then independent members of the Board of Directors.

8.   Restrictive Covenants Applicable to the Executive.

8.1   Certain Acknowledgments by the Executive.

(a)   The Executive acknowledges and agrees that the Executive’s position with the Company places the Executive in a position of confidence and trust with the Company and its Subsidiaries and Affiliates and with those Persons with whom the Company and its Subsidiaries and Affiliates do business, including, without limitation, clients, customers, vendors, licensors, licensees and employees.  The Executive acknowledges and agrees that the business of the Company is carried on throughout the United States of America and throughout the world, and that it is the intention of the Company to continue to expand the geographic area in which the business is conducted and marketed and, accordingly, it is reasonable that the restrictive covenants set forth in this Section 8 are not limited by specific geographic area.  In addition, the Executive acknowledges and agrees that in the course of rendering services to the Company, the Executive will acquire access to, and become acquainted with the Confidential and Proprietary Information (as hereinafter defined) of the Company and its Subsidiaries and Affiliates that is non-public, confidential or proprietary in nature, and that it is within the legitimate interests of the Company to protect all Confidential and Proprietary Information.  The Executive acknowledges that the Company will be irreparably damaged if the Executive were to violate the provisions of this Section 8, and that the provisions of this Section 8 are fair and reasonable and necessary to adequately protect the Company.

(b)   The  Executive hereby covenants and agrees that, during the Employment Term and thereafter, unless otherwise authorized by the Company in writing, the Executive shall not, directly and indirectly, under any circumstance:  (i) disclose to any other Person (other than as may be required in connection with the Executive’s employment with the Company) any Confidential and Proprietary Information; (ii) act or fail to act so as to impair the confidential or proprietary nature of any Confidential and Proprietary Information; (iii) use any Confidential and Proprietary Information other than for the sole and exclusive benefit of the Company; or (iv) offer or agree to, or cause or assist in the inception of continuation of, any such disclosure, impairment or use of any Confidential and Proprietary Information.  Promptly following the termination of the  Executive’s employment with the Company for any reason whatsoever, the  Executive shall return to the Company all documents, records and other items and materials that contain any Confidential and Proprietary Information (regardless of the medium in which maintained or stored), without retaining any copies, notes or excerpts thereof.

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(c)   For purposes hereof, the term “Confidential and Proprietary Information” shall mean any and all (i) confidential or proprietary information or material not generally in the public domain about or relating to the business, operations, assets, prospects or financial condition of the Company or any Subsidiary or Affiliate of the Company or any of the Company’s or any such Subsidiary’s or Affiliate’s trade secrets including, without limitation, research and development plans or projects; data and reports; computer materials such as programs, instructions and printouts; formulas; product testing information; business improvements; processes, marketing and selling strategies; strategic business plans (whether or not pursued); budgets; unpublished financial statements; licenses, pricing, pricing strategy and cost data; information regarding the skills and compensation of employees; the identities of customers and potential customers; the identities of contact Persons at customers and potential customers; the particular preferences, likes dislikes and needs of customers and contact Persons at customers and potential customers with respect to products, pricing, timing, sales, terms, service plans, methods, practices, strategies, forecasts, know-how and other marketing techniques; the identities of key accounts and potential key accounts; the identities of suppliers, vendors, distributors and contractors; and all information about those supplier, vendor, distributor and contractor relationships such as contact Persons, pricing and other terms, in each case with respect to the Company or any Subsidiary or Affiliate of the Company or (ii) information, documentation or material not generally in the public domain by virtue of any action by or on the part of the  Executive, the knowledge of which gives or is likely to give the Company or any Affiliate of the Company a material competitive advantage over any Person not possessing such information.  The Executive also acknowledges and agrees that all Confidential Information is also entitled to all of the protections and benefits available to the Beneficiaries under applicable law, including, without limitation, laws relating to trade secrets.

8.2   Covenant Modification.  The  Executive acknowledges and agrees that the provisions of this Section 8, hereof, and the period of time, geographic area and scope and type of restrictions on the Executive’s activities set forth in this Section 8, are reasonable and necessary for the protection of the Beneficiaries (as hereinafter defined).  If any provision contained in this Section 8 shall be determined by a court of competent jurisdiction to be invalid or unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, (x) such provision shall be interpreted to extend over the maximum period of time for which it may be enforceable and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all is determined by such court making such determination, and (y) in its reduced form, such provision shall then be enforceable, but such reduced form of provision shall only apply with respect to the operation of such provision in the particular jurisdiction in or for which such adjudication is made.  It is the intention of the parties that all of the provisions of this Section 8 shall be enforceable to the maximum extent permitted by applicable law.

8.3   No Solicitation.  During the Employment Term and for one (1) year thereafter (the “Restriction Period”), the Executive shall not, directly or indirectly, solicit, entice, persuade induce or cause any employee, officer, manager, director, consultant, agent or independent contractor of any of the Beneficiaries to terminate such employment, consultancy or other such engagement and become employed by or engaged with any other Person or entity, or approach any such employee, officer, manager, director, consultant, agent or independent contractor for any of the foregoing purposes, or authorize or assist in the taking of any such action by any Person or entity or hire, or retain or engage any such employee, officer, director, consultant, agent or independent contractor.

8.4   Non-Competition.  Except with respect to any Beneficiary, during the Restriction Period, the  Executive shall not, alone or in association with any other Person, directly or indirectly, (i) engage, directly or indirectly, in any Competing Business (ii) acquire, or own in any manner, any interest in any Person that engages in any Competing Business, or (iii) be interested in (whether as an owner, director, officer, partner, member, lender, shareholder, vendor, consultant, employee, advisor, agent, independent contractor or otherwise), or otherwise participate in the management or operation of, any Person that engages in a Competing Business.  The foregoing restriction of this Section 8.4 shall not prohibit the Executive from acquiring or holding not more than five percent (5%) percent of any class of equity securities of a corporation or other entity whose shares are listed or admitted to trade on a national securities exchange or are quoted on NASDAQ (or a similar market or quotation system if NASDAQ is no longer providing such information), or any passive investment of less than five percent (5%) of a private company.  The restrictions of Sections 8.3 and 8.4 hereof shall apply after the end of the Employment Term in the case of a termination Without Cause or For Good Reason, only to the extent the Company continues to timely make all payments and provides the benefits to the Executive to be paid and provided by the Company in accordance with this Agreement during such one (1) year period.

8.5   Remedies for Breach.  The  Executive acknowledges and agrees that any breach or threatened breach of the covenants or other provisions contained in Sections 8.1 through 8.3 hereof, will cause the Company material and irreparable damage, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate.  Accordingly, the Company shall, in addition to all other available rights and remedies (including, but not limited to, seeking such damages as either of them can show it has sustained by reason of such breach and recovery of costs and expenses including, but not limited to, attorneys’ fees and expenses), be entitled to specific performance and injunctive relief (including, without limitation, a temporary and/or permanent restraining order and/or a permanent injunction) in respect of any breach or threatened breach of any of such covenants or provisions, without being required to post a bond or other security and without having to prove the inadequacy of the available remedies at law.

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9.   Indemnification, etc.  The Company agrees to indemnify the Executive and hold the  Executive harmless to the fullest extent permitted by applicable law, from and against any liabilities, damages, costs, losses or expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred in connection with any claim, investigation, action, suit or other proceeding with respect to or arising out of the Executive serving as an officer or director of the Company or any of its Subsidiaries or Affiliates during the Employment Term.  In that regard, the Company shall concurrently herewith enter into an indemnification agreement with the Executive substantially in the form of Exhibit A attached hereto (the “Indemnification Agreement”).  Without limiting the foregoing, during the Employment Term, and for a period of six (6) years thereafter (unless the Executive’s employment is terminated for Cause), the Company will maintain in full force and effect and pay the premium on directors and officers liability insurance providing coverage of not less than $5,000,000 and which covers the period of time that the Executive was an officer and director of the Company.

10.   Entire Agreement; Amendment.  This Agreement (together with the Plan and the Indemnification Agreement) contains the entire understanding and agreement of the parties relating to the subject matter hereof and it supersedes all prior and/or contemporaneous understandings and agreements of any kind and nature (whether written or oral) between the parties with respect to such subject matter, all of which are merged herein.  This Agreement may not be modified, amended, altered or supplemented, except by a written agreement executed by each of the Company and the Executive.

11.   Waiver.  Any waiver by a party of any breach of or failure to comply with any provision or condition of this Agreement by the other party shall not be construed as, or constitute, a continuing waiver of such provision or condition, or a waiver of any other breach of, or failure to comply with, any other provision or condition of this Agreement.  Any such waiver shall be limited to the specific matter and instance for which it is given.  No waiver of any such breach or failure of any provision or condition of this Agreement shall be effective unless in a written instrument signed by the party granting the waiver.  No failure or delay by either party to enforce or exercise its rights hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise of any such right or any abandonment or discontinuance of steps to enforce such rights, preclude any other or further exercise thereof, at any time whatsoever, or the exercise of any other right.

12.   Notices.  All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows:  (a) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service); (b) if mailed certified or registered mail return receipt requested (with all postage costs prepaid), four (4) business days after being mailed; (c) if delivered by an overnight courier service of recognized standing (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service); or (d) if delivered by facsimile transmission, on the business day of such transmission if sent by 5:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (in each case as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine).  If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a change of address of which no notice was given (in accordance with this Section 12), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day the notice is sent (as evidenced by a sworn affidavit of the sender).  All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to the Company:

13152 Raymer Street
Suite 1A
North Hollywood, CA 91605
Facsimile No.:  818-503-4478

If to the Executive:

3748 Encinal Avenue
La Crescenta, CA 91214

or to such other address as any party may specify by notice given to the other party in accordance with this Section 12.

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13.   Governing Law; Arbitration.  (a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California applicable to agreements made and to be performed in that State, without regard to any of its conflicts of laws principles or other laws which would result in the application of the laws of another jurisdiction.

(b)    Any dispute or claim under this Agreement (including, without limitation, any action to enforce this Agreement) shall be exclusively determined by binding arbitration conducted in accordance with the rules and procedures of this American Arbitration Association (the “AAA”).  The arbitration shall take place in Los Angeles, California, and shall be before a single arbitrator mutually acceptable to the Company and the Executive, or if the Company and the Executive are unable to agree upon one (1) arbitrator, the Company and the Executive shall each appoint one (1) arbitrator and the two (2) arbitrators shall each appoint a third arbitrator, which three arbitrators shall then arbitrate the claim or dispute.  The determination of the arbitrator or arbitrators (which shall be in writing), as the case may be, shall be conclusive and biding on the parties and not subject to judicial review.  If there are three (3) arbitrators, the determination of a majority of the arbitrators shall be controlling.  The arbitrator or the arbitrators, as the case may be, shall entitled to award that the costs and expenses (including, without limitation, attorney’s fees and expenses) incurred by the prevailing party in the arbitration be reimbursed by the other party.  The determination of the arbitrator or arbitrators, as the case may be, shall be entitled to be enforced in any court of competent jurisdiction.

14.   Severability.  Should any provision of this Agreement be held to be invalid, illegal or unenforceable in any jurisdiction by a court of competent jurisdiction, that holding shall be effective only to the extent of such invalidity, illegally or unenforceability without invalidating or rendering illegal or unenforceable the remaining provisions hereof, and any such invalidity, illegally or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  It is the intent of the parties that this Agreement be fully enforced to the fullest extent permitted by applicable law.

15.   Binding Effect; Assignment.  This Agreement and the rights and obligations hereunder may not be assigned by either party hereto, except with the prior written consent of the other parties hereto.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors (including, without limitation, with respect to the Company, successors by merger, share exchange, consolidation, recapitalization or other similar transaction) and permitted assigns and, in the case of the Executive, the estate and personal representatives of the Executive.  Except as expressly permitted by this Section 15, nothing herein is intended or shall be construed to confer upon or give to any Person, any rights, privileges or remedies under or by reason of this Agreement.

16.   Drafting History.  In resolving any dispute hereunder or construing any provision in the Agreement, there shall be no presumption made or inference drawn (a) because the attorneys for one of the parties drafted such provision of this Agreement, (b) because of the drafting history of this Agreement, or (c) because of the inclusion of a provision not contained in a prior draft or the deletion of a provision contained in a prior draft.  The parties acknowledge and agree that this Agreement was negotiated and drafted with each party being represented by counsel of its choice and with each party having an equal opportunity to participate in the drafting of the provisions hereof and that this Agreement shall not be interpreted or construed with any presumption against either party hereto.

17.   Definitions.  In addition to the other definitions provided for in this Agreement, the following terms shall have the meanings ascribed to them in this Section 17:

(a)   “Affiliate” of any Person means any stockholder or Person or entity controlling, controlled by under common control with such Person, or any director, officer or key employee of such Person.  For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

(b)   “Beneficiary” shall mean the Company and its Subsidiaries and Affiliates and the parent of any of them.

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(c)   “Competing Business” shall mean any business, enterprise or other Person that as one of its principal businesses or activities acts as a distributor or wholesaler of products that are in the same precise product category sold or distributed by the Company or any Subsidiary of the Company during the period of time that the Executive is employed by the Company; provided that wines shall be excluded from this definition.

(d)   “Inventions” shall mean inventions, discoveries, concepts and ideas, whether patentable or not, including, without limitation, processes, methods, formulae and techniques, and improvements thereof or know-how related thereto, concerning any present or prospective activities of the Company or any Subsidiary or Affiliate of the Company, with which the  Executive becomes or has become, directly or indirectly, involved as a result, in whole or in part of the  Executive’s employment by the Company, or any Subsidiary or Affiliate of the Company, or as a result of the  Executive’s familiarity with, or exposure to, any Confidential Information, and to the extent applicable, the foregoing shall constitute “work for hire” under all applicable copyright, trademark or similar statutes, regulations and decisional law.

(e)   “Person” shall mean, without limitation, any natural person, corporation, partnership, limited liability company, joint stock company, joint venture association, trust or other similar entity or firm.

(f)   “Subsidiary” shall mean any Person of which another Person owns more than fifty percent (50%) of the voting capital stock or other equity interests of such Person or which can appoint  a majority of the board of directors or other governing body of such Person or otherwise can direct the policies of such Person, whether by contract, or otherwise.

18.   Headings.  The section headings contained in this Agreement are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement.  Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate.  References to the singular shall include the plural and vice versa.

19.   Counterparts.  This Agreement may be executed in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same document.  This Agreement may be executed by facsimile signature which shall constitute a legal and valid signature for purposes hereof.  This Agreement shall become effective when one or more counterparts, taken together, shall have been executed and delivered by all of the parties.

[Signature Page to Follow]

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IN WITNESS WHEREOF, each of the Company and the Executive has executed this Agreement as of the date first above written.

MARANI BRANDS, INC.

/s/ Ara Zartarian
By:
Name:
Title:  Chief Executive Officer / President

/s/ Margrit Eyraud
MARGRIT EYRAUD

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EXHIBIT 10.9
TRANSITION AGREEMENT
AND MUTUAL GENERAL RELEASE

This Transition Agreement and Mutual General Release (“Agreement”) is entered into by and among. Marani Brands, Inc. (the “Company”), Ara Zartarian (“Ara” and Ani Kevorkian (“Ani”) (collectively, the “Company Parties”), on the one hand, and Margit Eyraud (“Margrit”), on the other hand The Company Parties and Margrit (collectively, the “Pat-ties”) agree as follows:

RECITALS

(A)
Whereas, on or about January 1, 2008, the Company and Margrit entered into an Employment Agreement (the “Employment Agreement”), pursuant to which Margrit served as Chief Executive Officer of the Company and its subsidiaries.

(B)	Whereas, disputes and controversies have arisen between the Parties,

(C)
Whereas, the Parties desire to resolve, compromise and settle these disputes, and all matters relating thereto, and they desire to make the settlement reflected by this Agreement for good and sufficient reasons and consideration, including, but not limited to, avoiding the uncertainties and costs of litigation,

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements described below, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

SECTION 1  Settlement Terms

(A) Payments to Margit by the Company. The Company shall pay to Margrit the sum, of Four lit dyed Five Thousand Dollars ($405,000) plus an amount equal to her accrued but unused vacation time. These amounts shall be paid in immediately available funds as follows:

1. On the date hereof, the Company shall pay to Margrit One Hundred Fifty Thousand Dollars ($150,000);

2. On January 30, 2009, the Company shall pay to Margrit Seventy-Five Thousand Dollars ($75,000);

3. On March 31, 2009, the Company shall pay to .Margrit Seventy-Five Thousand. Dollars ($75,000); and

4. On June 30, 2 09 the Company shall pay to Margrit One Hundred Five Thousand Dollars ($10,000), plus any amounts remaining, unpaid under this Agreement (e.g., accrue vacation, health insurance).

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Failure to make any payment on the date such payment is due shall constitute an event of default, entitling Margrit to accelerate all amounts due hereunder to such date.

(B) During the week of September 29, 2008, Margrit shall submit documentation for her un-reimbursed business expense. The Company shall reimburse Margrit for those expenses within two business days of her submission of the associated documentation.

(C) The Company shall maintain and pay for Margrit's health insurance and life insurance (at such coverage levels as were in place on September 15, 2008), until December 31, 2010.

(D) Pursuant to the Employment Agreement, the Company granted to Margrit options to purchase 5,000,000 shares of the Company's common stock at an exercise price equal to $0.25 per share (the "Option”). The Company hereby accelerates the vesting a the ownership Options to the date hereof, such that the Options are now exercisable, The Options shall have a. term of 10 years and, can be exercised at any time during such 10 year period, including :on a cash-less exercise basis.

(E) The Company Parties shall obtain the release of any guarantees Margrit has made in respect of any Company obligations. The Company Parties shall indemnify Margrit against any damages, costs, expenses, fees or losses occasioned by reason of any failure to obtain any such release.

(F) Margrit hereby purchases the Company computer and telecommunications in her possession for a purchase price equal to the book value of such equipment on the Company's financial statements. Except as aforesaid, during the week of September 29, 2008, the Company and Margrit shall each return to the other any of the other's property currently in their possession. The Company Parties shall allow Margrit unrestricted access to the Company's facilities during the week of September 29, 2008 to allow her to, clear out her office and retrieve her personal property.

(G) All indemnification agreements running in favor of Margrit shall be maintained and preserved at not less than their current level of protection for a period of six years from the date hereof. In addition, the Company agrees that it shall provide Margrit the same indemnification advance and other benefits as though it were stepping into the place of Marani Spirits Inc. (f/k/a Margrit Enterprises International, Inc.) ("MEI") in that certain Indemnification Agreement dated as of January 1, 2008 between MEI and Margrit.

(I)  Margrit is party to a Lock-up Agreement with respect to her shares of the Company's common stock, as are many of the Company's executive officers, and shareholders.  The Company Parties agree. that if the lock-up agreements of any other Party or affiliated entity are revised, waived or modified to allow such other parties greater ability to transfer its shares, Margrit’s Lock-up Agreement shall be automatically similarly revised.

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SECTION 2 Termination of Employment Agreement; Non-Disparagement, etc.

The Employment Agreement is deemed terminated effective as of the date hereof. Each Party agrees to refrain from making disparaging statements regarding each other Party.

SECTION  3  Release And Discharge

(A) Except for obligations under this Agreement, and except as otherwise provided for herein, each Party hereto (each a “Releasing Party”) and, as applicable, its respective predecessors, partners, joint venturers, successors-in-Interest, officers, employees, directors, parents, subsidiaries, Shareholders, members, managers, alter-egos, related and affiliated entities, representatives, agents, attorneys, insurers, accountants, heirs, executors, administrators, conservators and assigns, hereby fully, irrevocably and forever releases, acquits, waives and discharges the other Parties hereto and, as applicable, their respective . predecessors, partners, joint venturers, successors-in-interest, officers, employees, directors, parents, subsidiaries, Shareholders, members, Managers, alter-egos, related and affiliated entities, representatives, agents, attorneys, insurers, accountants, heirs, executors, administrators, conservators and assigns (each a “Released Party”) of and from any and all known and unknown past and present (including future charges, etc., based on past or present acts or omissions) charges, claims, complaints, actions; causes of action, liabilities, obligations, promise's, agreements, controversies, rights, damages, debts, losses of services, attorneys and other professionals, fees, expenses, costs and compensation of any nature whatsoever, whether based on a statute, regulation, tort, contract or other legal or equitable theory of recovery, and whether for compensatory, or punitive or statutory damages, which a Releasing Party now has or has had, or which may hereafter accrue or otherwise be acquired (except to the extent based on future actions, which are not released hereby), and which arise out of and/or are related in any way to the Employment Agreement or the operations of the Company, Whether now known or unknown, suspected or unsuspected.

(B) Each Party hereby represents and warrants that it has not filed, and will not file at any time in the future, any statutory, civil or administrative claim, complaint or charge of any kind whatsoever with any state or federal court, administrative agency or tribunal of any kind whatsoever concerning any subject matter connected with or pertaining or relating to the claims released by it m this Agreement. The Parties agree that. this Agreement and the consideration exchanged in this Agreement are contingent upon this promise by each Party not to file any such claim, complaint or charge of any kind whatsoever.

(C) The Parties hereto understand the effect of and hereby expressly and knowingly waive the provisions of section 1542 of the California Civil Code, which provides as follows:

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A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IT KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

(D) In addition to specifically WAIVING any rights it may have under section 1542 of the California Civil Code, each Party specifically WAIVES the provision.  of all comparable, equivalent or similar statutes and principles of common. .law of California or of any other jurisdiction or federal law with respect to the claims released under this Agreement and acknowledges and agrees that these waivers are essential and material terms of this Agreement, without which the consideration given by the Parties would not have been given.

(E) The Parties, intend that. the releases in this Agreement shall be construed as broadly as possible.

SECTION 4  Representations and Warranties

(A) Authority to Execute This Agreement. The Parties represent and warrant that each (1) has the authority to execute this Agreement, (2) has duly executed this Agreement, and (3) that this Agreement constitutes such Party's legal and binding obligation, enforceable against such Party in accordance, with its terms.

(B) No Prior Transfer of Released items. The Parties represent and warrant that they have not heretofore sold, assigned, transferred, conveyed or otherwise disposed of, including by way of subrogation, any 'of the charges, claims, complaints, actions, causes of action, liabilities, obligations, promises, benefits, agreements, controversies, rights, damages, debts, costs, losses of services, attorneys' fees, expenses, costs and compensation of any nature whatsoever released in or payable under this Agreement.

(C) Representation by Counsel. The Parties represent awl warrant that in entering into this Agreement, each of them has relied upon the legal advice of its attorneys, that the terms of this Agreement have been read completely and explained to them by their respective attorneys and that the terms of this Agreement are fully understood and voluntarily accepted by them.

SECTION 5  Indemnification

Each Party agrees to indemnify the other Parties against any damages, costs, expenses, fees or losses occasioned by reason of any breach of any representation or warranty set forth in Section 4 above.

SECTION 6 Governing Law and Jurisdiction

This Agreement shall be governed by the laws of California without regard to the principals of choice of law or conflict of law of that state or of any other jurisdiction. Any dispute or claim under this Agreement (including, without limitation, any action to enforce this Agreement) shall be exclusively determined by binding arbitration conducted in accordance with the rules and procedures of the American Arbitration Association (the "AAA"). The arbitration shall take place in Los Angeles, California, and shall be before a single arbitrator mutually acceptable to the Company and Margrit, or if the Company and Margrit are unable to agree upon one arbitrator, the Company and Margrit shall each appoint one arbitrator and the two arbitrators shall each appoint a third arbitrator. The determination of the arbitrator(s) (which shall be in writing) shall be conclusive and binding on the parties and not subject to judicial review. If there are three arbitrators, the determination of a majority of the arbitrators shall be controlling. The prevailing party in any proceedings brought in connection with-this Agreement shall be entitled to recover its reasonable attorneys' fees and costs incurred in such proceedings.. The determination of the arbitrator(s) shall be entitled to be enforced in any court of competent jurisdiction,

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SECTION 7  Confidentiality

The Parties agree to keep. the negotiations leading up to this Agreement completely confidential and not to disclose any of them to any third party, except as required or compelled by law or legal process, or with the prior written consent of all Parties, except that the Parties may disclose this Agreement to the Company's shareholders, the Parties' respective legal counsel and financial and tax advisors and government regulators, and may disclose this Agreement as necessary or convenient in connection with any action to enforce this Agreement.

SECTION 8  Entire Agreement

This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and –understandings whether oral or written: No representation, promise or inducement has been made, by any Party that is not embodied in this Agreement, and no Party shall be bound by or be liable for any alleged representation, promise or inducement not so set forth.

SECTION 9  No Modification

This Agreement can be amended, modified or terminated only by a writing executed by each of the Parties; and no future representations, promise, or condition in connection with the subject matter of this Agreement shall be binding upon .any Party to, this Agreement, unless made in writing and signed by each Party.

SECTION 10  No Prejudice to Drafter

Each Party has had a full and ample opportunity to review this Agreement and to make suggestions or changes to it Accordingly, the Parties understand and agree that this Agreement is deemed to have been drafted jointly, by the Parties and the Parties agree that the common-law principles of construing ambiguities against the drafter shall have no application hereto. This Agreement should be construed fairly and not in favor or against one Party asthe drafter hereof.

SECTION 11 Severability

If any term, provision or covenant in this Agreement is held to be invalid, void or unenforceable, (1) the remainder of the terms, provisions and covenants in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, . and (ii) to the fullest extent possible, the provisions of this Agreement, including, without limitation, all portions of any paragraph of this Agreement containing any such provision held to be invalid, Void or unenforceable that are not themselves invalid, void or unenforceable, shall be construed so as to give effect to the intent manifested by the provision held invalid, void or unenforceable.

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SECTION 12 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original for the purpose of effectuating the Agreement, but all of which together shall constitute one and the same instrument.  Any faxed' counterpart of this Agreement shall be deemed to be an original.

SECTION 13 Effective Date

This Agreement shall be effective as of the date it is fully executed by the Parties.

SECTION 14 Notices

Any notices with reference to this Agreement shall be. in writing and delivered .to the Parties at the addresses given below or to such other address as the Parties: may provide to one another in. writing via letter or fax (email shall not be sufficient for these purposes).

If to the Company:

If to Margrit Eyraud:	c/o Robert E. Gipson
Gipson Hoffman & Pancione, APC
1901 Avenue of the Stars, Suite 1100
Los Angeles, California, 90067
Telecopier: (310) 556.8945

If to Ara or Ani:	c/o Martin C. Washton
Towle, Denison, Smith & Tavera, LLP
10866 Wilshire Boulevard, Suite 600
Los Angeles, California. 90024
Telecopier (310) 446.5447

Notice shall be effective as of the date of confirmed receipt of such notice unless such date is a Saturday, a Sunday or a holiday in which case it shall be deemed effective as of the first subsequent business day.

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IN WITNESS WHEREOF, the company Parties and Margrit have executed and entered inti this Agreement by their signatures hereto.

Dated: October 2, 2008	MARANI BRANDS, INC.
By: s/s Ara Zartarian
Name: Ara Zartarian
Title: Chief Executive Officer

Dated: October 2, 2008	ARA ZARTARIAN
s/s Ara Zartarian

Dated: October 2, 2008	ANI KEVORKIAN
s/s Ani Kevorkian

Dated: October 1, 2008	Margrit Eyraud
s/s Margrit Eyraud

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EXHIBIT 10.10

PROMISSORY NOTE

US $50,000.00	March 1, 2009

For value received MARANI BRANDS, INC., a Nevada corporation (the "Company"), hereby promises to pay to the order of LOUIS R. LOPEZ, a resident of the State of California and his successors and/or assigns (the "Holder"), the principal sum of FIFTY THOUSAND U.S. DOLLARS ($50,000.00), and to pay interest on the outstanding principal amount of this Note, all as provided for in this Note.

1. Payment of Principal. The outstanding principal amount of this Note shall be payable upon the date that the Company completes an equity financing of greater than $1,000,000 (the "Maturity Date").

2.Interest. Interest shall accrue on the outstanding principal amount of this Note at a rate of eight percent (8%) per annum (calculated on the basis of a year comprised of 12 months of 30 days), and shall be payable on the Maturity Date.

3. Events of Default. Upon the occurrence of any of the following events (each an "Event of Default"), the outstanding principal of this Note together with all accrued and unpaid interest shall become automatically due and payable:

(a) the Company fails to pay the principal amount of this Note or interest on such principal amount when any such amount is due and payable hereunder; or

(b) the Company shall default or breach in its observance or performance of any covenant contained in this Note or, on its part to be observed or performed by the Company; or

(c) the Company admits its inability to, or fails generally or is generally unable to, pay its debts as such debts become due, or files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes a general assignment for the benefit of creditors, or applies for or consents to the appointment of any custodian, receiver, trustee (or other similar official) for the Company any of its properties or assets, or takes any action to authorize any of the actions or events set forth above in this paragraph (c); or

(d) an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days after the commencement thereof) under any bankruptcy, reorganization, insolvency or moratorium law or any other similar law now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of the Company or any of its properties or assets and such petition is not dismissed within forty-five (45) days.

(e) In order to induce the Holder to make the Loan to the Company evidenced by this Note, the Company hereby represents and warrants to the Holder as follows, that (i) the Company has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Note, to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and (ii) the execution and delivery and performance of this Note by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company by all necessary corporate action.

4. Amendment; Waiver. Any amendment, modification or waiver of any term or provision of this Note shall only be effective if such amendment, modification or waiver is evidenced by an instrument in writing duly executed by each of the Company and the Holder. No waiver by a party of any provision of this Note shall be deemed to be a waiver of any preceding or subsequent breach of the same or similar nature or of any other provision of this Note. No waiver of this Note granted by the Holder shall constitute a continuing waiver. Any waiver shall be limited to the specific instance and purpose for which it is given.  Any course of dealing between the Company and the Holder shall not be considered an amendment or modification of this Note or a waiver of any term or provision thereof.

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5. Governing Law; Jurisdiction. This Note shall be governed by and construed and enforced in accordance with the laws of the State of California, without regard or reference to any of its choice of laws or conflicts of laws principles which would result in the application of the substantive laws of another jurisdiction. Any legal action, suit or proceeding with respect to this Note shall be brought exclusively in the courts of the State of California located in Los Angeles County or the federal district courts of the United States of America for the Central District of California, and, by the execution and delivery of this Agreement, the Company hereby submits for itself and in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts, and does hereby knowingly and irrevocably waive any objection that the Company may have to the jurisdiction of said courts or, any objection to venue of said courts or any objection based on the grounds of forum non conveniens, which the Company now has or may hereafter have to the bringing of any such action, suit or proceeding in said courts.

6. WAIVER OF JURY TRIAL. THE COMPANY HEREBY KNOWINGLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT THE HOLDER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7. Construction. In resolving any dispute or controversy arising out of or relating to this Note or in connection with construing any term or provision in this Note, there shall be no presumption made or inference drawn because of the inclusion of a provision not contained in a prior draft or the deletion of a provision contained in a prior draft.

8. Assignment. The rights and obligations of the Company and the Holder will be binding upon and inure to the benefit of their respective successors, assigns, heirs, and administrators.

9. Severability. If one or more provisions of this Note is held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded or amended, so that this Note shall be enforceable in accordance with its terms. It is the intent of the Company and the Holder that this Note be enforced, in accordance with its terms, to the fullest extent permitted by applicable law.

10. Headings. The section headings contained in this Note are inserted herein for the purpose of convenience and reference only and they are not to be given any substantive effect, nor shall they be used or have any effect upon the construction or interpretation of any term or provision hereof.

IN WITNESS WHEREOF, this Note has been executed by a duly authorized officer of the Company as of the date of this Note.

MARANI BRANDS, INC.

By_s/s Ara Zartarian
Chief Executive Officer

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EXHIBIT 10.11
PROMISSORY NOTE

US $50,000.00	June 1, 2009

For value received MARANI BRANDS, INC., a Nevada corporation (the "Company"), hereby promises to pay to the order of SJ GRIGOLLA, a resident of the State of California and his successors and/or assigns (the "Holder"), the principal sum of FIFTY THOUSAND U.S. DOLLARS ($50,000.00), and to pay interest on the outstanding principal amount of this Note, all as provided for in this Note.

1.Payment of Principal. The outstanding principal amount of this Note shall be payable upon the date that the Company completes an equity financing of greater than $1,000,000 (the "Maturity Date").

2.Interest. Interest shall accrue on the outstanding principal amount of this Note at a rate of eight percent (8%) per annum (calculated on the basis of a year comprised of 12 months of 30 days), and shall be payable on the Maturity Date.

3. Events of Default. Upon the occurrence of any of the following events (each an "Event of Default"), the outstanding principal of this Note together with all accrued and unpaid interest shall become automatically due and payable:

(a) the Company fails to pay the principal amount of this Note or interest on such principal amount when any such amount is due and payable hereunder; or

(b) the Company shall default or breach in its observance or performance of any covenant contained in this Note or, on its part to be observed or performed by the Company; or

(c) the Company admits its inability to, or fails generally or is generally unable to, pay its debts as such debts become due, or files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes a general assignment for the benefit of creditors, or applies for or consents to the appointment of any custodian, receiver, trustee (or other similar official) for the Company any of its properties or assets, or takes any action to authorize any of the actions or events set forth above in this paragraph (c); or

(d) an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days after the commencement thereof) under any bankruptcy, reorganization, insolvency or moratorium law or any other similar law now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of the Company or any of its properties or assets and such petition is not dismissed within forty-five (45) days.

(e) In order to induce the Holder to make the Loan to the Company evidenced by this Note, the Company hereby represents and warrants to the Holder as follows, that (i) the Company has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Note, to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and (ii) the execution and delivery and performance of this Note by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company by all necessary corporate action.

4. Amendment; Waiver. Any amendment, modification or waiver of any term or provision of this Note shall only be effective if such amendment, modification or waiver is evidenced by an instrument in writing duly executed by each of the Company and the Holder. No waiver by a party of any provision of this Note shall be deemed to be a waiver of any preceding or subsequent breach of the same or similar nature or of any other provision of this Note. No waiver of this Note granted by the Holder shall constitute a continuing waiver. Any waiver shall be limited to the specific instance and purpose for which it is given.  Any course of dealing between the Company and the Holder shall not be considered an amendment or modification of this Note or a waiver of any term or provision thereof.

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5. Governing Law; Jurisdiction. This Note shall be governed by and construed and enforced in accordance with the laws of the State of California, without regard or reference to any of its choice of laws or conflicts of laws principles which would result in the application of the substantive laws of another jurisdiction. Any legal action, suit or proceeding with respect to this Note shall be brought exclusively in the courts of the State of California located in Los Angeles County or the federal district courts of the United States of America for the Central District of California, and, by the execution and delivery of this Agreement, the Company hereby submits for itself and in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts, and does hereby knowingly and irrevocably waive any objection that the Company may have to the jurisdiction of said courts or, any objection to venue of said courts or any objection based on the grounds of forum non conveniens, which the Company now has or may hereafter have to the bringing of any such action, suit or proceeding in said courts.

6. WAIVER OF JURY TRIAL. THE COMPANY HEREBY KNOWINGLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT THE HOLDER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7. Construction. In resolving any dispute or controversy arising out of or relating to this Note or in connection with construing any term or provision in this Note, there shall be no presumption made or inference drawn because of the inclusion of a provision not contained in a prior draft or the deletion of a provision contained in a prior draft.

8. Assignment. The rights and obligations of the Company and the Holder will be binding upon and inure to the benefit of their respective successors, assigns, heirs, and administrators.

9. Severability. If one or more provisions of this Note is held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded or amended, so that this Note shall be enforceable in accordance with its terms. It is the intent of the Company and the Holder that this Note be enforced, in accordance with its terms, to the fullest extent permitted by applicable law.

10. Headings. The section headings contained in this Note are inserted herein for the purpose of convenience and reference only and they are not to be given any substantive effect, nor shall they be used or have any effect upon the construction or interpretation of any term or provision hereof.

IN WITNESS WHEREOF, this Note has been executed by a duly authorized officer of the Company as of the date of this Note.

MARANI BRANDS, INC.

By_s/s Ara Zartarian
Chief Executive Officer

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EXHIBIT 10.12 (1)

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2

EXHIBIT 10.12 (2)

PROMISSORY NOTE

For value received, the undersigned, Margrit Enterprises International, Inc., 13152 Raymer, North Hollywood, CA 91605, as Maker, promises to pay to the order of Steve Minafra, 644 South Orchard Drive, Burbank, CA 91506, or any subsequent holder of this Note, the sum of Thirty Thousand Dollars ($30,000) upon demand. This promissory note shall bear interest at a rate of three and one-half percent (3.5%) for each thirty (30) day period the loan remains outstanding.

MARGRIT ENTERPRISES INTERNATIONAL, INC.:

s/s Margrit Eyraud	Date7/26/05
Margrit Eyraud

s/s Allen Weiser	Date 7/26/05
Allen Weiser

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PROMISSORY NOTE

For value received, the undersigned, Margrit Enterprises International, Inc., 13152 Raymer, North Hollywood, CA 91605, as Maker, promises to pay to the order of Steve Minafra, 644 South Orchard Drive, Burbank, CA 91506, or any subsequent holder of this Note, the sum of Thirty Four Thousand Dollars ($34,000) upon demand. This promissory note shall bear interest at a rate of three and one-half percent (3.5%) for each thirty (30) day period the loan remains outstanding.

MARGRIT ENTERPRISES INTERNATIONAL, INC.:

s/s Margrit Eyraud	Date 8/01/05
Margrit Eyraud

s/s Steve Minafra	Date 8/01/05
Steve Minafra

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PROMISSORY NOTE

For value received, the undersigned, Margrit Enterprises International, Inc., 13152 Raymer, North Hollywood, CA 91605, as Maker, promises to pay to the order of Steve Minafra, 644 South Orchard Drive, Burbank, CA 91506, or any subsequent holder of this Note, the sum of Twenty Five Thousand Dollars ($25,000) upon demand. This promissory note shall bear interest at a rate of three and one-half percent (3.5%) for each thirty (30) day period the loan remains outstanding.

MARGRIT ENTERPRISES INTERNATIONAL, INC.:

s/s Margrit Eyraud	Date 8/26/05
Margrit Eyraud

s/s Steve Minafra	Date 8/26/05
Steve Minafra

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EXHIBIT 10.13

EXHIBIT 10.14

Continental Advisors SA
38, Rue de la Faiencerie
L-1510 Luxembourg.

Continental Advisors SA (Hereafter "CA") is pleased to serve as a consultant for Mar-mil Spirits, Inc, and its affiliates (Hereafter The Company"), The Company has advised us that it would like to secure a US $10,000,000 financing in a private placement through a combination of the Company's issuance of a Convertible Debenture and Common Stock of the Company ("The Securities”), in accordance with the terms and conditions set forth below. This agreement will be in effect as of 12 October 2007 for one hundred eighty (180) days or completion of the US $10,000,000 financing round, whichever comes first.

1.
The Company hereby appoints CA as a consultant in connection with the issuance of the Securities, and authorizes CA to assist the Company in arranging a private placement of the Securities ("The Offering") to non-US institutional investors.  CA hereby agrees to reasonable efforts to introduce the Company to persons or entities who may be interested in purchasing the Securities to be made directly by the Company to purchasers pursuant to agreements entered into by the purchasers and the company (“The Securities Purchase Agreement”).

2.	As compensation for CA's services hereunder, the Company shall promptly pay to CA fees and expenses as follows:

a)
Sign-On. Fees; $15.000 sign-on fee, payable immediately after sign-on. This fee will cover CA's assistance with preparing the presentation materials and travel expenses for the roadshow, normally up to 5 working days, The Company agrees to pay its own roadshow expenses including airfare, hotels and meals during travel and luncheons.

b)
Consultancy Fee: 12% of the aggregate gross proceed of the Securities purchased by investors introduced to the Company through CA's efforts plus 3% in  non-accountable expenses, payable in cash. Closing shall occur when wire transfer funds are in the escrow account. The Company agrees not to contact any of CA's clients directly unless authorized to do so by CA, and to have all subscription documents be sent in duplicate to CA's office.

c)
Warrant Coverage: 15% of the aggregate number of Securities purchased by investors introduced to the Company through CA's efforts, payable in Warrants exercisable into the Company's Common Stock.  Expiration date shall not be less than three (3) years, and the Warrant exercise price shall be the same price of the Company's Common Stock issued, or at the same rate of conversion if Convertible debt is issued at the time of the Offering.

d)
Consultancy Fee for Warrant Exercise: 15% of the aggregate gross proceeds of Warrants issued as part of the Offering which are exercised into the Company's Common Stock prior to expiration, payable in cash, and in Warrant Coverage as above in part 2-c.

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e)
Any future funds raised during six months after the expiration date of this Agreement from investors introduced to the Company by CA are subject to the same conditions as above in parts 2-b, 2-e, and 2-d.

3.	The Company and CA agree that:

a)
The Company will furnish CA with such information including such financial statements with respect to the business, operations, assets and liabilities of the company. The Company will provide CA with access to the Company's officers, directors, accountants, counsel, business partners, and agents for any reasonable request in order to permit it to assist the Company in preparing materials to provide prospective investors in the Private Placement and for use in connection with the Offering. CA may rely upon the accuracy and completeness of such information without independent verification. The Company will be solely responsible for any and all written communication describing the Company, its business, or the Offering.  The Company represents and warrants that such other communication will not, as the date of the offer or sale of the Securities, contain any untrue statement of a material act or omit to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

b)
The Company will allow CA access to information regarding the receipt of funds in escrow account designated by the Company and CA. and undertakes to make prompt delivery of share certificates to investors in a period not to exceed 15 days from the final closing.

4.
In connection with the services or matters that are the subject of this Agreement an Indemnified Person (as defined below) becomes involved in any capacity in any actual lawsuit. claim or other proceeding, the Company shall immediately reimburse such Indemnified Person for all reasonable out-of-pocket legal or other expanses reasonably incurred by such Indemnified Person in connection with investigating, preparing to defend or defending such lawsuit, claims or proceedings. The Company also agrees to indemnify each Indemnified Person from and hold them harmless against any and all losses, claims, damages, liabilities or expenses to which they may become subject (i) arising out of or based upon any untrue statement of a material fact contained in any materials provided to any actual or prospective purchaser of the Securities or arising out of or based upon the omission or alleged omissions stated therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) arising in any manner out of or in connection with this Agreement of the services or matters which are the subject of this Agreement, including, without limitation, the offer sale safe of the Securities; provided, however, that the Company shall not be liable under clause (ii) of this paragraph in respect of any loss, claim, damage liability or expenses incurred by an identified Person to the extent that it is finally judicially determined that such loss, claim damage or liability resulted directly from the gross negligence or willful misconduct of that party in the performance of its services hereunder.

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If any action or proceeding (including any, governmental investigation) shall be brought or asserted against any Indemnified Person in respect of which indemnity may he sought from the Company hereunder, such Indemnified Person shall promptly notify the Company in writing and the company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of all expense, Such Indemnified Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof. but the fees and expenses of such counsel shall be that of such Indemnified Person unless (a) the Company has agreed to pry such fees and expenses or (b) the Company shall have failed to assume the defense of such action or proceedings and employ counsel reasonably satisfactory to such Indemnified Person in any such proceeding or (c) the named parties in any such action or proceedings (including any impleaded parties) include both such Indemnified Person and the Company and such Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Person (in which case, if such Indemnified Person notifies the Company, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Person), it being understood. however, that the Company then shall have the right in employ separate counsel at its own expense and to participate in the defense thereof and shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable expenses of more than one separate firm of attorneys at any time for any indemnified persons, which firm shall be designated in writing by CA.

The Company agrees that all the Indemnification and reimbursement commitments set forth in this paragraph 4: (A) shall apply whether or not any Indemnified Person is a party to any such actual lawsuit, claim or other proceeding and that the Indemnified Person shall be entitled to retain one separate counsel of its choice in connection with any of the matters to which such commitments relate and (B) are in addition to any liability that the Company may otherwise have to CA. The Company will not, without prior written consent of CA, which consent shall not be unreasonably withheld, settles or compromise or consent to entry of any judgment in any pending claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not CA or any person who controls CA within the meaning of Section 20 of the US Securities Exchange Act of 1934 is a party to such claim, action suit or proceeding), unless such settlement, compromise or consent includes an unconditional release, of CA and each such controlling person from all liability arising out of such claim, action suit or proceeding.

5.
CA will not have any obligation in connection with the Private Placement of the Securities contemplated by this Agreement except as expressly provided in the Agreement.  In no event shall CA be obligated to underwrite or otherwise purchase Securities for its own account.

6.
The appointment and authorization of CA under paragraph 1 of this Agreement shall terminate 90 days from time of this Agreement or at such other time as may be mutually agreed upon by the Company and CA (“The Termination Date”) provided that the Company shall remain responsible for the reimbursement indemnification and contribution obligations of the Company under paragraph 4 of this Agreement.  If during a period of six months following the Termination Date, the Company obtains any financing from purchasers which were contacted by CA in its capacity as placement agent hereunder (as evidenced by a list certified as accurate by officers of CA of such purchasers delivered by CA to the Company within 30 days after the Termination Date) then the Company shall pay CA upon the completion of such sale fee equal to the fee which would have been payable to CA pursuant to paragraph 2 if the sale had occurred during the period ("The Term") commencing with the date of this Agreement and ending with the Termination Date.

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7.
The Company represents and warrants that this Agreement been duty authorized and constitutes a legal, valid and binding obligation or the Company under applicable law enforceable against the Company in accordance with its terms and that this Agreement does not, and the offering and sale of the Securities will not, conflict with, violate or constitute an indebtedness or other material agreement building upon or affecting the Company or its properties.

8.	The invalidity or unenforceability of any provision of this Agreement shall not effect other provisions of this agreement, which shall remain in full force and effect.

9.	The Company or its agents shall not contact CA’s clients directly or indirectly, unless authorized to do so by CA

10.
This Agreement may not be amended or modified except in writing signed by each of the parties herein and shall be governed by and construed in accordance with the laws of The Grand duchy of Luxembourg without giving effect to conflict of laws principals thereof.

If the foregoing correctly sets forth the understanding and agreement between CA and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement between us as of the first date written above.

12 October 2007

Continental Advisors SA	Margrit Enterprises International, Inc.
d/b/a Marani Spirits, Inc.

By /s/ Riccardo Moraldi	By /s/ Margrit Eyraud
Riccardo Moraldi, Director	Margrit Eyraud, CEO

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EXHIBIT 10.15

PROMISSORY NOTE
US $200,000.00July 28, 2009

For value received MARANI BRANDS, INC., a Nevada corporation (the "Company"), hereby promises to pay to the order of MARTIN ERIC WEISBERG, a resident of the State of New York and his successors and/or assigns (the "Holder"), the principal sum of TWO HUNDRED THOUSAND U.S. DOLLARS ($200,000.00), and to pay interest on the outstanding principal amount of this Note, all as provided for in this Note.

1.Payment of Principal. The outstanding principal amount of this Note shall be payable in three (3) monthly installments of $5,000 each, which shall be due and payable on the 30 day of August, September and October 2009, and a final payment of $185,000, which shall be due and payable on the 30 day of November 2009 (the "Maturity Date").

2.Payment of Interest. Interest shall accrue on the outstanding principal amount of this Note at a rate of ten percent (10%) per annum (calculated on the basis of a year comprised of 12 months of 30 days), and shall be payable on the 30 day of each month, commencing with August 30, 2009, and on the Maturity Date. Interest shall accrue and be payable on demand on any amount of principal and, to the extent permitted by applicable law, interest and any other amounts payable by the Company hereunder until paid in full, at a rate of interest equal to fourteen percent (14%) per annum (calculated as aforesaid).

3.Prepayment. (a) The outstanding principal amount of this Note shall be prepayable at any time, in whole or in part (in multiples of $10,000), without any penalty or premium, at the option of the Company, upon not less than five (5) business days prior written notice to the Holder.

(b) The entire outstanding principal amount of this Note shall be mandatorily prepayable by the Company, concurrently with the closing of any financing by the Company which provides gross proceeds to the Company in excess of $1,000,000.

(c) All prepayments of the principal amount of this Note shall be accompanied by the concurrent payment of accrued interest on the amount of principal being prepaid.

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4.Payments Generally. All amounts payable by the Company shall be paid in legal tender of the United States of America and in immediately available funds by wire transfer to a bank account specified by the Holder. Notwithstanding anything to the contrary set forth herein, in no event may any amount paid by the Company exceed the maximum amount of interest under applicable law.

5.Covenants and Conditions Precedent. For as long as any amounts are payable to the Holder under this Note remain outstanding and are not paid in full, the Company agrees and covenants that it shall cause (some of which, where indicated, shall also be a condition precedent to the making of the loan (the "Loan") which is evidenced in this Note):

(a) all existing indebtedness for borrowed money to be subordinated to the Secured Obligations (as defined in the Security Agreement) in a manner satisfactory to the Holder;

(b) Mr. Ara Zartarian to resign as President and Chief Executive Officer of the Company and Ms. Margrit Eyraud to be appointed and serve as the President and CEO of the Company (this shall be a condition precedent to the Loan);

(c) Ms. Margrit Eyraud to be elected and shall serve as a member of the Board of Directors of the Company and shall be elected Chairman of the Board of Directors (this shall be a condition precedent to the Loan);

(d) Mr. Ara Zartarian and Ms. Ani Kevorkian to grant a non-revocable proxy to vote or grant consents with respect to all shares of the Company's common stock now or hereafter owed by them to Ms. Margrit Eyraud (this shall be a condition precedent to the Loan);

(e) the Company and its subsidiaries not to issue any equity securities or any securities convertible into or exchangeable for any equity securities of the Company or any of its subsidiaries or incur any indebtedness for borrowed money (howsoever evidenced), unless the proceeds therefrom are used to prepay this Note, without the prior written consent of the Holder, which consent shall not be unreasonably withheld, except for equity securities issued to directors and officers, for which no consent be needed;

(f) the Company and its subsidiaries not to engage in any merger, acquisition of another entity, recapitalization or other similar transaction outside the normal course of business without the prior written consent of the Holder, which consent shall not be unreasonably withheld;

(g) the Company and its subsidiaries not to lease, transfer or dispose of any material assets, other than inventory in the ordinary course of business consistent with past practices, without the prior written consent of the Holder, which consent shall not be unreasonably withheld;

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(h) the Company not to pay any cash dividends or make any other similar distributions to any of its stockholders;

(i) the Holder to have the right to have a designee attend all meetings of the Company's Board of Directors and any committees thereof;

(j) the Holder to receive on a timely basis all internally generated monthly financial statements and budgets as and when prepared by the Company;

(k) the Company and its subsidiaries not to change the nature of the Company's business or engage in any line of business which is different than their current business;

(1) the Company to within thirty (30) days of the date of this Note effectuate a 7 to 1 reverse stock split of its common stock; and

(m) all amounts of severance and accrued and unpaid compensation, now or hereafter existing to any of its officers to be fully subordinated to the repayment of all amounts due to the Holder under this Note; and

(n) the Company to only pay an amount of monthly compensation to its officers that has been approved by the Holder as of the date of this Note, which is set at $6,500 per month.

6. Events of Default. Upon the occurrence of any of the following events (each an "Event of Default"), the outstanding principal of this Note together with all accrued and unpaid interest shall become automatically due and payable, without notice, demand or protest of any kind or nature, all of which are hereby knowingly and irrevocably waived by the Company:

(a) the Company fails to pay any installment of the principal amount of this Note or any payment of interest when any such amount is due and payable hereunder; or

(b) the Company shall default or breach in its observance or performance of any covenant contained in this Note or the Security Agreement (as hereinafter defined), on its part to be observed or performed by the Company; or

(c) one of the Pledgors (as hereinafter defined) shall default or breach in the observance of any covenant contained in a Pledge Agreement (as hereinafter defined) to be observed or performed by such Pledgor; or

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(d) the Company admits its inability to, or fails generally or is generally unable to, pay its debts as such debts become due, or files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes a general assignment for the benefit of creditors, or applies for or consents to the appointment of any custodian, receiver, trustee (or other similar official) for the Company any of its properties or assets, or takes any action to authorize any of the actions or events set forth above in this paragraph (d); or

(e) an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within forty-five (45) days after the commencement thereof) under any bankruptcy, reorganization, insolvency or moratorium law or any other similar law now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of the Company or any of its properties or assets and such petition is not dismissed within forty-five (45) days; or

(f)any representation or warranty made by the Company in this Note, the Security Agreement or in any document or instrument given to the Holder in connection with the loan transaction to which this Note relates, shall prove to have been false or misleading in any material respect.

7. Waiver of Demand. The Company hereby knowingly and irrevocably waives demand, notice, presentment, protest and notice of dishonor and/or protest in connection with this Note, whether now or hereafter required under applicable law, upon, and with respect to, the acceleration of this Note following the occurrence of an Event of Default.

8. In order to induce the Holder to make the Loan to the Company evidenced by this Note, the Company hereby represents and warrants to the Holder as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full power and authority to own, lease and operate its assets and properties and to carry on its business as now being and as heretofore conducted. The Company is duly qualified to transact business as a foreign corporation in each jurisdiction in which such qualification is required by law and is in good standing in each such jurisdiction.

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(b) The Company has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Agreement and the Security Agreement, to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery and performance of this Agreement and the Security Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company by all necessary corporate action.

(c) No other action by the Company or consent from or notice to, or filing with any person or entity (other than filings that may be required under applicable securities law) is necessary or required in order for the Company to execute, deliver or perform this Agreement and the Security Agreement or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Security Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding and valid obligation of the Company, enforceable against the Company in accordance with its terms.

(d) The execution, delivery and performance of this Agreement and the

Security Agreement by the Company and the consummation of the other transactions contemplated hereby and thereby by the Company will not conflict with, violate or result in the breach or termination or acceleration of the remedies of (i) any provision of the Certificate of Incorporation or By-Laws of the Company; (ii) any contract or agreement to which the Company is a party or by which the Company or any of its assets or properties are bound; or (iii) any permit, law or order or any judgment or decree applicable to the Company or any of its assets or properties.

9. Amendment; Waiver. Any amendment, modification or waiver of any term or provision of this Note shall only be effective if such amendment, modification or waiver is evidenced by an instrument in writing duly executed by each of the Company and the Holder. No waiver by a party of any provision of this Note shall be deemed to be a waiver of any preceding or subsequent breach of the same or similar nature or of any other provision of this Note. No waiver of this Note granted by the Holder shall constitute a continuing waiver. Any waiver shall be limited to the specific instance and purpose for which it is given. Any course of dealing between the Company and the Holder shall not be considered an amendment or modification of this Note or a waiver of any term or provision thereof.

5

10.Governing Law. This Note shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard or reference to any of its choice of laws or conflicts of laws principles which would result in the application of the substantive laws of another jurisdiction.

11. Submission to Jurisdiction. Any legal action, suit or proceeding with respect to this Note shall be brought exclusively in the courts of the State of New York or the federal district courts of the United States of America for the Southern District of New York, and, by the execution and delivery of this Agreement, the Company hereby submits for itself and in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts, and does hereby knowingly and irrevocably waive any objection that the Company may have to the jurisdiction of said courts or, any objection to venue of said courts or any objection based on the grounds of forum non conveniens, which the Company now has or may hereafter have to the bringing of any such action, suit or proceeding in said courts.

12.WAIVER OF JURY TRIAL. THE COMPANY HEREBY KNOWINGLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT THE HOLDER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

13.Costs of Enforcement. The Company shall pay to the Holder, on demand, all costs and expenses (including, without limitation, attorneys' fees and expenses) incurred by the Holder in connection with any action, suit or other proceeding to enforce any right or remedy of the Holder hereunder or under the Security Agreement or any of the Pledge Agreements. All rights and remedies of the Holder shall be cumulative and may be exercised singly or concurrently.

14.Security. This Note is secured by a Security Agreement dated as of the date hereof, by and between the Company and the Holder (the "Security Agreement"), and by separate Pledge Agreements each dated as of the date hereof (each a "Pledge Agreement"), by each of Margrit Eyraud, Ara Zartarian and Ani Kevorkian, on the one hand, and the Holder, on the other hand. The Holder of this Note is entitled to all of the benefits of, and the rights and remedies under, the Security Agreement and each of the Pledge Agreements

6

15.Drafting History. In resolving any dispute or controversy arising out of or relating to this Note or in connection with construing any term or provision in this Note, there shall be no presumption made or inference drawn because of the inclusion of a provision not contained in a prior draft or the deletion of a provision contained in a prior draft. The Company and the Holder acknowledge and agree that this Note was negotiated and drafted with each party being represented by competent legal counsel of its choice and with each party having an opportunity to participate in the drafting of the provisions hereof and shall therefore be interpreted and construed as if drafted jointly by the parties and not with any presumption against either of the parties.

16.Assignment. The rights and obligations of the Company and the Holder will be binding upon and inure to the benefit of their respective successors, assigns, heirs, and administrators; provided, however, that the obligations of the Company under this Note may not be assigned or transferred by the Company without the prior written consent of the Holder.

17.Severability. If one or more provisions of this Note is held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded or amended, so that this Note shall be enforceable in accordance with its terms. It is the intent of the Company and the Holder that this Note be enforced, in accordance with its terms, to the fullest extent permitted by applicable law.

18.Conflict. The Company acknowledges and agrees that the Holder provides legal services to the Company and that the Holder has informed the Company that the Holder is not providing any legal or other services to the Company in connection with this Note or the transaction contemplated hereby. The Company knowingly and irrevocably waives any claim to assist any defense against the enforcement of this Note or any of the Secured Obligations that the Holder has provided legal services to the Company.

19.Headings. The section headings contained in this Note are inserted herein for the purpose of convenience and reference only and they are not to be given any substantive effect, nor shall they be used or have any effect upon the construction or interpretation of any term or provision hereof.

7

IN WITNESS WHEREOF, this Note has been executed by a duly authorized officer of the Company as of the date of this Note.

MARANI BRANDS, INC.

By: s/s Ara Zartarian

Name: Ara Zartarian
Title: Chief Executive Officer / President

8

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in this Annual Report on Form 10-K/A of Marani Brands, Inc. and Subsidiaries for the year ended June 30, 2009 of our report dated June 17, 2010 relating to the financial statements for the two years ended June 30, 2009 listed in the accompanying index.

/s/Gruber & Company, LLC
Gruber & Company, LLC

Lake Saint Louis, Missouri

                   , 2010

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 7241)
I, Margrit Eyraud, certify that:

1.           I have reviewed this amended annual report on Form 10-K/A of Marani Brands, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 25, 2010
/s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 7241)
I, Valerie Cordy, certify that:

1.           I have reviewed this amended annual report on Form 10-K/A of Marani Brands, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 25, 2010
/s/ Valerie Cordy
Valerie Cordy
Principal Accounting Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying amended Annual Report of Marani Brands, Inc. (the “Company”) on Form 10-K/A for the period ended June 30, 2009 (the “Report”), I, Margrit Eyraud, Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 25, 2010
/s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying amended Annual Report of Marani Brands, Inc. (the “Company”) on Form 10-K/A for the period ended June 30, 2009 (the “Report”), I, Valerie Cordy, Principal Accounting Officer of the Company, hereby certify that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 25, 2010
/s/ Valerie Cordy
Valerie Cordy
Principal Accounting Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)

☒ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2009

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _____________

Commission file number 333-123176

Marani Brands, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	20-2008579
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

13152 Raymer Street, Suite 1A
North Hollywood, CA  91605
(Address of Principal Executive Offices) (Zip Code)

(818) 503-5200
(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Exchange Act).   ☐ Yes      ☒ No

The issuer had 165,556,026 shares of common stock outstanding as of February 16, 2010.

1

2

PART I.   FINANCIAL INFORMATION

Item 1. Financial Statements

The condensed financial statements of Marani Brands, Inc. included herein have been prepared in accordance with the instructions to quarterly reports for a smaller reporting company, as defined in Exchange Act Rule 12b-2, on Form 10-Q/A pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).  Certain information and footnote data necessary for fair presentation of financial position and results of operations in conformity with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted.  It is therefore suggested that these financial statements be read in conjunction with the summary of significant accounting policies and notes to financial statements included in Marani Brands, Inc.'s Annual Report on Form 10-K/A for the year ended June 30, 2009.

In the opinion of management, all adjustments necessary in order to make the financial position, results of operations and changes in financial position at December 31, 2009, and for all periods presented, not misleading, have been made.  The results of operations for the period ended December 31, 2009 are not necessarily indicative of the Company’s actual operating results for the full year ending June 30, 2010.

Marani Brands, Inc. and Subsidiaries
Consolidated Balance Sheets

	UNAUDITED
	December 31,	June 30,
	2009	2009
Assets
Current Assets
Cash & Equivalents	$1,089,372	$1,116,460
Accounts Receivable	64,415	138,541
Inventory	87,658	170,518
Prepaid Expenses & Other Current Assets	75,255	30,130
Total Current Assets	1,316,700	1,455,649

Deposits	10,255	10,255

Total Assets	$1,326,955	$1,465,904

Liabilities & Stockholders' Equity (Deficit)
Current Liabilities
Accounts Payable	$742,669	$632,819
Accrued Expenses	417,113	453,816
Line of Credit	999,556	999,556
Notes Payable, net	636,640	330,495
Convertible Note Payable, net	18,217	-
Derivative Liability	92,691	246,501
Total Current Liabilities	$2,906,886	$2,663,187

Non-Current Liabilities
Notes Payable	-	124,680
Total Non-Current Liabilities	-	124,680

Total Liabilities	$2,906,886	$2,787,867

Commitments & Contingencies	-	-

Stockholders' Equity (Deficit)
Common Stock, $0.001 par value, 300,000,000 shares
authorized; 165,556,026 and 180,891,796 shares issued and outstanding, respectively	165,556	181,402
Additional Paid-in Capital	17,270,560	22,825,893
Stock Subscriptions Payable	-	60,000
Accumulated Deficit	(19,016,047)	(24,389,258)
Total Stockholders' Equity (Deficit)	(1,579,931)	(1,321,963)

Total Liabilities & Stockholders' Equity (Deficit)	$1,326,955	$1,465,904

The accompanying notes are an integral part of these financial statements

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Operations
UNAUDITED

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Sales	$38,564	$89,188	$145,301	$110,762

Cost of Sales	25,573	55,916	75,943	61,533

Gross Profit	12,991	33,272	69,358	49,229

Operating Expenses
Marketing and Sales Promotion	127,996	379,515	202,221	813,331
General & Administrative	(5,063,621)	3,031,156	(5,307,343)	3,393,171
Total Operating Expenses	(4,935,625)	3,410,671	(5,105,122)	4,206,502

Operating Income (Loss)	$4,948,616	$(3,377,399)	$5,174,480	$(4,157,273)

Other Income (Expense)
Interest Income	2,524	-	9,697	15,083
Interest Expense	(39,767)	7,537	(57,467)	(6,082)
Derivative Expense	252,302	(5,005)	246,501	-
Total Other Income (Expense)	215,059	2,532	198,731	9,001

Net Income (Loss) Before Income Taxes	$5,163,675	$(3,374,867)	$5,373,211	$(4,148,272)

Provision for Income Taxes	-	-	-	-

Net Income (Loss)	$5,163,675	$(3,374,867)	$5,373,211	$(4,148,272)

Net Income per Share
Basic	$0.03	$(0.02)	$0.03	$(0.02)
Diluted	$0.03	$(0.02)	$0.03	$(0.02)

Number of Shares Used in Per Share Calculations
Basic	173,223,911	172,250,274	177,185,354	172,125,274
Diluted	202,159,039	172,250,274	206,120,482	172,125,274

The accompanying notes are an integral part of these financial statements

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
UNAUDITED

	For the Six Months Ended
	December 31,
	2009	2008
Cash Flows from Operating Activities
Net Income (Loss)	$5,373,211	$(4,148,272)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation	(5,936,179)	2,364,152
Derivative Expense	(246,501)	-
Amortization of Debt Discounts	12,962	-
Depreciation & Amortization	-	655

Changes in operating assets and liabilities:
Accounts Receivable	74,126	1,535
Inventory	82,860	(228,872)
Other Current Assets	(45,125)	-
Accounts Payable	109,850	(44,012)
Accrued Expenses	217,708	(13,613)

Net Cash Used in Operating Activities	(357,088)	(2,068,427)

Cash Flows from Financing Activities
Proceeds from Notes Payable	250,000	775,000
Proceeds from Convertible Note	50,000	-
Payments on Notes Payable	(20,000)	-
Proceeds from Stock Subscriptions	50,000	-

Net Cash Provided by Financing Activities	330,000	775,000

Net Increase (Decrease) in Cash	(27,088)	(1,293,427)

Cash Beginning of Period	1,116,460	2,460,663

Cash End of Period	$1,089,372	$1,167,236

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$23,996	$6,082
Cash Paid during the period for income taxes	-	-

Supplemental Disclosure of Non-Cash Items:
Common Stock issued for Conversion of Debt	$255,000	$-
Common Stock Issued for Subscriptions	110,000	-

The accompanying notes are an integral part of these financial statements

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Note 1 – Organization, Business & Operations

History

The Company was incorporated in Nevada on May 30, 2001, under the name Elli Tsab, Inc., which was subsequently changed to Patient Data Corporation, and thereafter to Fit for Business, Inc.  On March 10, 2008, the Company changed its name from Fit for Business, Inc. to Marani Brands, Inc.  On March 31, 2008, the common stock underwent a 1-for-250 reverse stock split, and commenced trading on the Over the Counter Bulletin Board under the new symbol “MRIB”.

Merger (see Note 4)

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for the purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008, the parties closed, a three party Merger Agreement.

The acquisition of MEI by the Company was completed by the merger of the Company’s wholly-owned subsidiary, FFBI Merger Sub Corp. with and into MEI, with MEI remaining as the surviving entity and wholly-owned subsidiary of the Company.    The net effect of these transactions is a reverse merger of the Company with MEI.  MEI subsequently changed its name to Marani Spirits, Inc., and continues to be the operational arm of the Company.

Business and Products

Prior to the Company’s acquisition of MEI, our only business was that of its wholly-owned subsidiary, Fit for Business (Australia) Pty Limited, which was engaged in the development of overall wellness programs for the workplace in Australia.

Subsequent to the merger transaction with MEI, the Company’s primary business is the distribution of wine and spirit products manufactured in Armenia. In the future the Company may add alcohol beverage products manufactured in other countries.

Reverse Stock Split

Effective March 31, 2008, the Company’s common stock underwent a 1-for-250 reverse stock split. The Company retained the current par value of $0.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts, and stock options data of the Company’s common stock have been restated to reflect the effect of the reverse stock split for all periods presented.

Note 2 - Going Concern and Management's Plans

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, as of December 31, 2009, the Company has an accumulated deficit of $19,016,047. The Company’s current business plan requires additional funding beyond its anticipated cash flows from operations. These and other factors raise substantial doubt about the Company's ability to continue as a going concern.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Summary of Significant Accounting Policies

Recapitalization

The capital structure of the consolidated enterprise is that of MEI due to reverse recapitalization accounting. The financial statements presented are a continuation of MEI, the accounting acquirer, and not FFBI, the accounting acquiree. The recapitalization and capital structure is now different than that appearing in historical financial statements for FFBI.

 Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Marani Brands, Inc. and its wholly owned subsidiary Marani Spirits, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.\

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a weighted-average basis, which approximates the first-in, first-out method; market is based upon estimated replacement costs. Costs included in inventory primarily include finished spirit product and packaging.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Property & equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over useful lives of 3 to 10 years. The cost of assets sold or retired and the related amounts of accumulated depreciation are removed from the accounts in the year of disposal. Any resulting gain or loss is reflected in current operations. Assets held under capital leases are recorded at the lesser of the present value of the future minimum lease payments or the fair value of the leased property. Expenditures for maintenance and repairs are charged to operations as incurred.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Impairment of long-lived assets

In July 2009, the Company adopted FASB ASC Topic 360, "Accounting for the Impairment or Disposal of Long-Lived Assets" (previously "SFAS 144"). This topic addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with this topic. This topic requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Basic and Diluted Net Income per Share

Basic earnings per share is calculated using the weighted-average number of common shares outstanding during the period without consideration of the dilutive effect of stock warrants and convertible notes. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding during the period after consideration of the dilutive effect of stock warrants, stock options and convertible notes.

Stock-based compensation

In July 2009, the Company adopted FASB ASC Topic 718, "Share-Based Payment" (previously "SFAS 123(R)"). This topic requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under this topic, we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC Topic 718, "Share-Based Payment" (previously "SFAS 123(R)").  Under this topic common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

Fair value of financial instruments

In July 2009, the Company adopted FASB ASC Topic 825, "Disclosures about Fair Value of Financial Instruments"(previously SFAS No. 107). This topic requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue recognition

Sales of products and related costs of products sold are recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. These terms are typically met upon shipment of finished spirit products to the customer.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Allowance for doubtful accounts

We provide an allowance for estimated uncollectible accounts receivable balances based on historical experience and the aging of the related accounts receivable. As of December 31, 2009 and June, 2009, the Company has reserved $35,431 for doubtful accounts.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the six months ended December 31, 2009 and 2008, was $10,133 and $123,817, respectively.

Income Taxes

In July 2009, the Company adopted FASB ASC 749 "Accounting for Income Taxes" (previously SFAS 109). Under this topic the Company accounts for income taxes using the liability method where deferred tax assets and liabilities are determined based on differences between their financial reporting and tax basis of assets and liabilities. The Company was not required to provide for a provision for income taxes for the periods ended December 31, 2009 and June 30, 2009, as a result of net operating losses incurred during the periods. As of December 31, 2009, the Company has available approximately $19,000,000 of net operating losses ("NOL") available for income tax purposes that may be carried forward to offset future taxable income, if any. These carryforwards expire in various years through 2026. At December 31, 2009 and June 30, 2009, the Company has a deferred tax asset of approximately $7,600,000 and $9,700,000 relating to the Company's net operating losses, respectively. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The Company's ability to utilize its NOL carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, other limitations may be imposed by the Code by virtue of the acquisition outlined in Note 4.

The provision for income taxes using the federal and state tax rates as compared to the Company's effective tax rate is summarized as follows:

	December 31,	June 30,
	2009	2009

Statutory Federal Tax (Benefit) Rate	-34.00%	-34.00%
Statutory State Tax (Benefit) Rate	-5.83%	-5.83%
Effective Tax (Benefit) Rate	-39.83%	-39.83%

Valuation Allowance	39.83%	39.83%

Effective Income Tax	0.00%	0.00%

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Significant components of the Company's deferred tax assets at December 31, 2009 and June 30, 2009, are as follows:

	December 31,	June 30,
	2009	2009

Net Operating Loss Carryforward	$7,574,092	$9,714,241

Valuation Allowance	(7,574,092)	(9,714,241)

Net Deferred Tax Asset	$-	$-

Research and development costs

Expenditures for research & development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility is established. The Company incurred no research and development costs for the six months ended December 31, 2009 and 2008.

Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current period’s presentation. These reclassifications have no effect on the previously reported income (loss).

Recently Issued Accounting Pronouncements

The adoption of these accounting standards had the following impact on the Company’s statements of income and financial condition:

•
FASB ASC Topic 855, “Subsequent Events”. In May 2009, the FASB issued FASB ASC Topic 855, which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Topic sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This FASB ASC Topic should be applied to the accounting and disclosure of subsequent events. This FASB ASC Topic does not apply to subsequent events or transactions that are within the scope of other applicable accounting standards that provide different guidance on the accounting treatment for subsequent events or transactions. This FASB ASC Topic was effective for interim and annual periods ending after June 15, 2009, which was June 30, 2009 for the Company. The adoption of this Topic did not have a material impact on the Company’s financial statements and disclosures.

•
FASB ASC Topic 105, “The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles”. In June 2009, the FASB issued FASB ASC Topic 105, which became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this FASB ASC Topic, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-SEC accounting literature not included in the Codification will become non-authoritative. This FASB ASC Topic identify the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with GAAP. Also, it arranged these sources of GAAP in a hierarchy for users to apply accordingly. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. This FASB ASC Topic is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Topic did not have a material impact on the Company’s disclosure of the financial statements

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

•
FASB ASC Topic 320, “Recognition and Presentation of Other-Than-Temporary Impairments”. In April 2009, the FASB issued FASB ASC Topic 320 amends the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FASB ASC Topic does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FASB ASC Topic shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. This FASB ASC Topic does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FASB ASC Topic requires comparative disclosures only for periods ending after initial adoption. The adoption of this Topic did not have a material impact on the Company’s financial statements and disclosures.

The Company is evaluating the impact that the following recently issued accounting pronouncements may have on its financial statements and disclosures.

•
FASB ASC Topic 860, “Accounting for Transfer of Financial Asset”., In June 2009, the FASB issued additional guidance under FASB ASC Topic 860, “Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (i) practices that have developed since the issuance of FASB ASC Topic 860, that are not consistent with the original intent and key requirements of that statement and (ii) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This additional guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This additional guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This additional guidance must be applied to transfers occurring on or after the effective date.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

•
FASB ASC Topic 810, “Variables Interest Entities”. In June 2009, the FASB issued FASB ASC Topic 810, which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This FASB Topic requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. This FASB ASC Topic shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

•
FASB ASC Topic 820, “Fair Value measurement and Disclosures”, an Accounting Standard Update. In September 2009, the FASB issued this Update to amendments to Subtopic 82010, “Fair Value Measurements and Disclosures”. Overall, for the fair value measurement of investments in certain entities that calculates net asset value per share (or its equivalent). The amendments in this Update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this Update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820. The amendments in this Update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments (for example, a contractual commitment by the investor to invest a specified amount of additional capital at a future date to fund investments that will be made by the investee), and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in GAAP on investments in debt and equity securities in paragraph 320-10-50-lB. The disclosures are required for all investments within the scope of the amendments in this Update regardless of whether the fair value of the investment is measured using the practical expedient. The amendments in this Update apply to all reporting entities that hold an investment that is required or permitted to be measured or disclosed at fair value on a recurring or non recurring basis and, as of the reporting entity’s measurement date, if the investment meets certain criteria The amendments in this Update are effective for the interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

•
FASB ASC Topic 740, “Income Taxes”, an Accounting Standard Update. In September 2009, the FASB issued this Update to address the need for additional implementation guidance on accounting for uncertainty in income taxes. The guidance answers the following questions: (i) Is the income tax paid by the entity attributable to the entity or its owners? (ii) What constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity? (iii) How should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities? In addition, this Updated decided to eliminate the disclosures required by paragraph 740-10-50-15(a) through (b) for nonpublic entities. The implementation guidance will apply to financial statements of nongovernmental entities that are presented in conformity with GAAP. The disclosure amendments will apply only to nonpublic entities as defined in Section 740-10-20. For entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Note 4 – Merger

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement, which the parties implemented follows:
Merger of FFBI Merger Sub Corp. and MEI

•	By virtue of this statutory merger, the separate corporate existence of FFBI Merger Sub Corp. ceased, with MEI remaining as the surviving corporation.

•
The shares of FFBI Merger Sub Corp. held by the Company pre merger were converted into the shares of MEI and, post merger, the MEI conversion shares remain outstanding and continue to be held by the Company as shares of MEI

•
Since MEI was a company with an ongoing business, and since FFBI Merger Sub Corp. had no business operations and ceased to exist as a separate corporate entity, this merger transaction constituted a “forward merger”

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Reverse Merger MEI and Marani Brands, Inc. (the Company)

•
Contemporaneous with the MEI – FFBI Merger Sub merger described above, MEI merged with the Company in a reverse merger.  In this reverse merger, each share of MEI common stock held by its stockholders was automatically exchanged for shares of the Company, determined by a 10 for 1 exchange ratio

•
The Company issued 100,000,000 shares of its common stock to the stockholders of MEI in the exchange transaction set for the above, and the 10,000,000 shares of MEI then held by the Company as a result of the exchange transaction were cancelled.

•
The Company thereby holds 100% of the shares of MEI by virtue of the Company’s ownership of the MEI shares that it obtained as part of the merger of FFBI Merger Sub Corp. and MEI, which shares now represent all of the issued and outstanding shares of MEI.

•	On April 7, 2008, the Company sold its entire interest in its subsidiary, Fit For Business (Australia) Pty Limited ("FFB Australia"), to its former Chief Executive Officer.

•
Since MEI operated an ongoing business and since the Company had pre merger business operations that were not pursued by the Company post merger, this merger transaction constituted a “reverse merger”.

•	By virtue of this “reverse merger,” both MEI and the Company continue to have a separate existence, with MEI becoming a wholly owned subsidiary of the Company.

Under the Merger Agreement, as additional consideration for the merger transactions, the Company issued, at Closing, the following: (i) 42,594,616 shares of the Company’s common stock to Purrell Partners, LLC, or its assigns (the "Purrell Group") and (ii) a Warrant to purchase 10,000,000 shares of the Company’s common stock at an exercise price of $0.10 per share to the Purrell Group.
Following the Closing, the Company, in a private placement to investors, issued an aggregate of 15,120,000 shares of common stock, along with warrants to purchase an additional 15,120,000 shares of common stock at $0.35 per share.

On April 7, 2008, the Company exercised its option under the Subsidiary Acquisition Option Agreement, that was entered into in connection with the December 31, 2007 Stock Purchase Agreement, to sell its entire interest in its subsidiary, FFB Australia, to its former Chief Executive Officer, Mark Poulsen. Under the terms of this Agreement, if Mr. Poulsen complied with certain information and document requirements then no later than May 15, 2008, Mr. Poulsen will receive the Company’s entire interest in FFB Australia in exchange for Mr. Poulsen forfeiting his right to 250,000 shares of the Company’s common stock that he was otherwise entitled to receive in the event of a restructuring transaction and merger occurring prior to February 2009. Pursuant to the exercise of the Company’s options, FFB Australia was sold to Mr. Poulsen. As the FFB Australia subsidiary was not operational and had no tangible assets or liabilities at the time this Agreement was exercised, and the exchange was for the forfeiture of Mr. Poulsen's right to receive 250,000 common shares, it was determined that no gain on this nonmonetary exchange should be recorded.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Recapitalization

The capital structure of the consolidated enterprise is that of MEI due to reverse recapitalization accounting. The financial statements presented are a continuation of MEI, the accounting acquirer, and not FFBI, the accounting acquiree. The recapitalization and capital structure is now different than that appearing in historical financial statements for FFBI.

Note 5 - Inventories

At December 31, 2009 and June 30, 2009, inventories are comprised of finished bottles/cases of Marani Vodka available for resale and in-transit totaling $87,658 and $170,518, respectively.

Note 6 – Accrued Expenses

At December 31, 2009 and June 30, 2009, accrued expenses consist of the following:

	December 31,	June 30,
	2009	2009

Accrued Payroll and Taxes	$220,443	$116,854
Deferred Officer Salaries	85,071	-
Credit Cards	36,497	38,260
Accrued Severance	-	255,000
Accrued Interest & Other	75,102	43,702
Total Accounts Payable and Accrued Expenses	$417,113	$453,816

Note 7 – Line of Credit

In October 2008, the Company obtained a $1,000,000 credit line from Citibank collateralized by the cash in the Company’s money market account.  At December 31, 2009 the balance outstanding on this credit line was $999,556.

Note 8 – Notes Payable

The Company is obligated to a bank for an SBA loan. Terms indicate that the balance of $124,091 is due and payable in full September 2010. Interest is accrued and paid monthly at 8.25%.

In 2005, the Company received a $80,495 short term loan from Searchlight Financial carrying a 10% interest rate. Accrued interest totaling $32,198 is included in accrued expenses at December 31, 2009. Subsequent to December 31, 2009, the parties have reached a verbal agreement to settle this amount (see Note 13).

In February 2009, the Company received a $200,000 loan from an investor payable based upon the Company receiving financing of $1,000,000 or in the event that the Company breaches one of the default provisions. This note carries an 8% annual interest with both principle and accrued interest payable at maturity. Accrued interest totaling $14,597 is included in accrued expenses at December 31, 2009.

In June 2009, the Company received a $50,000 loan from an investor payable based upon the Company receiving financing of $1,000,000 or in the event that the Company breaches one of the default provisions. This note carries an 8% annual interest with both principle and accrued interest payable at maturity. Accrued interest totaling $2,334 is included in accrued expenses at December 31, 2009.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
On July 28, 2009, the Company obtained a short term loan in the principal amount of $200,000 from an individual lender.  The loan is secured by all the Company's unsecured assets. The loan term matures on November 24, 2009, and the principal amount of the loan accrues simple interest at the rate of eight (8%) percent per annum.  Interest is payable monthly in arrears and principal is payable in three monthly installments of five thousand ($5,000) dollars with a final payment of one hundred eighty five thousand ($185,000) dollars at maturity. Accrued interest totaling $4,449 is included in Accrued Expenses at September 30, 2009. On November 30, 2009, the Company and the Note holder agreed to extend the maturity date of the Note to May 31, 2010.  Interest and principal payments shall continue, as provided in the Note, through the extended maturity date, with the final adjusted principal payment due at maturity. In consideration for the note holder to enter into several term extensions of the maturity date of the note, the Company issued 7,000,000 warrants to purchase the Company's common stock (5,000,000 warrants at $.07 expiring July 28, 2014 and 2,000,000 warrants at $.04 expiring December 1, 2014).  Under FASB ASC Topic 815, “Derivatives and Hedging”, this note does not meet the definition of a “conventional debt instrument” due to the term extending feature which means that the warrants issued to extend the terms must be bifurcated from the debt and shown as a separate derivative liability. The Company recognized a derivative liability of $59,834 on December 1, 2010, with an offset to debt discount in the same amount. Accrued interest totaling $4,449 is included in accrued expenses at December 31, 2009.

In October 2009, the Company received a $50,000 loan from an investor payable May 16, 2010. This note carries an 8% annual interest with both principle and accrued interest payable at maturity. Accrued interest totaling $833 is included in Accrued Expenses at December 31, 2009.

Note 9 – Convertible Note

On December 21, 2009, the Company issued a $50,000 convertible note with an investor. This note carries an 8% annual interest rate with both principle and accrued interest payable on September 23, 2010. The holder may convert all or any part of the unpaid principle balance after six months from the date of the note and prior to the later of (i) the maturity date and (ii) the date of payment. This note is convertible into fully paid and non-assessable shares of common stock at 65% of the average market price of the Company’s common stock during the five trading day period ending one trading day prior to the date the conversion notice.  Funding was received January 6, 2010.

Under FASB ASC Topic 815, “Derivatives and Hedging”, this convertible note does not meet the definition of a “conventional convertible debt instrument” since the debt is not convertible into a fixed number of shares.  The debt can be converted into common stock at a conversion price that is a percentage of the market price; therefore, the number of shares that could be required to be delivered upon “net-share settlement” is essentially indeterminate.  Therefore, the convertible note is considered “non-conventional,” which means that the conversion feature must be bifurcated from the debt and shown as a separate derivative liability. The Company recognized a derivative liability of $32,857 on December 21, 2010, with an offset to debt discount in the same amount.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Note 10 – Warrants

The following is a summary of share purchase warrants for period ended December 31, 2009:

	Number of Warrants	Weighted Average Exercise Price
Outstanding June 30, 2008	29,620,000	$0.32
Granted	-	$-
Forfeited	-	$-
Exercised	-	$-
Outstanding June 30, 2009	29,620,000	$0.32
Granted	7,000,000	$0.06
Forfeited	-	$-
Cancelled	(13,890,000)	$0.17
Exercised	-	$-
Outstanding December 31, 2009	22,730,000	$0.34

Expiry	Number of Warrants	Exercise Price
November 11, 2010	4,700,000	$0.35
November 29, 2010	160,000	$0.35
April 2, 2011	520,000	$0.35
April 15, 2011	250,000	$1.00
June 1, 2011	10,000,000	$0.50
June 4, 2011	100,000	$1.00
July 28, 2014	5,000,000	$0.07
December 1, 2014	2,000,000	$0.04
Total	22,730,000	$0.34

The fair value of the share purchase warrants as of December 31 and June 30, 2009, was $59,834 and $246,501, respectively, which was determined using the Black-Scholes option value model with the following assumptions:

	December 30,	June 30,
	2009	2009
Expected Dividend Yield	0.00%	0.00%
Risk Free Interest Rate	3.00%	3.00%
Expected Volatility	60.00%	60.00%
Expected Life (in years average)	2.30	1.70

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Warrant and Share Cancellation-Purell

Purell and Margrit International Enterprises, Inc., which is now called Marani Spirits, Inc., are parties to a Consulting Agreement dated November 1, 2007 (the "Consulting Agreement"). Ten million (10,000,000) warrants were issued to Purcell in consideration of services, purportedly performed by Purell under the Consulting Agreement and related to the merger of a subsidiary of the Company in and to MEl, pursuant to which MEl became a wholly-owned subsidiary of the Company and the shares were issued in anticipation of Purell assisting the Company with receiving approximately $10,000,000 of equity financing. However, no equity financing was arranged by Purell for the Company. Therefore the warrants were not validly issued since the Company did not receive adequate consideration for the issuance of those warrants.

In addition, it has come to the Company's attention that Purell is not a registered broker-dealer and therefore was not legally permitted to provide certain of the services set forth in a Consulting Agreement. In particular, since Purell was not a registered broker-dealer, the various agreements between Purell and the Company (including the Consulting Agreement) relating to Purell raising financing for the Company are voidable. In December 2009, the Company cancelled 21,297,309 shares of common stock (issued May 30, 2008 valued at $.25) and 10,000,000 (issued October 1, 2007 at $.10) warrants issued to Purell pursuant to the Consulting Agreement.

Warrant Cancellation-Continental Advisors

Continental Advisors (CA) acted as the placement agent for a private placement of Convertible Debentures issued by Margrit Enterprises International, Inc. pursuant to a Consulting Agreement effective as of October 12, 2007. Pursuant to a merger which occurred a number of months after the day of the placement, a subsidiary of the Company merged with and into MEl and MEl became a wholly-owned subsidiary of the Company. As part of the Merger, warrants held by CA became exercisable into shares of the Company's Common Stock.

It has come to the Company's attention that CA was not fully licensed and authorized under applicable European securities regulations to serve as the placement agent in the Placement and therefore was not entitled to receive compensation for serving in that capacity. CA did not disclose those facts to the Company in the Letter Agreement. CA misrepresented to the Company, CA's authority to serve as the placement agent for the Placement. The warrants were issued as compensation for CA's purported services in the Placement. Therefore, the warrants should not have been issued to CA. In December 2009, the Company cancelled the 3,890,000 warrants issued (2,375,000 issued on May 1, 2008 at $.25 and 1,515,000 warrants (issued on June 4, 2008 at $.35) pursuant to the Consulting Agreement.  See Note 12 “Agreements”.

Note 11 - Stockholders’ Equity

Common Stock

Effective March 31, 2008, the Company’s common stock underwent a 1-for-250 reverse stock split. All references in the financial statements to the number of shares outstanding, per share amounts, and stock options data of the Company’s common stock have been restated to reflect the effect of the stock split for all periods presented.

Following the reverse stock split, the Company has authorized the issuance of up to 300,000,000 shares of Common Stock, at $0.001 par value. As of December 31, 2009, the Company had 165,556,026 shares of Common Stock issued and outstanding.

During the six months ended December 31, 2009, the Company cancelled 22,932,309 shares issued for services totaling ($5,945,137); issued 1,125,000 shares for the conversion of debt totaling $255,000; and issued 5,961,539 shares for stock subscriptions totaling $110,000.

During the year ended June 30, 2008, the Company issued a total of 98,223,752 shares of which 41,179,121 shares were issued for cash totaling $7,814,000; 11,686,670 shares were issued to Officers for services totaling $140,240; 1,281,797 shares were issued for to non-affiliated parties for services totaling $82,449; 937,339 shares were issued to Marani shareholders in the reverse merger; and 43,138,825 shares for direct offering costs totaling $10,648,654.

Options

In connection with the reappointment of Ms. Eyraud as CEO and President, Ms. Eyraud and the Company entered into an Employment Agreement dated as of August 1, 2009, The Company granted to Ms. Eyraud options to purchase 3,000,000 shares of common stock of the Company at a price equal to the closing price of the Company’s common stock on August 3, 2009.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
The options vest as to 25% of the underlying shares of common stock on the first anniversary date of the option grant and ratably each quarter thereafter during the next three years of the term.  The options become fully vested and exercisable upon the Company’s termination of Ms. Eyraud’s employment under the terms of the Employment Agreement.

The following is a summary of stock options for period ended December 31, 2009:

	Number of Options	Weighted Average Exercise Price
Outstanding June 30, 2008	-	$-
Granted	-	$-
Forfeited	-	$-
Exercised	-	$-
Outstanding June 30, 2009	-	$-
Granted	3,000,000	$0.08
Forfeited	-	$-
Exercised	-	$-
Outstanding December 31, 2009	3,000,000	$0.08

The fair value of these stock options at the date of grant was $108,987, which was determined using the Black-Scholes option value model with the following assumptions:

Expected Dividend Yield	0.00%
Risk Free Interest Rate	3.00%
Expected Volatility	60.00%
Expected Life (in years average)	4.00

Compensation expense of $8,958 was recorded for the six months ended December 31, 2009.

Note 12– Commitments & Contingencies

Leases

On November 1, 2009, the Company entered into a three year lease for its 2,100 square feet at its corporate office space in North Hollywood, California at a monthly lease rate of $1,800 per month.

Agreements

On November 1, 2007, the Company entered into a Consulting Agreement with Purell Partners, LLC. to provide various strategic and other services.  This Agreement provides for the payment of a monthly retainer of $20,000 per month; the payment of commissions upon the completion of financing transactions and mergers and acquisitions, and revenue sharing with respect to sales of product introduced by Purell Partners. This Consulting Agreement has a term ending on October 31, 2010 subject to earlier termination as provided for therein. For the six months ended December 31, 2009 and 2008, the Company paid $0 and $100,000, respectively, to Purell Partners, LLC under this Agreement.

On October 12, 2007, the Company entered into a Consulting Agreement with Continental Advisors, SA. to provide placement agent services in connection with a contemplated $10,000,000 financing through private placements. This consulting Agreement provides for the payment of commissions and provides warrant coverage upon the Company completing the private placements with investors introduced by Continental Advisors. For the six months ended December 31, 2009 and 2008, the Company paid $0 to Continental Advisors, SA under this agreement.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Severance and Reappointment Agreements

On October 1, 2008, Margit Eyraud notified the Company of her intent to resign as Chief Executive Officer and President of the Company, effective October 1, 2008, while remaining Chairman of the Board of Directors. Ms. Eyraud served as Chief Executive Officer and President of the Company under an Employment Agreement, the term of which expires December 31, 2010. Contemporaneous with her resignation as reported above, the Company and Ms. Eyraud have agreed to an early expiration of the Employment Agreement, and have agreed to a severance package in connection with that early expiration. Under the terms of the severance package Ms. Eyraud shall receive a cash payment of four hundred five thousand dollars ($405,000), payable by the Company as follows:

•	One hundred fifty thousand dollars ($150,000) on October 1, 2008;

•	Seventy five thousand dollars ($75,000) on January 30, 2009;

•	Seventy five thousand dollars ($75,000) on March 31, 2009; and

•	One hundred five thousand dollars ($105,000) on June 30, 2009

In addition:

•	The Company shall pay all unreimbursed business expenses, upon submission by Ms. Eyraud;

•	Continuation of Ms. Eyraud’s health and life insurance coverage until December 31, 2010 at levels in place as of September 15, 2008;

•
The ten year stock options to purchase 5,000,000 shares of the Company’s common stock at $0.25 per share, granted to Ms. Eyraud pursuant to the Employment Agreement, are deemed fully vested immediately;

•
The existing Lock-up agreement governing the shares of the Company’s common stock beneficially owned by Ms. Eyraud shall continue pursuant to its terms, subject to revision, waiver or modification consistent with any revision, waiver or modification of other similar Lock-up agreements existing between the Company and third parties, including its management and affiliates;

•	The Company shall obtain releases of any guarantees Ms. Eyraud has executed to the favor of the Company; and

•
All indemnification agreements running in favor of Ms. Eyraud shall be maintained for a period of six (6) years, commencing October 2, 2008, and the Company shall assume the indemnification of Ms. Eyraud with respect to the activities of its wholly owned subsidiary, Marani Spirits, Inc., for a like period.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

In connection with the reappointment of Ms. Eyraud as CEO and President Ms. Eyraud and the Company entered into an Employment Agreement dated as of August 1, 2009.  The Employment Agreement provides for a four-year employment term and an initial base salary of $180,000 per annum, subject to upward adjustment annually based on the consumer price index.  Under the Employment Agreement, the Board of Directors of the Company is to consider and propose to Ms. Eyraud a bonus compensation arrangement which will provide for an incentive bonus payable to Ms. Eyraud based upon the attainment by the Company of mutually agreeable criteria.

Under the Employment Agreement, the Company granted to Ms. Eyraud options to purchase 3,000,000 shares of common stock of the Company at a price equal to the closing price of the Company’s common stock on August 3, 2009.  The options are to be issued pursuant to a stock option plan to be adopted by the Board of Directors and approved by the shareholders of the Company and shall by subject to such other terms as provided in the plan.  The options vest as to 25% of the underlying shares of common stock on the first anniversary date of the option grant and ratably each quarter thereafter during the next three years of the term.  The options become fully vested and exercisable upon the Company’s termination of Ms. Eyraud’s employment under the Employment Agreement without cause, the termination of such employment by Ms. Eyraud For good reason, or the Company’s termination of Ms. Eyraud’s employment due to death or disability. The options shall have a term of 10 years and may be exercised to the extent vested, (i) by Ms. Eyraud at any time during such 10-year period, if Ms. Eyraud’s employment is terminated without cause or for good reason or due to disability or if the employment term expires and Ms. Eyraud does not continue to be employed by the Company, (ii) by Ms. Eyraud’s personal representative within one (1) year following the date of Ms. Eyraud’s death, if Ms. Eyraud’s employment with the Company is terminated due to Ms. Eyraud’s death, and (iii) by Ms. Eyraud, if Ms. Eyraud’s employment terminates for any other reason (other than the expiration of the employment term) by Ms. Eyraud, within ninety (90) days following Ms. Eyraud’s termination of employment.

Arbitration

In October, 2009, Juggernaut Advertising, Inc. commenced arbitration proceedings against the Company seeking damages, including legal expenses and interest based upon an alleged breach of contract by the Company. In December 2009, an arbitrator ruled that the Company was required to pay Juggernaut $219,777 for monies owed under the contract, accrued interest, legal fees and costs.  In addition, the arbitrator also determined that the Company should reimburse Juggernaut $5,849 in respect of costs of the arbitration that were previously paid by Juggernaut, based upon the arbitrator’s apportionment of the costs of the arbitration.  The Company has accrued the entire $225,626 in accounts payable and accrued expenses and is in the process of evaluating whether or not to appeal the decision of the arbitrator.

Note 13 - Subsequent Events Review

The Company has evaluated all subsequent events through February 12, 2010, the date this Quarterly Report on Form 10-Q was filed with the SEC. The following recognized or unrecognized events require disclosure as significant subsequent events.

Searchlight Financial

In February 2010, the Company entered into a verbal agreement with Searchlight Financial to convert the outstanding loan principle and interest balance totaling $110,000 into shares of Marani S-8 stock at $.10 per share. In 2005, the Company received a $80,495 short term loan from Searchlight Financial carrying a 10% interest rate.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

Convertible Note and Stock Purchase Agreement

On February 5, 2010, Marani Brands, Inc. (the “Company”) received a $100,000 one year loan (the “Loan”) from an institutional investor. The Loan is evidenced by a convertible note, which is convertible into the Company’s common stock at a conversion price of $0.04 per share for 180 days and thereafter at the lesser of (i) $0.04 per share or (ii) 75% of the overage of the three lowest closing bid prices the Company’s common stock for the 20 trading days prior to the conversion date. In connection with the Loan, the Company also issued 4,500,000 shares of common stock to the institutional investor.

The Company also entered into a Common Stock Purchase Agreement with the same institutional investor, which established an equity line, pursuant to which the Company, in its discretion, may sell up to $7,500,000 worth of the Company’s common stock, subject to the terms and provisions of the Common Stock Purchase Agreement. The Company has entered into a Registration Rights Agreement with the institutional investor to register the common stock that may be sold pursuant to the Common Stock Purchase Agreement. The Company is obligated to file the registration statement for such shares within 60 days from February 5, 2010.

In connection with these transactions, the Company issued to the institutional investor warrants to purchase 8,500,000 shares of the Company’s common stock at an exercise price of $0.04 per share and purchase 4,000,000 shares of the Company's common stock having a cashless exercise option at $.001.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In some cases, forward-looking statements are identified by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” and similar expressions intended to identify forward-looking statements. Such statements include, without limitation, statements regarding:

• fluctuations in exchange rates for our products procured for us in Armenia;
• estimates of required capital expenditures;
• fluctuations in the cost of distribution and/or marking in the United States;
• our inability to meet growth projections;
• our plans and expectations with respect to future introduction of new product;
• our belief that we will have sufficient liquidity to finance operations into through 2009;
• the amount of cash necessary to operate our business;
• our ability to raise additional capital when needed;
• general economic conditions; and
• the anticipated future financial performance and business operations of our company.

These forward-looking statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Report.  Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this Report to reflect any change in our expectations or any change in events, conditions, or circumstances on which any of our forward-looking statements are based or to conform to actual results.  Factors that could cause or contribute to differences in our future financial and operating results include those discussed in the risk factors discussed elsewhere in this Report. We qualify all of our forward-looking statements by these cautionary statements.

You should read this section in combination with the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2009 included in our Annual Report on Form 10-K for the year ended June 30, 2009.

Overview

Our current business is the distribution of wine and spirit products manufactured in Armenia.  In the future we may add alcohol beverage products manufactured in other countries.

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Our signature product is Marani Vodka, a premium vodka which is manufactured exclusively for us in Armenia. Marani Vodka is made from winter wheat harvested in Armenia, distilled three times, aged in oak barrels lined with honey and skimmed dried milk, then filtered twenty-five times. Bottling of the product occurs at the Eraskh distillery in Armenia. Our vodka was awarded the gold medal in the International Spirit Competition, held in San Francisco, California, in both 2004 and 2007, the 5 Diamond Award by the American Academy of Hospitality and Sciences in March 2008, and was officially launched in August 2006.

At this time, and management believes for the foreseeable future, all of the Company’s products will come from a single supplier, Erashk Winery, Ltd. The Company has an Exclusive Distribution Agreement with Erashk Winery Ltd., an Armenian manufacturer of wine and other spirits, to purchase, inventory, promote, and resell any of its products world-wide. The agreement was renewed on May 3, 2007, and continues until November 26, 2012 and is subject to automatic five (5) year renewals.

The Company is a client of Southern Wine & Spirits of America, Inc. ("Southern"), the largest alcoholic beverage distributor in the United States. Through Southern, the Company’s Marani Vodka is being distributed in Nevada, California and Pennsylvania.  In addition, our product is being distributed by QV Distribution in Arizona, and by Wine Bauer in Illinois.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the financial statements are prepared. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 3 of the notes to financial statements.  Certain critical policies are presented below.

Stock Based Compensation

In July 2009, we adopted FASB ASC Topic 718, "Share-Based Payment" (previously "SFAS 123(R)"). This topic requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under this topic, we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

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We account for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC Topic 718, "Share-Based Payment" (previously "SFAS 123(R)").  Under this topic Common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

Fair Value of Financial Instruments

In July 2009, we adopted FASB ASC Topic 825, "Disclosures about Fair Value of Financial Instruments"(previously SFAS No. 107). This topic requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Results of Operations for the Six Months Ending December 31, 2009 Compared to June 30, 2009

Revenues

Period Ending December 31	2009	2008	$ Change
Revenues	$145,301	$110,762	$34,539

The increase in our revenues for the six months ending December 31, 2009 reflects our ongoing efforts to grow this business, including a major rebranding of the Marani Vodka product, the development and augmentation of our internal sales force, securing additional distributors, expanding our product offering, increasing our volume per outlet and driving further penetration of our products into our current customer base, including a major advertising campaign initiated in prior reporting periods.

Cost of Sales

Period Ending December 31	2009	2008	$ Change
Costs	$75,943	61,533	14,410

The increase in cost of sales and cost of sales as a percentage of revenues are the result of the increase in sales concomitant with the continued development of our core business.

Operating Expenses

Period Ending December 31	2009	2008	$ Change
Marketing and Advertising	$202,221	813,331	611,110

General & administrative	$(5,307,343)	3,393,717	8,701,060

Total Operating Expenses	$(5,105,122)	4,206,502	9,311,624

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Marketing and Advertising

The decrease in marketing and advertising expenses is the result of the lack of adequate funds to maintain the prior period aggressive levels of marketing and sales promotion.  We expect, however, that marketing and advertising expenses will increase with additional funding and resultant sales growth.

General and Administrative

Included in our general and administrative expenses are payroll for employees, travel for market development and financing activities, compensation for our restructured executive management, accounts payable and accrued expenses. The significant decrease in total general and administrative expenses is primarily the result of the December 2009 cancellation of 21,297,309 shares of common stock, issued May 30, 2008 to Purell Partners as compensation for financing activities, resulting in a $5,324,327 reduction in general and administrative expense for the six months ended December 31, 2009.Total general and administrative expenses are expected to increase in the following quarters as we continue to build the Company's infrastructure to expand our business.

Other Income (Expense)

Period Ending December 31	2009	2008	$ Change
Interest income	$9,697	15,083	5,386

Interest expense	$(57,467)	(6,082)	51,385

Derivative Expense	$(246,501)	-	246,501

Total Other Income (Expense)	$(198,731)	9,001	207,732

The increase in interest expense over the six months ending December 31, 2009 is primarily the result of our pay down of our debt obligations under a long term SBA loan at an interest rate of 8.25%, and our accrual of interest on three short term notes in the aggregate principal amount $450,000, each having an interest rate of 8%.

We recorded a derivative expense of $246,501 for the six months ending December 31, 2009, based upon the relative fair values of our share purchase warrants outstanding as of December 31, 2009 and June 30, 2009 respectively, as set forth in Note 10.

Net Income (Loss)

Period Ending December 31	2009	2008	$ Change
Net Income (Loss)	$5,373,211	(4,148,272)	9,521,483

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Our net income over the six months ending December 31, 2009 resulted from an increase in revenue and gross profit over the same period in 2008 and the significant decrease in total general and administrative expenses as the result of the cancellation of 1,635,000 shares of our common stock issued in payment of $620,810 for outsourced services, which payments were reported as a general and administrative expense in the last two quarters of our 2009 fiscal year ending June 30, 2009.

Income (Loss) per Common Share Applicable to Common Stockholders

Our basic income/loss per common share applicable to common stockholders for the six months ending December 31, 2009 and the same period in 2008 was $0.03 and $(0.02), respectively  We have treated all potential common share issuances resulting from the exercise of options and warrants as having an antidilutive impact on earnings per share.

The number of common shares used in our per share calculations decreased from 180,891,796 for the period ending June 30, 2009 to 165,556,026 for the period ending December 31, 2009.

Liquidity and Capital Resources

Working Capital Needs and Major Cash Expenditures

Our footnotes contain an explanatory paragraph that indicates that, with the exception of the last two reporting periods, we have continuing losses from operations, and our working capital is insufficient to meet our planned business objectives. This report also states that, because of these losses, there is substantial doubt about our ability to continue as a going concern. This report and the existence of these recurring losses from operations may make it more difficult for us to raise additional debt or equity financing needed to run our business, and are not viewed favorably by analysts or investors. Furthermore, if we are unable to raise a significant amount of proceeds from private placements, public offerings or other financings, this may cause our cessation of business resulting in investors losing the value of their investment in us.

A major factor in the Company’s net losses, as set forth above, was the recent investments by the Company in expanded operations and a marketing campaign relating to its primary product, Marani Vodka. Management believes that these expenses are necessary to expand the business of the Company.

We currently have reduced our monthly working capital needs to approximately $75,000.  This amount is expected to increase going forward, primarily due to the following factors:

• expansion of our administrative and operational infrastructure in connection with anticipated increase in our business activities, and
• continued expansion of our marketing and sales programs.

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External Sources of Liquidity:

During the six months ended December 31, 2009, we received proceeds of $50,000 from the sale of common stock and $300,000 proceeds from notes payable and a convertible note.

In October 2008, the Company obtained a $1,000,000 credit line from Citibank collateralized by the cash in the Company’s money market account.  At December 31, 2009, the balance due on this credit line was $999,556.

To date, we have relied on funding from investors, our officers and directors, and our limited sales to fund operations. To date, we have generated little revenue and have extremely limited cash liquidity and capital resources. Our future capital requirements will depend on many factors, including our ability to market our products successfully, cash flow from operations, and our ability to obtain financing in the capital markets. Our business plan requires additional funding beyond our anticipated cash flow from operations. Consequently, although we currently have no specific plans or arrangements for financing, we intend to raise funds through private placements, public offerings or other financings. Any equity financings would result in dilution to our then-existing stockholders. Sources of debt financing may result in higher interest expense and may expose the Company to liquidity problems. Any financing, if available, may be on unfavorable terms. If adequate funds are not obtained, we may be required to reduce or curtail operations. We anticipate that our existing capital resources will be adequate to satisfy our operating expenses and capital requirements for approximately 6 months. However, this estimate of expenses and capital requirements may prove to be inaccurate.

Information About Our Cash Flows for the Three Month Period Ending December 31, 2009 and 2008

Cash provided by (used in):	2009	2008	$ Change
Operating activities	$(357,088)	(2,068,427)	1,711,339
Financing activities	$330,000	775,000	442,000

Cash provided by or used in our operating, investing and financing activities is the result of the continuation of the growth of our core business after the April 2008 merger transaction.  The net decrease in cash used in operating activities of is due primarily to our net income in the period ending December 31, 2009 compared to a net loss for the same period in 2008.  The net income for the 2009 period was primarily attributable to the cancellation of 1,635,000 shares of our common stock issued in payment of $620,810 for outsourced services, which payments were reported as a general and administrative expense in the last two quarters of our 2009 fiscal year ending June 30, 2009.   Changes in accounts payable contributed to a decrease in cash used by operating activities of in 2009, as compared to 2008.   Cash flows generated by our operating activities were inadequate to cover our cash disbursement needs for the period ending December 31, 2009, and we had to rely on private placement financing to cover operating expenses.

Net cash provided by our financing activities for the period ending December 31, 2009 was $330,000, while net cash provided by financing activities for the same period in 2008 was $775,000.  The decrease in 2009 is attributed to the decrease in available financing during the 2009 period.

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Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Effects of Inflation

We believe that inflation has not had any material effect on our net sales and results of operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 4T. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of September 30, 2009. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We have conducted a review Items 307 and 308(a) of Regulation S-K, and Rule 13a-15, as well as the Commission’s Final Rule “Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” in connection with the effectiveness of our Disclosure Controls and Procedures and Internal Controls over Financial Reporting as of the period ended December 31, 2009 and any remediation plans that have or will be initiated, as applicable.

Based on that evaluation and review, the Chief Executive Officer and Chief Financial Officer concluded that, as the period ended December 31, 2009, our disclosure controls and procedures were not effective.

Management’s Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f).  Management conducted an assessment as the period ended December 31, 2009 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on that evaluation, management concluded that our internal controls over financial reporting were not effective as of the period ended December 31, 2009, based on criteria in Internal Control – Integrated Framework issued by the COSO.

For the period ended December 31, 2009, we identified certain material weaknesses of the effectiveness of our internal controls over financial reporting for which we are implementing remedial procedures, as follows:

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Material Weakness

We have examined our financial and transactional information collection processes, and have determined that, where events during the reporting period have delayed the collection process and the immediate “closing” of our financial position for the reporting period, we have not had appropriate time to make effective decisions regarding the accuracy of our required disclosures.

Remediation

Based on the review and analysis set forth above, we have concluded that our controls and procedures needed to be revised to ensure that the information required to be disclosed by us in the reports we file is timely accumulated and communicated to management to allow for considered and appropriate decisions regarding both the collection of information and an analysis of the accounting treatment afforded the information collected. .  In response to this conclusion, we have designed and implemented processes of collecting financial and transactional information on a more expeditious and priority basis, with the goal of “closing” our quarterly and annual financial positions to allow for the timely analysis, review and audits by our auditors, and management’s decisions regarding our required informational and accounting treatment disclosures.

These processes include the calendaring of target dates for the following:

• collection of financial information
• analysis of the completeness of information collected
• review and analysis of debt
• review and analysis of assets
• review and analysis of revenues
• review and analysis of expenses, by category
• review and analysis of our statement of equity
• finalization of general ledger and subsidiary reports for the reporting period
• reconciliation of reports
• review and analysis of events subsequent to the closing of the last reporting period, and
• preparation of preliminary and final financial statements for review or audit by our auditors

These processes will also include where appropriate the increased and early utilization of accounting and legal service providers to resolve any matters concerning disclosure or accounting issues.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the control procedure may deteriorate.

Changes in internal controls

We have designed and implemented processes of collecting financial and transactional information on a more expeditious basis with the goal of “closing” our quarterly and annual financial positions to allow for timely analysis, review and audits by our auditors and management decisions regarding our required disclosure.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings

Our former subsidiary, Fit For Business (Australia) Pty. Ltd. is plaintiff in legal proceedings against one of our licensees, L.R. Global Marketing Pty. Ltd, for outstanding licensing fees owed in the amount of $443,263. The subsidiary was recently sold, as detailed in Note 1 to our Consolidated financial Statements 1 above, and to the knowledge of management, Marani Brands has no further interests or liabilities stemming from this proceeding as of the time of this filing.

In October, 2009, Juggernaut Advertising, Inc. commenced arbitration proceedings against the Company seeking damages, including legal expenses and interest based upon an alleged breach of contract by the Company. In December 2009, an arbitrator ruled that the Company was required to pay Juggernaut $219,777 for monies owed under the contract, accrued interest, legal fees and costs.  In addition, the arbitrator also determined that the Company should reimburse Juggernaut $5,849 in respect of costs of the arbitration that were previously paid by Juggernaut, based upon the arbitrator’s apportionment of the costs of the arbitration.  The Company has accrued the entire $225,626 in accounts payable and accrued expenses and is in the process of evaluating whether or not to appeal the decision of the arbitrator.

Other than these claims, the Company is not a party to any pending legal proceeding. We are not aware of any contemplated proceeding by a governmental authority. Also, we do not believe that any director, officer, or affiliate, any owner of record or beneficially of more than five per cent (5%) of the outstanding common stock, or security holder, is a party to any proceeding in which he or she is a part adverse to us or has a material interest adverse to us.

Item 1A.  Risk Factors

If we are unable to meet our future capital needs, we may be required to reduce or curtail operations.

To date, we have relied on funding from investors, our officers and directors, and our limited sales to fund operations.  Our future capital requirements will depend on many factors, including our ability to market our products successfully, cash flow from operations, and our ability to obtain financing in the capital markets. Our business plan requires additional funding beyond our anticipated cash flow from operations. Consequently, we intend to raise funds through private placements, public offerings or other financings to fund our future capital requirements, including the potential acquisition of Eraskh Winery, Ltd., the current single supplier of our products.  Any equity financings would result in dilution to our then-existing stockholders. Sources of debt financing may result in higher interest expense and may expose us to liquidity problems. Any financing, if available, may be on unfavorable terms. If adequate funds are not obtained, we may be required to reduce or curtail operations. We anticipate that our existing capital resources will be adequate to satisfy our operating expenses and capital requirements for approximately six (6) months. However, this estimate of expenses and capital requirements may prove to be inaccurate.

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We have a limited operating history and limited historical financial information upon which you may evaluate our performance.

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, have a limited operating history.  We may not successfully address these risks and uncertainties or successfully market our existing products or successfully introduce and market new products.  If we fail to do so, it could materially harm our business, adversely impact our financial performance and impair the value of our common stock.  Even if we accomplish these objectives, we may not generate the positive cash flows or profits we anticipate in the future.  Our operating subsidiary, Marani Spirits, Inc., has generated little revenue since it commenced operations.  Unanticipated problems, expenses and delays are frequently encountered in establishing and developing new products in the beverage alcohol industry.  These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, and inadequate sales and marketing.  Any one of these potential problems could have a materially adverse effect upon our results of operations and financial condition.  No assurance can be given that we can or will ever operate profitably.

We rely on third-party suppliers and distilleries to provide raw materials for and to produce our products, and we have limited control over these suppliers and distilleries and may not be able to obtain quality products on a timely basis or in sufficient quantity.

All of our wine and spirits are currently produced by Eraskh, an unaffiliated producer, based in Armenia. There can be no assurance that there will not be a significant disruption in the supply of wheat and other raw materials from current sources or, in the event of a disruption, that Eraskh would be able to locate alternative sources of materials of comparable quality at an acceptable price, or at all.  In addition, we cannot be certain that Eraskh will be able to fill our orders in a timely manner.  There can be no assurance that we will be able to enter into arrangements with other manufacturers for new products.  If we experience significant increased demand for any of our products, or need to replace our existing distiller, there can be no assurance that additional supplies of raw materials or additional distilling capacity will be available when needed on terms that are acceptable to us, or at all, or that any supplier or distiller would allocate sufficient capacity to us in order to meet our requirements.  In addition, even if we are able to expand existing or find new distilling or raw material sources, we may encounter delays in production and added costs as a result of the time it takes to train our new distillers in our methods, products and quality control standards.  Any delays, interruption or increased costs in the supply of raw materials or production of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues both in the short and long-term.

We have entered into a Letter of Intent (the “LOI”) to acquire Eraskh.  There can be no assurance that we will enter into a definitive agreement to acquire the distillery as contemplated by the LOI or that the distillery will be acquired.  In addition, there can be no assurance that our suppliers and distillers will continue to source raw materials and to produce products that are consistent with our standards.  We may in the future receive shipments of product that fail to conform to our quality control standards.  In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues which could have a material adverse affect upon our results of operations and financial condition.

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Competition could have a material adverse effect on our business.

We are in a highly competitive industry and the dollar amount and unit volume of our sales could be negatively affected by our inability to maintain or increase prices, changes in geographic or product mix, a general decline in beverage alcohol consumption or the decision of wholesalers, retailers or consumers to purchase competitive products instead of our products.  Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitive products.  Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products.  We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or promotional expenditures to maintain our competitive position or for other reasons.

Nearly all of our significant competitors have greater market presence, marketing capabilities as well as greater financial, technological and personnel resources than we do.  In spirits, the major global competitors are Diageo, Pernod Ricard, Bacardi and Brown-Forman, each of which has many brands in many market segments, including vodka, which give them the ability to leverage their marketing relationship.  In addition, we face competition from local and regional companies in the United States and world-wide.

An increase in excise taxes or government regulations could have a material adverse effect on our business.

The U.S. and certain other countries in which we operate impose excise and other taxes on beverage alcohol products in varying amounts which are subject to change.  Significant increases in excise or other taxes on beverage alcohol products could materially and adversely affect our results of operations and financial condition.  Many states in the United States have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. In addition, federal, state, local and foreign governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  Certain federal, state and foreign regulations also require warning labels and signage.  New or revised regulations or increased licensing fees, requirements or taxes could also have a material adverse effect on our financial condition and results of operations.

We rely on the performance of wholesale distributors, major retailers and chains for the success of our business.

We currently sell our products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, chain and boutique hotels, bars and restaurants.  In the future, in addition to selling our products to wholesalers, we may we sell our products directly to major retailers and chains.  The replacement or poor performance of our major wholesalers, retailers or chains could materially and adversely affect our results of operations and financial condition.  Our inability to collect accounts receivable from our limited number of major wholesalers, retailers or chains could also materially and adversely affect our results of operations and financial condition Selling to major wholesalers and large retailers results in concentration of our accounts receivable, and the bankruptcy or insolvency of any such wholesaler or retailer could impact the collectability a large amount of our receivables and could adversely affect our financial condition.

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The beverage alcohol distribution industry is being affected by the trend toward consolidation in the wholesale and retail distribution channels, particularly in Europe and the U.S.  If we are unable to successfully adapt to this changing environment, our revenues, share of sales and volume growth could be negatively affected.  In addition, wholesalers and retailers of our products offer products of other companies which compete directly with our products for retail shelf space and consumer purchases.  It is possible that, wholesalers or retailers may give higher priority to products of our competitors.  In the future, our wholesalers and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support.

Our business could be adversely affected by a decline in the consumption of products we sell.

Since 1995, there have been modest increases in consumption of beverage alcohol in most geographic markets.  In the past, however, in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the U.S. and other markets in which we participate.  A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

•	A general decline in economic conditions;
•	Increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
•	A general decline in the consumption of beverage alcohol products in on-premise establishments;
•	A trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices, energy and vitamin drinks and water products;

•	The increased activity of anti-alcohol groups; and
•	Increased federal, state or foreign excise or other taxes on beverage alcohol products.

We must continue to introduce new products in order to stay competitive.

Our success depends, in large part, on our ability to effectively brand and market our Marani Vodka, and develop new products for the marketplace.  Marani Vodka is our only product at this time. The launch and ongoing success of new products are inherently uncertain especially with regard to the ultimate appeal to, and acceptance of, new products by consumers.  The launch of new products can give rise to a variety of costs and an unsuccessful launch, among other things, can affect consumer perception of existing brands as well as our results of operations and financial condition.

Our operations subject us to risks relating to currency rate fluctuations, interest rate fluctuations and geopolitical uncertainty which could have a material adverse effect on our business.

We or do business in different countries throughout the world and, therefore, are subject to risks associated with currency fluctuations.  We are also exposed to risks associated with interest rate fluctuations.  We intend to manage our exposure to foreign currency and interest rate risks through various means including possible utilizing derivative instruments.  We, however, could experience changes in our ability to hedge against or manage fluctuations in foreign currency exchange rates or interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks.  We could also be affected by nationalizations or unstable governments or legal systems or intergovernmental disputes.  These currency, economic and political uncertainties could have a material adverse effect on our results of operations and financial condition.

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Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

There has been increased public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to alcohol abuse, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. Several beverage alcohol producers have been sued in several courts regarding alleged advertising practices relating to underage consumers.  Adverse developments in these or similar lawsuits or a significant decline in the social acceptability of beverage alcohol products that results from these lawsuits could have a material adverse affect on our results of operations and financial condition.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our future success depends significantly on our ability to protect our current brand and future brands and products, to the extent developed, and to defend our intellectual property rights.  We have registered the trademark Marani® in the United States for distilled spirits and brandy and we have filed trademark applications seeking to protect the Marani trademark in certain countries outside the United States.  We know that a third-party that markets and sells wine products has trademarked the Marani name in numerous countries outside of the United States and has registered the name Marani in a number of countries. We are in the process of negotiating an agreement with that third party which would, if entered into, allow to each company to use the Marani trademark in connection with its respective products on a world-wide basis.  There can be no assurance that we will be able to reach an agreement with that third party which, if no agreement is entered into, could prevent us from using the Marani trademark in certain jurisdictions. There can be no assurance that we will be able to protect the intellectual property rights associated with new products that we introduce. There is also a risk that we could, by omission, fail to timely renew one of our trademarks or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

An increase in the cost of energy or materials could affect our profitability.

We have experienced significant increases in energy costs, and energy costs could continue to rise, which would result in higher transportation, freight and other operating costs.  There have also been increases in commodities necessary for our products, such as wheat.  Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases.  We cannot guarantee that we will be able to pass along such increased costs to our customers through increased prices.

15

Changes in accounting standards and taxation requirements could affect our financial results.

New accounting standards or pronouncements that may become applicable to us from time to time, or changes in the interpretation of existing standards and pronouncements, could have a significant effect on our reported results for the affected periods.  We may become subject to income tax in numerous jurisdictions as we attempt to expand our sales to outside of the United States.  In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions in which we operate.  Increases in income tax rates could reduce our after-tax income from affected jurisdictions, while increases in indirect taxes could affect our products’ affordability and therefore reduce our sales.

The loss of key executives and failure to attract qualified management could limit our growth and negatively impact our results of operations.

We depend highly upon our senior management team, primarily Ms. Margrit Eyraud, our Chairman, President and Chief Executive Officer, and other members of our senior management.  As our operations grow, we will need to expand our management to include people skilled and experienced in the distribution of beverage alcohol products.  At this time, we do not know of the availability of such experienced management personnel or how much it may cost to attract and retain such personnel.  The loss of the services of any member of senior management or the inability to hire experienced personnel as outlined above could have a material adverse effect on our results of operations and financial condition.

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We may experience rapid growth and development in a relatively short period of time by aggressively marketing our products.  The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel.  We intend to hire additional personnel in order to manage our expected growth and expansion.  Failure to successfully manage our possible growth and development could have a material adverse effect on our results of operations and financial condition.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or timely or detect fraud, which could have a material adverse effect on our business.

An effective internal control environment is necessary for us to produce reliable financial reports and is an important part of our effort to prevent financial fraud.  We are required to periodically evaluate the effectiveness of the design and operation of our internal controls over financial reporting.  Based on these evaluations, we may conclude that enhancements, modifications or changes to internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective.  There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment.  In addition, control procedures are designed to reduce rather than eliminate business risks.  If we fail to maintain an effective system of internal controls, or if management or our independent registered public accounting firm discovers material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud, which could have a material adverse effect on our business, including subjecting us to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission.  Any such actions could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline or limit our access to capital.

16

Our common stock may be affected by limited trading volume and may fluctuate significantly.

There has been a limited public market for our common stock and there can be no assurance an active trading market for our common stock will develop.  This could adversely affect the ability of our shareholders’ ability to sell our common stock in short time periods or possibly at all.  Our common stock has experienced and is likely to experience significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance.  The price of our common stock could fluctuate significantly in the future based upon any number of factors such as: general stock market trends; announcements of developments related to our business; fluctuations in our operating results; announcements of technological innovations, new products or enhancements by us or our competitors; general conditions in the markets we serve; general conditions in the U.S. and/or global economies; developments in patents or other intellectual property rights; and developments in our relationships with our customers and suppliers.  Substantial fluctuations in our stock price could significantly reduce the price of our common stock.

Our common stock is traded on the "Over-the-Counter Bulletin Board," which may make it more difficult for investors to resell their shares due to suitability requirements.

Our common stock is currently traded on the Over the Counter Bulletin Board (OTCBB) where we expect it to remain in the foreseeable future.  Broker-dealers often decline to trade in OTCBB stocks given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater.  In addition, OTCBB stocks are often not eligible to be purchased by mutual funds and other institutional investors.  These factors may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares.  This could cause our stock price to decline.

The Company’s common stock trades on the OTC Bulletin Board.  At present there is limited trading volume for our common stock. There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all.  Given the limited trading in our common stock, the price of our common stock may be highly volatile.  Factors discussed herein may have a significant impact on the market price of the shares of our common stock.  Moreover, due to the relatively low price of our common stock, many brokerage firms may not effect transactions in our common stock.  Rules enacted by the Securities and Exchange Commission increase the likelihood that many brokerage firms will not participate in a potential future market for our common stock.  Those rules require, as a condition to brokers effecting transactions in certain defined securities (unless such transaction is subject to one or more exemptions), that the broker obtain from its customer or client a written representation concerning the customer’s financial situation, investment experience and investment objectives.  Compliance with these procedures tends to discourage most brokerage firms from participating in the market for certain low-priced securities.

17

Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990.

The Securities Enforcement and Penny Stock Reform Act of 1990 require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

The forward looking statements contained in this Report may prove incorrect.

This report contains certain forward-looking statements, including among others:  (i) anticipated trends in our financial condition and results of operations; (ii) our business strategy for expanding distribution, directly manufacturing products based upon the possible acquisition of Eraskh; and (iii) our ability to distinguish our products and services from our current and future competitors.  These forward-looking statements are based largely on our management’s current expectations and are subject to a number of risks and uncertainties.  Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.  These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

Actual results could differ materially from these forward-looking statements.  In addition to the other risks described elsewhere in this “Risk Factors” discussion, important factors to consider in evaluating such forward-looking statements include: (i) changes to external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) anticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute its strategy due to unanticipated changes in the web development and web hosting industry; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.  In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this “Risk Factors” discussion, there can be no assurance that the events predicted in forward-looking statements contained in this prospectus will, in fact, transpire.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law

IN ADDITION TO THE FOREGOING RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS THAT ARE NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT.  POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER IMPORTANT RISKS COULD ARISE.

18

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended September 30, 2009, the Company cancelled 1,635,000 shares issued for services totaling $620,810; issued 1,125,000 shares for the conversion of debt totaling $255,000; and received $50,000 under a stock purchase agreement under which a total of 2,500,000 shares were be issued to an accredited investor subsequent to September 30, 2009.

In connection with the reappointment of Ms. Eyraud as CEO and President Ms. Eyraud and the Company entered into an Employment Agreement dated as of August 1, 2009, The Company granted to Ms. Eyraud options to purchase 3,000,000 shares of common stock of the Company at a price equal to the closing price of the Company’s common stock on August 3, 2009.  The options vest as to 25% of the underlying shares of common stock on the first anniversary date of the option grant and ratably each quarter thereafter during the next three years of the term.  The options become fully vested and exercisable upon the Company’s termination of Ms. Eyraud’s employment under the terms of the Employment Agreement.

During the six months ended December 31, 2009, the Company cancelled 22,932,309 shares issued for services totaling ($5,945,137); issued 1,125,000 shares for the conversion of debt totaling $255,000; and issued 5,961,539 shares for stock subscriptions totaling $110,000.

Item 3.  Defaults Upon Senior Securities

None

Item 4.  Submission of Matters to a Vote of Security Holders

None

Item 5.  Other Information

None

Item 6.  Exhibits

Exhibit Number	DESCRIPTION
31.1	Certification of CEO, Rules 13a-14(a) & 15d-14(a), filed herewith
31.2	Certification of PAO, Rules 13a-14(a) & 15d-14(a) filed herewith
32.1	Certifications of CEO, 18 U.S.C. Sec. 1350, filed herewith
32.2	Certifications of PAO, 18 U.S.C. Sec. 1350, filed herewith

19

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Marani Brands, Inc.
(Registrant)

Date: June 25, 2010

By: /s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer, President
Director

Date: June 25, 2010

By:  /s/  Valerie Cordy
Valerie Cordy
Principal Accounting Officer

20

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 7241)
I, Margrit Eyraud, certify that:

1.           I have reviewed this amended quarterly report on Form 10-Q/A of Marani Brands, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 25 , 2010
/s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 7241)
I, Valerie Cordy, certify that:

1.           I have reviewed this amended quarterly report on Form 10-Q/A of Marani Brands, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 25, 2010
/s/ Valerie Cordy
Valerie Cordy
Principal Accounting Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying amended Quarterly Report of Marani Brands, Inc. (the “Company”) on Form 10-Q/A for the period ended December 31, 2009 (the “Report”), I, Margrit Eyraud, Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 25 , 2010
/s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying amended Quarterly Report of Marani Brands, Inc. (the “Company”) on Form 10-Q for the period ended December 31, 2009 (the “Report”), I, Valerie Cordy, Principal Accounting Financial Officer of the Company, hereby certify that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 25 , 2010
/s/ Valerie Cordy
Valerie Cordy
Principal Accounting Officer